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Michael Baker Corporation

PROCESSED
AUG 2 0 2008
THOMSON REUTERS

Creating value by delivering

innovative and sustainable solutions

for infrastructure and the environment.

2007 Annual Report

Baker

Table of Contents

(as arranged in order, front-to-back)

Financial Summaries 1

Message to Shareholders 2

Form 10-K . . . . pages 1-41

Exhibit 13.1 . . . . pages 1-51

Exhibit 32.1

Exhibit 32.2

Exhibit 32.1

Exhibit 99.1

Board of Directors,
Corporate Management,
and Shareholder Information . . . . Back Inside Cover

Note with respect to Forward-Looking Statements:

This Annual Report, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 on Form 10-K, contains forward-looking statements concerning our future operations and performance. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: the events described in the "Risk Factors" section of this Form 10-K, increased competition; increased costs; changes in general market conditions, changes in industry trends, changes in the regulatory environment; changes in our relationship and or contracts with the Federal Emergency Management Agency ("FEMA"), changes in anticipated levels of government spending on infrastructure, including the Safe, Accountable, Flexible, Efficient Transportation Equity Act-A Legacy for Users ("SAFETEA-LU"); changes in loan relationships or sources of financing; changes in management; changes in information systems; late SEC filings; and the restatement of financial results. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

The recently constructed Pyandzh River Bridge, located along the borders of Tajikistan and Afghanistan. Baker provided a broad range of services from boundary and geotechnical surveys to initial planning, preliminary design, and construction inspection.

Financial Summaries

revenues

2007 | $727.0

[illegible]

[illegible]

net income

2007 | $19.3

[illegible]

[illegible]

earnings per share

2007 | $2.18

[illegible]

[illegible]

financial summary

	2007	2006 *Restated*	2005
Revenues	**$727.0**	$646.7	$579.3
Income from Operations	**31.4**	16.2	16.9
Net Income	**19.3**	10.3	5.1
Diluted Earnings Per Share	**2.18**	1.19	0.58
Shareholders' Investment	**115.1**	93.6	79.8
Total Backlog at Year End	**$1,313.9**	$ 1,295.7	$ 1,322.0

segment summary

	2007	2006 *Restated*	2005
Revenues			
Engineering	**$401.5**	$380.1	$371.1
Energy	**325.5**	266.6	208.2
Total Revenues	**$727.0**	$646.7	$579.3
Income/(Loss) from Operations			
Engineering	**$32.2**	$13.6	$26.6
Energy	**0.9**	4.0	(6.0)
Corporate	**(1.7)**	(1.4)	(3.7)
Total Income From Operations	**$31.4**	$16.2	$16.9

Message to Shareholders



Bradley L. Mallory
President and Chief Executive Officer

I am proud to report that 2007 was a record year for Baker at both the top and bottom lines, built on improved utilization, vigorous cost control, and by stressing fundamentals—the business of business, in other words.

Company revenues totaled $727.0 million, a 12 percent increase over the prior year; net income finished the year at $19.3 million, compared to $10.3 million in the prior year; and diluted earnings per share rose to $2.18 from $1.19 in the prior year. These positive results were made possible in large part to a comprehensive realignment of our Engineering business that served to reset our attention and reinvigorate our focus on engineering services—primarily in the transportation and federal markets.

The leadership of my predecessor, Dick Shaw, who served as both CEO and Chairman of the Board during this period of peak performance, will always be remembered with gratitude and respect. We are indeed indebted to his dedication to Baker.

This annual report arrives later than usual due to delays made necessary by our identification of accounting errors related to revenue recognition on domestic managed services contracts in our Energy segment. We have taken the appropriate steps to bring our 2007 and 2006 financials into compliance and to prevent this from recurring. With the restatement of earnings behind us, we now turn our full attention to creating greater value for you, our shareholders, as well as our employees and clients.

A Company with a Purpose

In 2007, we articulated our purpose of *creating value by delivering innovative and sustainable solutions for infrastructure and the environment.* This important step in the Company's evolution supports our strategy for growth of combining organic growth and acquisitions, supported by improved business processes. Our clearly defined purpose drives how we perform projects and act as a corporate citizen. And, although our acquisition initiatives are still in process, we have already seen the benefits of this approach.

Collaboration, Cooperation, Communication

Our strategy moving forward begins and ends with Baker professionals working with greater collaboration, cooperation, and communication. We are fortunate to have an extraordinarily deep bench of talent worldwide, and we tap that bench strength constantly to continuously develop innovative, sustainable, and high-value solutions for our clients. An important tool in this regard is the "Baker Way" of approaching client service. Our project managers follow this faithfully, employing a uniform process that consistently generates quality results with fewer project issues—all of which leads to higher profitability and a much more agile organization. A major factor in this approach is how we measure results. Our Engineering managers, regardless of geographic location or line of business, make decisions and allocate resources to bring the best of Baker to bear for the project and client. The resulting revenues, in other words, are only effectively counted at the consolidated segment level. Internal competition for dollars has been eliminated—we're all working for the client to the benefit of Baker overall. This has proven to be a most liberating concept, with real benefits for our clients, our Company, and our shareholders.

Pursuit of the Energy Segment Divestiture

In July 2007, we engaged a financial advisor to assist the Board of Directors in pursuing the sale of our Energy business segment. While we were in discussions with several potential buyers, we discovered the accounting errors in Energy that led to the restatement and those discussion ceased. We resumed our evaluation of strategic options, including a potential sale of the Energy segment, in the third quarter of 2008. If the business is sold, we will reinvest the proceeds in our Engineering segment to support growth in that core business.

Organic Growth—A Vital Component

As a keystone of our growth strategy, Baker is aggressively pursuing organic growth, based largely on existing clients and adding new business lines. For example, in states where Baker's transportation design capability is strong, we are working to add construction management and aviation-related business. Since our comprehensive range of transportation services appeals to all transportation infrastructure owners nationwide—including highways, bridges, tollways, aviation, and transit—we have had success gaining a certain percentage of business from traditional state and local agencies. By demonstrating a broader range of transportation management services to other regions, we can expand market share and achieve the desired level of organic growth.

Baker has an established presence in key geographic markets which creates and sustains a foundation of revenue to enable expansion into new regions. Those new markets, considered less mature from Baker's perspective, include the southeastern and western U.S., where we gained appreciable traction in 2007. Our efforts in Texas, Colorado, Utah, and Arizona, in particular, have resulted in Baker being recognized as emerging leaders in those markets. The Utah Department of Transportation, for example, named Baker its "Consultant of the Year" for 2007 in recognition of our participation in a number of innovative highway and bridge projects.

The Federal business contributes to our western growth, as well. Two unique conservation conveyance projects at Honey Lake, California, and Camp Bonneville, Washington, have established Baker as a premier provider of program management and asset renewal services in an extremely complex contractual environment. Our investment in the Base Realignment and Closure and Troop Redeployment programs paid tangible dividends in 2007 in the west and elsewhere. We clearly see additional homeland security-related business in the months and years ahead. Our participation in the FEMA Map Modernization effort has opened new markets for Baker in Colorado, Georgia, Texas, Washington, and California. With the opening of our Sacramento, California office, we are providing water systems and flood protection services.

Growth Through Acquisition

We remain committed to an acquisition process in our Engineering segment to supplement our organic growth initiatives. It is important to note that we have the financial capacity to proceed with acquisitions with or without the potential sale of the Energy segment. The Engineering acquisition process, which began in earnest in the fall of 2007, has enabled us to identify several acquisition candidates now in various stages of consideration. We have appointed a seasoned professional, Joe Beck, vice president and director of corporate development, to lead this effort.

The southeastern U.S. is our primary target of opportunity for an acquisition. A secondary target is the West Coast/Pacific Northwest. The most attractive acquisitions would expand and deepen Baker's presence in these geographic regions, while strengthening our core services in the transportation, water, facilities, geospatial, and environmental market segments. While making prudent and wise acquisitions represents an important strategic path for Baker, we will only pursue those that we believe will add value as a result of our due diligence.

2007 Performance Highlights



- The Base Realignment and Closure (BRAC) and Troop Redeployment [illegible] for the U.S. Department of [illegible] began to ramp up strongly in 2007 [illegible]. Our ability to [illegible] delivery [illegible] for the [illegible] design [illegible] process [illegible] Baker to leverage this strength into [illegible] significant piece of business so far in 2008.
- [illegible] our joint venture performing work for the [illegible] reconstruction in Iraq and Afghanistan contributed significantly to both our top and bottom lines in 2007 [illegible]. That work [illegible] in 2008.
- The FEMA Map Modernization project, addressing the nation's flood mapping system, remained our focus in the [illegible] for 2007. Strong project performance produced significant incentive payments, and 2008 looks equally promising. Our contract for this important work is scheduled to expire in March 2009. We will be a strong competitor whenever and however the re-compete occurs.
- Baker's ongoing work in support of the U.S. Department of Homeland Security, including the US VISIT system of border safeguards, contributed to our success in 2007 and will continue to be important in 2008.
- One of Baker's cornerstones of consistent performance is our transportation business, and 2007 was no different as the Company finished strong in this segment after a somewhat sluggish start. As an example, our transportation client in Utah presented a unique opportunity for our design and project management professionals to provide an innovative approach to replacing an existing 37-year-old, deteriorating bridge deck (see photo below). Our team devised an "Accelerated Bridge Construction" plan to build the replacement deck within the road right of way while traffic continued to flow. Then, over the course of a single weekend, cleanly and safely lift off the existing bridge deck and deftly maneuver the new [illegible] deck into position.



2007 Performance Highlights

- Baker is continuing stream restoration projects along many miles of impacted projects sites across a wide variety of settings, including urban and rural, flat and steep gradients, small streams and large rivers, sand and gravel beds. These projects are completed by a multi-disciplinary team of scientists, engineers, and technicians from fields such as geomorphology, water resource engineering, aquatic biology, plant biology, technical [illegible], surveying, and CADD. At the [illegible] River site in north central North Carolina [illegible], that expertise has been hard at work for more than a decade and has produced impressive results.
- Baker's presence in the aviation market re-emerged in 2007 as we provided valuable solutions on a number of major projects, including airports in Cleveland, Columbus, Pittsburgh, and Philadelphia. The changing nature of the aviation industry to more profitable regional coverage has transformed and elevated the importance of small and midsize airports. As a result, we are focusing greater attention on meeting the upgrading and expansion needs of regional airports across the Midwest in markets such as Ohio, Indiana, and Illinois.
- Increasingly, we are being asked by our clients to approach their projects with a "sustainability" mindset. There may be no better example of this than our planning and design work for the Anacostia Waterfront Initiative (AWI), a LEED™ (Leadership in Energy and Environmental Design) Neighborhood Development Pilot Project, in Washington, DC (see plan below). The AWI, created by the Anacostia Waterfront Corporation, is a truly groundbreaking and visionary effort to revitalize a long neglected residential, commercial and industrial region along the Anacostia River. The planning and design techniques we are using on this project are progressive and are implemented to minimize any negative environmental impacts of the development.

Building a Baker for the Future

We have formed a new Baker leadership team and are actively filling key positions to make the most of the many opportunities before us. At the same time, our Board of Directors leadership continues to evolve. We thank Roy V. Gavert, Jr. for his many years of valuable service to the Board, and we congratulate William J. Copeland on being named Director Emeritus in recognition of his longtime contributions to the Company. Also, we extend a warm welcome to our newest Board members, David N. Wormley, Ph.D., Dean of Engineering at the Pennsylvania State University, and Mark E. Kaplan, senior vice president and chief financial officer of Duquesne Light Holdings. Dr. Wormley brings a wealth of engineering expertise and knowledge of today's young engineer to Baker at a critical moment in our efforts to grow by recruiting young engineering talent and offering them a great place to work. Mr. Kaplan will provide the Board with a breadth of insight on financial and risk management and organizational structure issues.

Pursuing growth through acquisition and organic opportunities. Improving business processes continuously through cost control, diligent management, and project reviews. Creating stakeholder value by delivering innovative and sustainable solutions for infrastructure and the environment. It all came into sharper focus in 2007. We believe that the results for 2008 and beyond will continue to benefit from that focus and from the continued superior performance of our people. On behalf of the worldwide team of Baker professionals, I thank you for your continued support.

Sincerely,

Bradley L. Mallory
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

Commission file number 1-6627

Baker

Michael Baker Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	**25-0927646**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Airside Business Park, 100 Airside Drive, Moon Township, PA	**15108**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (412) 269-6300

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each Exchange on which Registered
Common Stock, par value $1 per share	American Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ______ No __✓__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ______ No __✓__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ______ No __✓__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ______ Accelerated filer __✓__
Non-accelerated filer ______ Smaller reporting company ______
(Do not check if smaller reporting company)

Indicate by check mark if the registrant is a shell company of the Act (as defined in Rule 12b-2) of the Act).
Yes ______ No __✓__

The aggregate market value of Common Stock held by non-affiliates as of June 30, 2007 (the last business day of the Company's most recently completed second fiscal quarter) was $325.7 million. This amount is based on the closing price of the Company's Common Stock on the American Stock Exchange for that date. Shares of Common Stock held by executive officers and directors of the Company and by the Company's Employee Stock Ownership Plan are not included in the computation.

As of May 31, 2008, the Company had 8,833,298 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts of Form 10-K into which Document is incorporated
Financial Section of Annual Report to Shareholders for the year ended December 31, 2007	I, II

MICHAEL BAKER CORPORATION
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

		Page
PART I		
Item 1.	BUSINESS	2
Item 1A.	RISK FACTORS	7
Item 1B.	UNRESOLVED STAFF COMMENTS	11
Item 2.	PROPERTIES	11
Item 3.	LEGAL PROCEEDINGS	11
Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	12
PART II		
Item 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	13
Item 6.	SELECTED FINANCIAL DATA	15
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	15
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	15
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	16
Item 9A.	CONTROLS AND PROCEDURES	16
Item 9B.	OTHER INFORMATION	21
PART III		
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	22
Item 11.	EXECUTIVE COMPENSATION	24
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	34
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	36
Item 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	36
PART IV		
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	38

NOTE WITH RESPECT TO FORWARD-LOOKING STATEMENTS:

This Annual Report on Form 10-K, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 hereto, which is incorporated by reference into Item 7 of Part II, contains forward-looking statements concerning our future operations and performance. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: the events described in the "Risk Factors" section of this Form 10-K; increased competition; increased costs; changes in general market conditions; changes in industry trends; changes in the regulatory environment; changes in our relationship and/or contracts with the Federal Emergency Management Agency ("FEMA"); changes in anticipated levels of government spending on infrastructure, including the Safe, Accountable, Flexible, Efficient Transportation Equity Act – A Legacy for Users ("SAFETEA-LU"); changes in loan relationships or sources of financing; changes in management; changes in information systems; late SEC filings; and the restatement of financial results. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

EXPLANATORY NOTE

As more fully described in Note 2 to the consolidated financial statements under Item 8, "Financial Statements and Supplementary Data" herein, we have restated our consolidated balance sheet as of December 31, 2006 and our consolidated statements of income, of cash flows and of shareholders' investment for the year ended December 31, 2006.

In addition, as disclosed in Note 21 to the consolidated financial statements, certain restatement adjustments affected interim quarterly financial information for 2007 and 2006. Such restatement adjustments have been reflected in the unaudited selected quarterly financial data appearing herein and, with respect to 2007, will be reflected in our 2008 Quarterly Reports on Form 10-Q, which the Company plans to file subsequent to this Annual Report on Form 10-K.

We have not amended our previously filed Quarterly Reports on Form 10-Q for the periods affected by the restatement adjustments, and accordingly, the financial statements and related financial information contained in such reports should not be relied upon.

All amounts in this Annual Report on Form 10-K affected by the restatement adjustments reflect such amounts as restated.

PART I

Item 1. BUSINESS.

General

In this Form 10-K, the terms "the Company," "we," "us," or "our" refer to Michael Baker Corporation and its subsidiaries collectively. We were founded in 1940 and organized as a Pennsylvania corporation in 1946. Today, through our operating subsidiaries, we provide engineering and energy expertise for public and private sector clients worldwide.

Information regarding the amounts of our revenues, income from operations before Corporate overhead allocations, total assets, capital expenditures, and depreciation and amortization expense attributable to our reportable segments is contained in the "Business Segments" note to our consolidated financial statements, which are included within Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference.

According to the annual listings published in June 2008 by *Engineering News Record* magazine ("ENR") based on total engineering revenues for 2007, we ranked 40th among the top 500 U.S. design firms; 19th among "pure design" firms; 13th in water and 13th in water supply; 15th among transportation design firms, including 22nd in highways, 11th in bridges and 24th in airports; 28th among construction management-for-fee firms; 17th in pipelines (petroleum); and 61st among environmental firms. In addition, we believe that we are one of the largest providers of outsourced operations and maintenance services to the energy industry in the Gulf of Mexico.

Strategy

Our strategy is based on three concepts – growth, profitability and innovation.

Growth – We seek to grow both organically and through strategic acquisitions. Organically, we will grow by securing larger and more complex projects and programs that correspond well with our existing knowledge and capabilities in both the Engineering and Energy segments in the United States and abroad. Furthermore, we will seek to provide additional and related services to existing clients; for example, offering construction management services to a State Department of Transportation for which we are currently providing only design services. Our multi-hazard flood mapping and modernization program (MapMod) with FEMA is another prime example of our execution of this concept. With regard to acquisitions, we will seek opportunities that expand our skill sets or our geographical presence in our core Engineering business.

As part of the growth aspect of our strategy, we have engaged an investment banker to assist our Board of Directors in pursuing the sale of our Energy segment. This activity commenced during July 2007. Discussions with several potential buyers were in process at December 31, 2007; however, all substantive discussions related to a possible sale ceased during the first quarter of 2008 due to our Energy segment's revenue-related restatement. We anticipate resuming our evaluation of strategic alternatives, including a potential sale of the Energy segment, during the third quarter of 2008. If we are able to consummate a sale of the Energy segment, any proceeds realized would be reinvested in our Engineering segment in order to continue to grow that business.

Profitability – We seek to consistently improve the profitability of our businesses through long-term, performance-based contracting arrangements with our clients. This strategy is evident in our current mix of contracts, including the FEMA contract mentioned above for Engineering and our service contracts in the Energy segment.

Innovation – We strive to constantly and consistently innovate ways to deliver services to our clients. For example, we executed the design for an accelerated bridge replacement of a deteriorating 37-year-old bridge in Utah. This complex project involved precise engineering for design of the new bridge (which was constructed in an adjacent area) and support structures, as well as removal of the old bridge, maneuvering the new deck into position, and sliding it into place in a single weekend. Additionally, we utilize mapping and geographic information technology in a number of innovative ways, including estimating damage to homes and other facilities in the aftermath of hurricanes.

Business Segments

Our business segments have been determined based on how executive management makes resource decisions and assesses our performance. Our two reportable segments are Engineering and Energy. Information regarding these business segments is contained in our "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included within Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference.

The following briefly describes our business segments:

Engineering

Our Engineering segment provides a variety of design and related consulting services, principally in the United States of America ("U.S."). Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, and regulatory compliance. The Engineering segment has designed a wide range of projects, such as highways, bridges, airports, busways, corporate headquarters, data centers, correctional facilities and educational facilities. This segment also provides services in the water/wastewater, pipeline, emergency and consequence management, resource management, and telecommunications markets. This segment is susceptible to upward and downward fluctuations in federal and state government spending.

Our transportation services have benefited from the U.S. federal government's SAFETEA-LU legislation in recent years. Additionally, we have benefited from increased federal government spending in the Department of Defense and the Department of Homeland Security, including FEMA, US-VISIT and the Coast Guard. We partner with other contractors to pursue selected design-build contracts, which continue to be a growing project delivery method within the transportation and civil infrastructure markets.

Energy

Our Energy segment provides a full range of services to operating energy production facilities worldwide. This segment's comprehensive services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. The Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for our own account or own any oil or natural gas reserves.

One delivery method employed by the segment is managed services, an operating model that has broadened the Energy segment's service offerings in the offshore Gulf of Mexico and the onshore U.S. This model has the potential to enhance our operating margins as well as our clients'. Onshore, we have taken over full managerial and administrative responsibility for clients' producing properties. Offshore, the segment has organized a network of marine vessels, helicopters, shore bases, information technology, safety and compliance systems, specialists, and a leadership team that manages the sharing of resources, thereby resulting in improved profitability for participants. Presently, we are working under managed services agreements with oil and gas producers in the Gulf of Mexico and in the Powder River Basin in Wyoming. Several of these managed services contracts have incentive features that could result in additional payments to us based on our performance.

The segment also operates in over a dozen foreign countries, with major projects in Venezuela, Thailand, Algeria and Nigeria. The local political environment in certain of these countries subjects our related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon our experience with these clients, after giving effect to our related allowance for doubtful accounts balance at December 31, 2007, we believe that these receivable balances will be fully collectible within one year. This segment also has some exposure to currency-related gains and losses but a substantial amount of our foreign transactions are settled in the same currency, thereby greatly reducing our exposure to material currency transaction gains and losses.

Domestic and Foreign Operations

For the years ended December 31, 2007, 2006 and 2005, our percentages of total contract revenues derived from work performed for U.S.-based clients within the U.S. totaled 89%, 87% and 88%, respectively. The majority of our domestic revenues comprises engineering work performed in the Mid-Atlantic region of the U.S. and operations and maintenance work performed by our Energy segment in Texas, Louisiana, Wyoming, and the Gulf of Mexico. Our foreign revenues are derived primarily from our Energy segment.

Contract Backlog

(in millions)	As of December 31, 2007	As of December 31, 2006
Engineering		
Funded	**$ 425.6**	$ 337.3
Unfunded	**696.6**	719.8
Total Engineering	**1,122.2**	1,057.1
Energy	**191.7**	238.6
Total	**$ 1,313.9**	$ 1,295.7

For our Engineering segment, funded backlog consists of that portion of uncompleted work represented by signed contracts and/or approved task orders, and for which the procuring agency has appropriated and allocated the funds to pay for the work. Total backlog incrementally includes that portion of contract value for which options have not yet been exercised or task orders have not been approved. We refer to this incremental contract value as unfunded backlog. U.S. government agencies, and many state and local governmental agencies, operate under annual fiscal appropriations and fund various contracts only on an incremental basis. In addition, our clients may terminate contracts at will or not exercise option years. Our ability to realize revenues from our backlog depends on the availability of funding for various federal, state and local government agencies; therefore, no assurance can be given that all backlog will be realized.

In the Energy segment, our managed services contracts typically have one to five year terms and up to ninety-day cancellation provisions. Our labor services contracts in the Energy segment typically have one to three year terms and up to thirty-day cancellation provisions. For these managed services and labor contracts, backlog includes our forecast of the next twelve months' revenues based on existing contract terms and operating conditions. For our managed services contracts, fixed management fees related to the contract term beyond twelve months are not included in backlog. Backlog related to fixed-price contracts within the Energy segment is based on the related contract value. On a periodic basis, backlog is reduced as related revenue is recognized. Oil and gas industry merger, acquisition and divestiture transactions affecting our clients can result in increases and decreases in our Energy segment's backlog.

Engineering

The increase in Engineering's backlog as of December 31, 2007 resulted from new work orders totaling $10 million being performed by us for our unconsolidated Engineering subsidiary operating in Iraq, the addition of two environmental services contracts totaling $16 million and various new transportation contract awards. As of December 31, 2007 and December 31, 2006, approximately $57 million and $64 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation's flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Although we expect additional funding authorizations, we do not anticipate realizing all of our unfunded FEMA backlog balance (totaling $323 million at December 31, 2007) through the contract award period, which concludes March 10, 2009. We expect work and revenue related to authorizations prior to March 10, 2009 to continue for approximately three years. In the future, we may be required to reduce our FEMA backlog as better estimates become available. During 2008, we will compete for contracts in FEMA's planned Risk Mapping, Analysis and Planning MAP Program ("Risk MAP Program"), which is intended to be the successor to the FEMA Map Mod Program.

Energy

The decrease in Energy's backlog for 2007 primarily resulted from the completion of certain existing domestic onshore managed service contracts. Several new onshore managed services projects are currently in the discussion and proposal stages.

Significant Customers

Contracts with various branches of the U.S. government accounted for 27%, 27% and 31% of our total contract revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Our contracts with FEMA accounted for approximately 14%, 15% and 20% of our revenues in 2007, 2006 and 2005, respectively.

Competitive Conditions

Our business is highly competitive with respect to all principal services we offer. Our Engineering and Energy segments compete with numerous public and private firms that provide some or all of the services that we provide. In the Engineering segment, our competitors range from large national and international architectural, engineering and construction services firms to a vast number of smaller more localized firms. In the Energy segment, we compete with units of large oil and gas services firms, and smaller privately-held companies.

The competitive conditions in our businesses relate to the nature of the contracts being pursued. Public-sector contracts, consisting mostly of contracts with federal and state governmental entities, are generally awarded through a competitive process, subject to the contractors' qualifications and experience. Our business segments employ cost estimating, scheduling and other techniques for the preparation of these competitive bids. Private-sector contractors compete primarily on the basis of qualifications, quality of performance and price of services. Most private and public-sector contracts for professional services are awarded on a negotiated basis.

We believe that the principal competitive factors (in various orders of importance) in the areas of services we offer are quality of service, reputation, experience, technical proficiency, local geographic presence and cost of service. We believe that we are well positioned to compete effectively by emphasizing the quality of services we offer and our widely known reputation in providing professional engineering services in the Engineering segment and technical and operations and maintenance services in the Energy segment. We are also dependent upon the availability of staff and our ability to recruit qualified employees. A shortage of qualified technical professionals currently exists in the engineering industry in the U.S.

Seasonality

Based upon our experience, our Engineering segment's total contract revenues and income from operations have historically been slightly lower for our first fiscal quarter than for the remaining quarters due to the effect of winter weather conditions, particularly in the Mid-Atlantic and Midwest regions of the United States. Typically, these seasonal weather conditions unfavorably impact our performance of construction management services. Our Energy segment is not as directly impacted by seasonal weather conditions.

Personnel

At December 31, 2007, we had 4,546 total employees, of which our Engineering segment had 2,239 employees, our Energy segment had 2,263 employees, and our Corporate staff included 44 employees. Of our total employees, 4,252 were full-time and 294 were part-time. Certain employees of our 53%-owned Nigerian subsidiary are subject to an industry-based, in-country collective bargaining agreement. The remainder of our workforce is not subject to collective bargaining arrangements. We believe that our relations with employees are good.

Executive Officers

The following represents a listing of our executive officers as of May 31, 2008.

Bradley L. Mallory – Age 55; President and Chief Executive Officer of Michael Baker Corporation since February 2008. Formerly Chief Operating Officer of Michael Baker Corporation from October 2007 to February 2008; President of Engineering of Michael Baker Jr., Inc. from November 2003 to October 2007; Senior Vice President of Michael Baker Jr., Inc. from March 2003 to October 2003; and Secretary of Transportation of the Commonwealth of Pennsylvania from 1995 to 2003.

Richard L. Shaw – Age 81; Chairman of the Board since 1993. Formerly Chief Executive Officer from September 2006 to February 2008; Chief Executive Officer from 1999 to 2001; President and Chief Executive Officer from 1993 through 1994; and President and Chief Executive Officer from 1984 to 1992. Mr. Shaw has held various positions since joining Michael Baker in 1952.

Craig O. Stuver – Age 47; Acting Chief Financial Officer of Michael Baker Corporation since September 2007, and Senior Vice President, Corporate Controller, Treasurer and Chief Accounting Officer since 2001. Prior to joining us, Mr. Stuver served as a vice president of finance for Marconi Communications from 2000 to 2001. Mr. Stuver was also previously employed by us from 1992 to 2000, serving in various capacities including Senior Vice President, Corporate Controller and Treasurer briefly in 2000 and as Vice President, Corporate Controller and Assistant Treasurer from 1997 to 2000.

H. James McKnight – Age 63; Executive Vice President, General Counsel and Secretary since June 2000. Mr. McKnight has been employed by us since 1995, serving as Senior Vice President, General Counsel and Secretary from 1998 to 2000 and as Vice President, General Counsel and Secretary from 1995 to 1998.

Joseph R. Beck – Age 63; Director of Corporate Development since March 2008. Mr. Beck joined Michael Baker Corporation as an Operations Manager in June 2004. Prior to joining Michael Baker Corporation, Mr. Beck was a Senior Vice President with The IT Group from 1994 to 2002 and was a private consultant and an adjunct professor at the University of Pittsburgh from 2002 to 2004.

David G. Greenwood – Age 56; Executive Vice President – Marketing, Engineering Segment since April 2005. Mr. Greenwood previously served in various operational and marketing capacities with us since 1973, including Vice President and Senior Vice President of Michael Baker Jr., Inc. from 1994 to April 2005.

David G. Higie – Age 52; Vice President of Corporate Communications and Investor Relations for Michael Baker Corporation since 2006. Mr. Higie joined Michael Baker Corporation in 1996 as Director of Corporate Communications.

James R. Johnson – Age 55; Senior Vice President – Marketing, Energy Segment since August 2005. Mr. Johnson previously served as a Senior Regional Manager of Operations with Baker Hughes Inc. from 1991 to 2005. Prior to joining Baker Hughes, Mr. Johnson served as a Senior Business Development Manager with Eastman Christiansen Inc. from 1986 to 1991.

G. John Kurgan – Age 58; Executive Vice President – Engineering Segment since 2007. Mr. Kurgan was previously a Senior Vice President of Michael Baker Jr., Inc. from 1995 to 2007. Mr. Kurgan has held various positions since joining Michael Baker in 1974.

John D. Whiteford – Age 48; Acting General Manager of our Energy Segment since July 2006. Formerly Executive Vice President of Michael Baker Jr., Inc., and Manager of our North Region from 2000 to 2006. Mr. Whiteford previously served in various capacities with us since 1983, including Vice President of our Energy segment from 1997 to 2000.

Edward L. Wiley – Age 65; Executive Vice President – Engineering Segment since 2005. Mr. Wiley has also served as an Executive Vice President of Michael Baker Jr., Inc. Mr. Wiley has held various positions since joining Michael Baker in 1965.

Our executive officers serve at the discretion of the Board of Directors and are elected by the Board or appointed annually for a term of office extending through the election or appointment of their successors.

Available Information

Our Internet website address is ***www.mbakercorp.com***. We post our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports to our website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). These reports and any amendments to them are also available at the SEC's website, www.sec.gov. We also post press releases, earnings releases, the Code of Ethics for Senior Officers and the Charters related to the Governance and Nominating Committee, Audit Committee and Compensation Committee to our website. The information contained on our website is not incorporated by reference into this Form 10-K and shall not be deemed "filed" under the Securities Exchange Act of 1934, as amended.

Item 1A. RISK FACTORS.

In addition to other information referenced in this report, we are subject to a number of specific risks outlined below. If any of these events or uncertainties actually occurs, our business, financial condition, results of operations and cash flows, and/or the market price of our common stock could be materially affected. You should carefully consider the following factors and other information contained in this Annual Report on Form 10-K before deciding to invest in our common stock.

Changes and fluctuations in the government spending priorities could materially affect our future revenue and growth prospects.

Our primary customers, which compose a substantial portion of our revenue and backlog, include agencies of the U.S. federal government and state and local governments and agencies that depend on funding or partial funding provided by the U.S. federal government. Consequently, any significant changes and fluctuations in the government's spending priorities as a result of policy changes or economic downturns may directly affect our future revenue streams. Legislatures may appropriate funds for a given project on a year-by-year basis, even though the project may take more than one year to perform. As a result, at the beginning of a project, the related contract may only be partially funded, and additional funding is committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, rise in raw material costs, delays associated with a lack of a sufficient number of government staff to oversee contracts, budget constraints, the timing and amount of tax receipts, and the overall level of government expenditures. Additionally, reduced spending by the U.S. government may create competitive pressure within our industry which could result in lower revenues and margins in the future.

Unpredictable economic cycles or uncertain demand for our engineering capabilities and related services could cause our revenues to fluctuate or contribute to delays or the inability of customers to pay our fees.

Demand for our engineering and other services is affected by the general level of economic activity in the markets in which we operate, both in the U.S. and internationally. Our customers, particularly our private sector customers, and the markets in which we compete to provide services, are likely to experience periods of economic decline from time to time. Adverse economic conditions may decrease our customers' willingness to make capital expenditures or otherwise reduce their spending to purchase our services, which could result in diminished revenues and margins for our business. In addition, adverse economic conditions could alter the overall mix of services that our customers seek to purchase, and increased competition during a period of economic decline could result in us accepting contract terms that are less favorable to us than we might be able to negotiate under other circumstances. Changes in our mix of services or a less favorable contracting environment may cause our revenues and margins to decline. Moreover, our customers may experience difficult business climates from time to time and could delay or fail to pay our fees as a result.

Our ability to recruit, train, and retain professional personnel of the highest quality is a competitive advantage. Our future inability to do so would adversely affect our competitiveness.

Our contract obligations in our engineering and energy markets are performed by our staff of well-qualified engineers, technical professionals, and management personnel. A shortage of qualified technical professionals currently exists in the engineering industry in the U.S. Our future growth potential requires the effective recruiting, training, and retention of these employees. Our inability to retain these well-qualified personnel and recruit additional well-qualified personnel would adversely affect our business performance and limit our ability to perform new contracts.

If we are unable to accurately estimate and control our contract costs, then we may incur losses on our contracts, which could decrease our operating margins and significantly reduce or eliminate our profits.

It is important for us to control our contract costs so that we can maintain positive operating margins. Under our fixed-price contracts, we receive a fixed price regardless of what our actual costs will be. Consequently, we realize a profit on fixed-price contracts only if we control our costs and prevent cost over-runs on the contracts. Under our time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for other expenses. Profitability on our contracts is driven by billable headcount and our ability to manage costs. Under each type of contract, if we are unable to control costs, we may incur losses on our contracts, which could decrease our operating margins and significantly reduce or eliminate our profits.

Due to the nature of the work we perform to complete engineering and energy contracts, we are subject to potential liability claims and contract disputes.

Our engineering and energy contracts often involve projects where design, construction, systems failures, or accidents could result in substantially large or punitive damages for which we could have liability. Our engineering practice involves professional judgments regarding the planning, design, development, construction, operations and management of facilities and public infrastructure projects. Although we have adopted a range of insurance, risk management safety and risk avoidance programs designed to reduce potential liabilities, there can be no assurance that such programs will protect us fully from all risks and liabilities.

We may also experience a delay or withholding of payment for services due to performance disputes. If we are unable to resolve these disputes and collect these payments, we would incur profit reductions and reduced cash flows.

If we miss a required performance standard, fail to timely complete, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of an underutilized workforce that was dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, changes in the project scope of services requested by clients or labor or other disruptions. In some cases, should we fail to meet required performance standards, we may also be subject to agreed-upon financial damages, which are determined by the contract. To the extent that these events occur, the total costs of the project could exceed our estimates or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability.

We are subject to procurement laws and regulations associated with our government contracts. If we do not comply with these laws and regulations, we may be prohibited from completing our existing government contracts or suspended from government contracting and subcontracting for some period of time.

Our compliance with the laws and regulations relating to the procurement, administration, and performance of our government contracts is dependent upon our ability to ensure that we properly design and execute compliant procedures.

Our termination from any of our larger government contracts or suspension from future government contracts for any reason would result in material declines in expected revenue. Because U.S. federal laws permit government agencies to terminate a contract for convenience, the U.S. federal government may terminate or decide not to renew our contracts with little or no prior notice.

We are subject to routine U.S. federal, state and local government audits related to our government contracts. If audit findings are unfavorable, we could experience a reduction in our profitability.

Our government contracts are subject to audit. These audits may result in the determination that certain costs claimed as reimbursable are not allowable or have not been properly allocated to government contracts according to federal government regulations.

We are subject to audits for several years after payment for services has been received. Based on these audits, government entities may adjust or seek reimbursement for previously paid amounts. None of the audits performed to date on our government contracts have resulted in any significant adjustments to our financial statements. It is possible, however, that an audit in the future could have an adverse effect on our revenue, profits, and cash flow.

Our inability to continue to win or renew government contracts could result in material reductions in our revenues and profits.

We have increased our contract activity with the U.S. federal, state and local governments in recent years. Our ability to earn revenues from our existing and future government projects will depend upon the availability of funding by our served and targeted government agencies. We cannot control whether those clients will fund or continue funding our outstanding projects.

If our relationship or reputation with government clients deteriorates for any reason and affects our ability to win new contracts or renew existing ones, we could experience a material revenue decline.

Our involvement in partnerships, ventures, and use of subcontractors exposes us to additional legal and market reputation damages.

Our methods of service delivery include the use of partnerships, subcontractors, joint ventures and other ventures. If our partners or subcontractors fail to satisfactorily perform their obligations as a result of financial or other difficulties, we may be unable to adequately perform or deliver our contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. Additionally, we may be exposed to claims for damages that are a result of a partner's or subcontractor's performance. We could also suffer contract termination and damage to our reputation as a result of a partner's or subcontractor's performance.

We are engaged in highly competitive markets that pose challenges to continued revenue growth.

Our business is characterized by competition for contracts within the government and private sectors in which service contracts are typically awarded through competitive bidding processes. We compete with a large number of other service providers who offer the principal services we offer. In this competitive environment, we must provide technical proficiency, quality of service, and experience to ensure future contract awards and revenue and profit growth.

Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets.

Our international operations are subject to unique risks. These risks can include: potentially dynamic political and economic environments; civil disturbances, unrest, or violence; volatile labor conditions due to strikes and general difficulties in staffing international operations with highly qualified personnel; and logistical and communication challenges. Unexpected changes in regulatory requirements in foreign countries as well as inconsistent regulations, diverse licensing, and legal and tax requirements that differ from one country to another could also adversely affect our international projects.

We also could be subject to exposure to liability due to the Foreign Corrupt Practices Act.

Our goodwill or other intangible assets could become impaired and result in a material reduction in our profits.

We have made acquisitions which have resulted in the recording of goodwill and intangible assets within our organization. Our goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. Reporting units for purposes of this test are identical to our operating segments. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, we utilize both the "Income Approach," which is based on estimates of future net cash flows and the "Market Approach," which observes transactional evidence involving similar businesses. If these assets become impaired, a material write-off in the required amount could lead to reductions in our profits.

We use "percentage-of-completion" accounting methods for many of our projects. This method may result in volatility in stated revenues and profits.

Our revenues and profits for many of our contracts are recognized ratably as those contracts are performed. This rate is based primarily on the proportion of labor costs incurred to date to total labor costs projected to be incurred for the entire project. This method of accounting requires us to calculate revenues and profit to be recognized in each reporting period for each project based on our predictions of future outcomes, including our estimates of the total cost to complete the project, project schedule and completion date, the percentage of the project that is completed and the amounts of any probable unapproved change orders. Our failure to accurately estimate these often subjective factors could result in reduced profits or losses for certain contracts.

Our government contracts may give the government the right to modify, delay, curtail or terminate our contracts at their convenience at any time prior to their completion. Therefore, our backlog is subject to unexpected adjustments, delays and cancellations.

We cannot assure that our funded or unfunded backlog will be realized as revenues or that, if realized, it will result in profits. Projects may remain in our backlog for an extended period of time prior to project execution and, once project execution begins, revenues may occur unevenly over current and future periods. In addition, our ability to earn revenues from our backlog depends on the availability of funding for various U.S. federal, state, local and foreign government agencies. In addition, most of our domestic and international industrial clients have termination for convenience provisions in their contracts. Therefore, project terminations, suspensions or reductions in scope may occur from time to time with respect to contracts reflected in our backlog. Project cancellations, delays and scope adjustments could further reduce the dollar amount of our backlog and the revenues and profits that we actually earn.

We are not insured for a significant portion of our claims exposure, which could materially and adversely affect our operating income and profitability.

We are self-insured or carry deductibles for most of our claims exposure. Because of these deductibles and self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. As a result, our insurance and claims expense could increase in the future. Under certain conditions, we may elect or be required to increase our self-insured or deductible amounts, which would increase our already significant

exposure to expense from claims. If any claim exceeds our coverage, we would bear the excess expense, in addition to our other self-insured amounts. If the frequency or severity of claims or our expenses increase, our operating income and profitability could be materially adversely affected.

Foreign governmental regulations could adversely affect our business.

Many aspects of our foreign operations are subject to governmental regulations in the countries in which we operate, including regulations relating to currency conversion, repatriation of earnings, taxation of our earnings and the earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets.

Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, and could have a material adverse effect on our operations. Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.

Item 1B. UNRESOLVED STAFF COMMENTS.

With respect to comments received from the staff of the Securities and Exchange Commission on our periodic and current reports required under the Securities Act of 1933, no staff comments currently remain unresolved.

Item 2. PROPERTIES.

Our headquarters office is located in Moon Township, Pennsylvania. This building, which we lease, has approximately 117,000 square feet of office space and is used by our Corporate and Engineering staff. Our Engineering and Energy segments primarily occupy leased office space in stand-alone or multi-tenant buildings at costs based on prevailing market prices at lease inception. In addition to our Moon Township offices, our Engineering segment also has a major leased office in Alexandria, VA, and leased other office space totaling approximately 500,000 square feet in the U.S. and Mexico as of December 31, 2007. Likewise, our Energy segment has its principal offices in Houston, TX, and leases office space totaling approximately 144,000 square feet in the U.S. and abroad. These leases expire at various dates through the year 2016.

We also own a 75,000 square foot office building located in Beaver, Pennsylvania, which is situated on approximately 230 acres and utilized by our Engineering segment. We believe that our current facilities will be adequate for the operation of our business during the next year, and that suitable additional office space is readily available to accommodate any needs that may arise.

Item 3. LEGAL PROCEEDINGS.

We have been named as a defendant or co-defendant in legal proceedings wherein damages are claimed. Such proceedings are not uncommon to our business. We believe that we have recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on our consolidated financial position or annual results of operations or cash flows.

Class Action Complaints. Subsequent to our February 2008 announcement of our intention to restate our financial statements for the first three quarters of 2007, four separate complaints were filed by holders of our common stock against us, as well as certain of our current and former officers, in the United States District Court for the Western District of Pennsylvania. The complaints in these lawsuits purport to have been made on behalf of a class of plaintiffs consisting of purchasers of our common stock between March 19, 2007 and February 22, 2008. The complaints alleged that we and certain of our current and former officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. The plaintiffs seek unspecified compensatory damages, attorneys' fees, and other fees and costs.

In June 2008, all of the cases were consolidated into a single action. Following the appointment of the lead plaintiff and approval of its selection of counsel, a consolidated amended complaint will likely be filed. We intend to defend this lawsuit vigorously.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Information relating to the market for our Common Stock and other matters related to the holders thereof is set forth in the "Supplemental Financial Information" section of Exhibit 13.1 to this Form 10-K. Such information is incorporated herein by reference.

Holders

As of May 31, 2008, we had 1,092 holders of our Common Stock.

Dividends

Our present policy is to retain any earnings to fund our operations and growth. We have not paid any cash dividends since 1983 and have no plans to do so in the foreseeable future. Our Credit Agreement with our banks places certain limitations on dividend payments.

Sales of Unregistered Securities

We did not sell any unregistered securities during the year ended December 31, 2007.

Purchases of Equity Securities

Neither we nor any affiliated purchaser bought any Michael Baker Corporation equity securities during the fourth quarter of 2007.

Performance Graph

The following graph shows the changes over the past five-year period in the value of $100 invested in (1) the Common Stock Michael Baker Corporation, (2) the PHLX Oil Service Sector, (3) the Russell 2000 Index, and (4) our peer group (consisting of URS Corporation and Tetra Tech, Inc.). The values of each investment are based on share price appreciation, with reinvestment of all dividends, assuming any were paid. For each graph, the investments are assumed to have occurred at the beginning of each period presented.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Michael Baker Corporation, The Russell 2000 Index,
The PHLX Oil Service Sector Index And A Peer Group



* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. SELECTED FINANCIAL DATA.

A summary of selected financial data for the five years ended December 31, 2007 is set forth in the "Selected Financial Data" section of Exhibit 13.1 to this Form 10-K. Such summary is incorporated herein by reference.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

A discussion and analysis of our results of operations, cash flow and financial condition is set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of Exhibit 13.1 to this Form 10-K. This discussion is incorporated herein by reference.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As of December 31, 2007 and 2006, we had interest rate risk related to highly liquid investments included in our cash and cash equivalents ("variable-rate investments"), which totaled $10.4 million as of December 31, 2007 and $0.3 million as of December 31, 2006. Assuming a 10% decrease in interest rates on these variable-rate investments (i.e., a decrease from the actual weighted average interest rate of 3.84% as of December 31, 2007, to a weighted average interest rate of 3.45%), annual interest income would have been approximately $40,000 lower in 2007 based on the outstanding balance of variable-rate investments as of December 31, 2007. Assuming a 10% decrease in interest rates on these variable-rate investments (i.e., a decrease from the actual weighted average interest rate of 4.44% as of December 31, 2006, to a weighted average interest rate of 4.00%), annual interest income would have been approximately $1,200 lower in 2006 based on the outstanding balance of variable-rate investments as of December 31, 2006. In addition, as of December 31, 2006, our primary interest rate risk related to our variable-rate debt obligations, which totaled $11.0 million. Assuming a 10% increase in interest rates on these variable-rate debt obligations (i.e., an increase from the actual weighted average interest rate of 8.00% as of December 31, 2006, to a weighted average interest rate of 8.80%), annual interest expense would have been approximately $88,300 higher in 2006. We had no variable-rate debt obligations as of December 31, 2007 and no interest rate swap or exchange agreements as of December 31, 2007 and 2006. Based on the foregoing discussion, we have no material exposure to interest rate risk.

We have several foreign subsidiaries that transact portions of their local activities in currencies other than the U.S. Dollar. At December 31, 2007, such currencies included the British Pound, Mexican Peso, Nigerian Naira, Thai Baht and Venezuelan Bolivar. These subsidiaries composed 9.2% of our consolidated total assets at December 31, 2007, and 4.8% of our consolidated revenues for the year then ended. In assessing our exposure to foreign currency exchange rate risk, we recognize that the majority of our foreign subsidiaries' assets and liabilities reflect ordinary course accounts receivable and accounts payable balances. These receivable and payable balances are substantially settled in the same currencies as the functional currencies of the related foreign subsidiaries, thereby not exposing us to material transaction gains and losses. Accordingly, assuming that foreign currency exchange rates could change unfavorably by 10%, we have no material exposure to foreign currency exchange rate risk. We have no foreign currency exchange contracts.

Based on the nature of our business, we have no direct exposure to commodity price risk.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements, together with the report thereon of our independent registered public accounting firm (Deloitte & Touche LLP), and supplementary financial information are set forth within Exhibit 13.1 to this Form 10-K. Such financial statements, the report thereon, and the supplementary financial information are incorporated herein by reference.

Deloitte & Touche LLP audited our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

Item 9A. CONTROLS AND PROCEDURES.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, we evaluated our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2007. This evaluation considered various procedures designed to ensure that information we disclose in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2007. Notwithstanding this determination, our management has concluded that the financial statements included in this Form 10-K fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States ("GAAP").

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes policies and procedures that:

(i) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements would not be prevented or detected on a timely basis. Management identified the following material weaknesses as of December 31, 2007:

1. We did not maintain effective controls over the posting of manual journal entries. Specifically, appropriately experienced personnel did not review manual journal entries in sufficient detail to identify accounting errors associated with manual revenue accruals within our Energy segment's domestic onshore managed services projects. This control deficiency resulted in the misstatement of our revenue and unbilled revenue accounts and required restatement to the previously issued 2006 financial statements and unaudited interim financial information as described in Note 2 and Note 21, respectively, to the audited consolidated financial statements included in this Form 10-K. Additionally, this control deficiency could result in a misstatement in the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that this control deficiency constitutes a material weakness.

2. We did not maintain effective project accounting related controls, including monitoring, over our Energy segment's domestic onshore managed services projects. Specifically, we did not have a complement of operations and accounting personnel reviewing project profitability or unbilled revenue realizability in sufficient detail to identify the accounting errors. These control deficiencies resulted in the misstatement of our revenue and unbilled revenue accounts and required restatement to previously issued 2006 financial statements and unaudited interim financial information as described in Note 2 and Note 21, respectively, to the audited consolidated financial statements included in this Form 10-K. Additionally, these control deficiencies, when aggregated, could result in a misstatement in the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we have determined that these control deficiencies, in the aggregate, constitute a material weakness.

Based on this evaluation, the Company's Chief Executive Officer and Acting Chief Financial Officer have concluded that the Company's internal control over financial reporting was not effective at December 31, 2007.

Changes in Internal Control Over Financial Reporting

There was no change in our "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2007, and that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Plan for Remediation

We believe the steps described below, some of which we have already taken as noted herein, together with others that are ongoing or that we plan to take, will remediate the material weaknesses discussed above:

(1) We improved our manual journal entry process within our Energy segment by requiring representatives from Finance and Project Accounting to review manual revenue related journal entries, thus further segregating the review and approval functions, updating and then re-communicating our revised policies and procedures; and training personnel on manual revenue related journal entry requirements (began in the first quarter of 2008).

(2) We enhanced our reviews of project profitability and unbilled revenue realizability on all Energy segment domestic onshore managed services projects by improving and then re-communicating our policies and procedures. Improvements included, but were not limited to, standardizing the processes for gathering, reporting and reviewing project financials; requiring the appropriate operations and financial personnel review of this financial information; and requiring documentation and distribution of the project profitability analyses to Corporate Finance (began in the first quarter of 2008). In addition, in the first quarter of 2008, we conducted training on revenue recognition requirements.

(3) We re-emphasized to our Energy segment senior management the need to focus on effective operations and financial personnel collaboration as a means of mitigating significant risks and strengthening our control environment. In this regard, we have stressed the importance of operations and financial personnel collaborating and interacting during the monthly accounting close and financial reporting processes (began in the first quarter of 2008).

(4) We are in the process of reviewing staff competencies within our Energy segment and will use the results of that review in our overall financial statement risk assessment process. This process will include an assessment of the knowledge and experience of management and supervisory personnel within the Energy segment's Finance Department (began in the second quarter of 2008).

(5) We made personnel changes that strengthen the control environment within the Energy segment's Finance Department. Specifically, we hired a Controller and a Project Accountant for the Energy segment, and terminated the Energy segment's CFO and Manager of Project Accounting in the second quarter of 2008. With assistance from the new Controller, we began working to fill additional financial positions, including project accountants and an Assistant Controller – Projects (began in the second quarter of 2008).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited Michael Baker Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified and included in management's assessment:

1. The Company did not maintain effective controls over the posting of manual journal entries. Specifically, appropriately experienced personnel did not review manual journal entries in sufficient detail to identify accounting errors associated with manual revenue accruals within the Company's Energy segment's domestic onshore managed services projects. This control deficiency resulted in the misstatement of revenue and unbilled revenue accounts and required restatement to the previously issued 2006 consolidated financial statements and unaudited interim financial information as described in Note 2 and Note 21, respectively, to the audited consolidated financial statements included in this Form 10-K. Additionally, this control deficiency could result in a misstatement in the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company has determined that this control deficiency constitutes a material weakness.

2. The Company did not maintain effective project accounting related controls, including monitoring, over the Company's Energy segment's domestic onshore managed services projects. Specifically, the Company did not have a complement of operations and accounting personnel reviewing project profitability or unbilled revenue realizability in sufficient detail to identify the accounting errors. These control deficiencies resulted in the misstatement of revenue and unbilled revenue accounts and required restatement to the previously issued 2006 consolidated financial statements and unaudited interim financial information as described in Note 2 and Note 21, respectively, to the audited consolidated financial statements included in this Form 10-K. Additionally, these control deficiencies, when aggregated, could result in a misstatement in the aforementioned accounts that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company has determined that these control deficiencies, in the aggregate, constitute a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007, of the Company and this report does not affect our reports on such consolidated financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007, of the Company and our reports dated June 27, 2008 expressed unqualified opinions on those consolidated financial statements and financial statement schedule. Our report on the consolidated financial statements included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* in 2007.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2008

Item 9B. OTHER INFORMATION.

Effective April 25, 2001, we entered into a Consulting Agreement with Richard L. Shaw when he previously retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2009. The Consulting Agreement provides an annual compensation amount for consulting services in addition to us covering the costs of health insurance and maintains life insurance for Mr. Shaw. The Consulting Agreement also provides for a supplemental retirement benefit commencing at the expiration of the consulting term.

Effective September 14, 2006, Mr. Shaw's compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by us as our Chief Executive Officer. Effective March 1, 2008, compensation under the Consulting Agreement resumed upon Mr. Shaw's retirement.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors

The following table sets forth certain information regarding our directors and nominees as of May 31, 2008. All of the directors with the exception of Mr. Mark E. Kaplan and Mr. Bradley L. Mallory were elected directors by Michael Baker's shareholders at the 2007 Annual Meeting. Except as otherwise indicated, each director and nominee has held the principal occupation listed or another executive position with the same entity for at least the past five years.

Mr. William J. Copeland, whose term of service is expiring in 2008, has not been re-nominated to serve on the Board. However, in recognition of Mr. Copeland's years of service, and to continue to leverage Mr. Copeland's years of experience and industry knowledge, the Board will appoint Mr. Copeland as an Emeritus Director to serve a one-year term expiring in 2009. As an Emeritus Director, Mr. Copeland may attend and participate in Board meetings, but he will not have voting rights.

Robert N. Bontempo, Ph.D. Age 48 Director since 1997	Professor at Columbia University School of Business since 1994. Formerly: Assistant Professor of International Business at Columbia University Graduate School of Business from 1989 to 1994.
William J. Copeland Age 89 Director since 1983	Retired. Formerly: Chairman of the Board of Michael Baker Corporation; Vice Chairman of the Board of PNC Financial Corp. and Pittsburgh National Bank.
Nicholas P. Constantakis, CPA Age 68 Director since 1999	Retired. Formerly: Partner, Andersen Worldwide SC (independent public accountants and consultants) from 1961 to 1997. Holds numerous investment company directorships in the Federated Fund Complex where he is a member of the Audit Committee. From 2005 to 2008, he was Chairman of the Audit Committee of the Funds.
Mark E. Kaplan, CPA Age 46 Director since February 2008	Senior Vice President and Chief Financial Officer of Duquesne Light Holdings since 2005 and a Director of the Wesmark Funds, a mutual fund complex, where he is the Chairman of the Wesmark Funds Audit Committee. Formerly: Managing Director of CLJ Consulting Group (management consulting) from 2004 to 2005; Served in various capacities with Weirton Steel Corporation (integrated steel mill), including as President and Chief Financial Officer, from 1995 until 2004.
Robert H. Foglesong Age 62 Director since April 2006	Special Assistant with Mississippi State University and a Director of Massey Engineering, Stark Aerospace Inc., and CDEX Inc. Dr. Foglesong serves on the Compensation Committee of CDEX Inc. and on the Finance Committee and Compensation Committee of Stark Aerospace Inc. Formerly: President of Mississippi State University. Prior to Mississippi State University, General Foglesong had a 33-year career with the United States Air Force, including serving as Vice Commander, and retiring in 2006 as a four star general and Commander, United States Air Force Europe. Founded and leads the Appalachian Leadership and Education Foundation.
Roy V. Gavert, Jr. Age 74 Director since 1988	Chairman of Horton Company (manufacturer of valves for household appliances) since 1989. Formerly: President and Chief Executive Officer of Kiplivit North America, Inc. (manufacturing); Chairman of World Class Processing, Inc. (manufacturing); retired Executive Vice President, Westinghouse Electric Corporation. Director Fincom, Inc.; formerly a Trustee of Bucknell University.

Bradley L. Mallory Age 55 Director since February 2008	President and Chief Executive Officer of Michael Baker Corporation since February 2008. Formerly Chief Operating Officer of Michael Baker Corporation from October 2007 to February 2008; President of Engineering of Michael Baker Jr., Inc. from November 2003 to October 2007; Senior Vice President of Michael Baker Jr., Inc. from March 2003 to October 2003; and Secretary of Transportation of the Commonwealth of Pennsylvania from 1995 to 2003.
John E. Murray, Jr., S.J.D. Age 75 Director since 1997	Chancellor of Duquesne University since 2001; Professor of Law of Duquesne University since prior to 1995. Formerly: President of Duquesne University from 1988 until 2001. Holds numerous investment company directorships in the Federated Fund Complex.
Pamela S. Pierce Age 53 Director since 2005	Executive Vice President of ZTown Investments, Inc. (private oil and gas producers); Member, Board of Managers and Chair of the Compensation Committee of Laredo Petroleum, Inc. (private oil and gas producers). Formerly: President of Huber Energy until 2004; President and Chief Executive Officer of Mirant Americas Energy Capital and Production Company from 2000 until 2002.
Richard L. Shaw Age 81 Director since 1965	Chairman of the Board since 1993. Formerly Chief Executive Officer from September 2006 to February 2008; Chief Executive Officer from 1999 to 2001; President and Chief Executive Officer from 1993 through 1994; and President and Chief Executive Officer from 1984 to 1992. Mr. Shaw has held various positions since joining Michael Baker in 1952.

The Audit Committee

The Audit Committee met ten times in 2007. The Audit Committee members are Dr. Bontempo, Mr. Constantakis, Mr. Gavert and Mr. Kaplan. Dr. Bontempo served as the Audit Committee's Chairman until his resignation on November 1, 2007, when Mr. Constantakis was appointed Chairman. Mr. Kaplan was appointed to the Audit Committee in February 2008. The Board of Directors has concluded that all Audit Committee members are independent as defined by the American Stock Exchange listing standards. In addition, the Board has determined that both Mr. Constantakis and Mr. Kaplan qualify as "audit committee financial experts," as such is defined by the regulations of the Securities and Exchange Commission.

Executive Officers

Information relating to our executive officers is set forth in Part I of this Form 10-K under the caption "Executive Officers." This information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of beneficial ownership and changes in beneficial ownership of Michael Baker Corporation stock. Directors and officers must furnish us with copies of these reports. Based on these copies and directors and executive officers' representations, we believe all directors and executive officers complied with the requirements in 2007, except for the reporting of initial beneficial ownership, the exercise of options for 1,000 shares and the sale of 3,996 shares of stock for Mr. Greenwood, which were reported on Forms 3 and 4 filed on September 14, 2007.

Code of Ethics for Senior Officers

The Company has adopted a Code of Ethics for Senior Officers that includes the provisions required under applicable Securities and Exchange Commission regulations for a code of ethics. A copy of the Code of Ethics for Senior Officers is posted on our website at ***http://www.mbakercorp.com*** and is available in print to any shareholder who requests it. In the event that we make any amendments to or waivers from this Code, we will discuss the amendment or waiver and the reasons for such on our website.

The obligations of the Code of Ethics for Senior Officers supplement, but do not replace, the Code of Business Conduct applicable to our directors, officers and employees. A copy of the Code of Business Conduct is posted on our website at ***http://www.mbakercorp.com*** and is available in print to any shareholder who requests it.

Item 11. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Overview

This compensation discussion describes the material elements of compensation awarded to, earned by, or paid to each of our executive officers who served as named executive officers during 2007. The discussion focuses primarily on the information contained in the tables and related footnotes and narrative for 2007, but we also describe compensation actions taken prior to 2007 to the extent it enhances the understanding of our executive compensation disclosure.

The principal elements of our executive compensation program are base salary, annual incentive compensation and long-term incentive compensation. The Company's other benefits and perquisites consist of group life insurance premiums paid on behalf of our executives, tax gross-up payments and matching contributions made under the Company's 401(k) plan. The Company's philosophy on compensation places a share of overall compensation "at risk," thereby rewarding employees based on the overall performance of the Company.

Objectives and Philosophy

The overall objectives of our executive compensation program are:

- to attract and retain executive officers and other key employees of outstanding ability, and to motivate all employees to perform to the full extent of their abilities;
- to ensure that pay is competitive with other leading companies in our industries;
- to reward executive officers and other key employees for corporate, group and individual performance; and
- to ensure that total compensation to the executive officers as a group is not disproportionate when compared to our total employee population.

During 2007, the Compensation Committee focused on assessing whether our annual incentive compensation and long-term incentive compensation programs are structured to reward an executive's performance in the manner in which the Compensation Committee believes is effective and appropriate. As discussed below in regards to each program, the Compensation Committee decided not to grant awards under the existing annual and long-term incentive compensation programs, but rather to use discretionary bonuses to reward executives for 2007 performance. In determining executive compensation for 2007, the Compensation Committee reviewed the relationship of an executive's compensation to that of other executive officers of the Company, similar executive officers in comparable companies, and our current and projected growth and profitability performance. The Compensation Committee believes that executive compensation packages provided by the Company to its executives during 2007, including the named executive officers, were competitive and appropriately rewarded the named executive officers.

Compensation Process

Compensation Committee. Executive officer compensation is administered by the Compensation Committee of our Board of Directors, which is composed of three members, Drs. Murray and Bontempo and Mr. Constantakis. Dr. Murray serves as Chairman of the Compensation Committee. The Compensation Committee approved the 2007 compensation arrangements described in this compensation discussion and analysis. The Company's Board of Directors appoints the Compensation Committee members and delegates to the Compensation Committee the direct responsibility for, among other matters:

- reviewing and approving our compensation philosophy;

- reviewing and approving the executive compensation programs, plans and awards; and

- administering our short- and long-term incentive plans and other stock or stock-based plans.

The Chief Executive Officer recommends to the Compensation Committee salary adjustments for executive officers. The Committee reviews these recommendations in light of our overall compensation objectives. A final comparison is made to verify that the total percentage increase in compensation paid to the executive officers as a group is not disproportionate to the percentage increase applicable to other Company employee groups. The Compensation Committee annually reviews market data by reviewing executive compensation surveys compiled by third-party consultants, compensation of an industry peer group and compensation of a group of local companies to assess our competitive position for the three components of executive compensation (base salary, annual incentives and long-term incentives). All recommendations of the Compensation Committee relating to compensation of our executive officers are reviewed and approved by the full Board of Directors.

The Compensation Committee annually reviews market data compiled by third-party consultants, along with general industry information and other relevant data to assess the competitiveness of the Chief Executive Officer's salary, and based on this review approves in advance any salary increase for the Chief Executive Officer.

Role of Compensation Experts. Pursuant to its charter, the Compensation Committee is authorized to engage compensation consultants of its selection to advise it with respect to our salary and incentive compensation and benefits programs. The Compensation Committee has historically engaged compensation consultants for a variety of purposes. The Compensation Committee regularly reviews data from multiple third party sources in connection with the performance of its duties, including data compiled by or provided by compensation consultants. William M. Mercer Incorporated assisted in the development of our short-term incentive compensation plan, referred to as the Line of Sight Plan. The Compensation Committee did not engage compensation consultants to assist in determining the 2007 compensation of our executive officers.

Role of Michael Baker's Executive Officers in the Compensation Process. The Chief Executive Officer recommends to the Compensation Committee salary adjustments for executive officers. No other executive officer has a role in setting executive compensation.

Components of Compensation

The Company's 2007 compensation consists of base salary and program elements primarily structured to reward our executive officers for achieving certain financial and business objectives.

Base Salaries. An overall salary budget increase recommendation is compiled by the Human Resources function for all divisions of the Company. The amount of the merit increase percentage is then established and approved by the Compensation Committee at the October meeting for the next calendar year. These increases are determined by reviewing a variety of third party compensation data, for which 2007 salaries included data from: Dietrich, CompResources, and World at Work.

The Company establishes a salary range based on benchmarking for each of its executive officers' salary grade level. The competitive norm for salary ranges for 2007 was established by reviewing data from the third party consultant surveys including Hewitt, ERI, Dietrich, CompResources and World at Work. Consideration was also given to our industry peer group. The Company's industry peer group for benchmarking includes Tetra Tech Inc., Jacobs Engineering Group Inc., Teledyne, The Shaw Group Inc. and URS Corporation. In using this group for benchmarking, the Compensation Committee takes into consideration that many of the peer group companies have higher market capitalization and/or total revenue than the Company. Finally, consideration was given to comparable local companies to determine if the proposed ranges of executive salaries were in line with the market. This benchmarking is performed using local companies such as IGATE Corporation, Mine Safety Appliance Corporation, Black Box Corporation, Matthews International Corporation and Calgon Carbon Corporation. The use of local companies in addition to survey data and our peer group is based on the philosophy that our executives are hired from a talent pool that is not comprised of only Engineering and Energy industry executives and that the Company competes in the regional market for certain of its executive officer positions. The Company generally establishes its executive officer salary midpoint at the average midpoint determined through

this benchmarking process. Based on this benchmarking process, the salary ranges for our executive officers were increased by 4% for fiscal year 2007.

Individual executive officer base salaries for our executive officers are reviewed annually at the February Compensation Committee meeting with increases to be effective in April of the fiscal year. Increases are recommended by the Chief Executive Officer. The position of the executive officer within the salary range for the executive's position established by the benchmarking process described above and the executive's years in the position, responsibility and contributions to the business are all taken into consideration. Individual salaries may be above or below the midpoint in the established range based on the individual's years in the position, contribution to business results, capabilities and qualifications, potential and the importance of the individual's position to our success. For 2007, the base salary increases for the named executive officers ranged from no increase to 15.79%. These increases are discussed further in connection with the "Summary Compensation Table" which follows.

Long-Term Incentive Compensation. Effective October 29, 2007, the Compensation Committee recommended to the Board the termination of the Company's 2003 Long-Term Incentive Compensation Plan. The recommendation to terminate the 2003 Long-Term Incentive Compensation Plan was made after determining the Plan was too complex and as a result did not properly motivate the Company's key employees. As a result, there were no grants made to any named executive officers under the 2003 Long-Term Incentive Compensation Plan in 2007 nor did the executives earn any awards for payout for the 2006 – 2008 performance period. In recognition of the portion of incentive compensation that was previously earned by the executives under the Plan for the 2006 – 2008 performance period but no longer eligible for payout because the plan was terminated, the Board has determined to grant each executive who accrued an award a discretionary bonus in 2007 equal to that portion of their award.

Short-Term Incentive Compensation. The Company's short-term incentive compensation is intended to compensate executive officers directly if strategic and financial performance targets are achieved and reward executive officers for performance on those activities that are most directly under their control and for which they are responsible. The short-term incentive compensation is awarded under the 2007 Incentive Compensation Plan derived under the Line of Sight Plan developed by William M. Mercer. By providing an incentive opportunity based on market-based performance goals, the plan is designed to establish a "line of sight" between the overall performance of the Company and the individual contribution of the officer. The Compensation Committee designates participants into one of three groups. Executive officers participate in Group 1. Each participant is assigned an incentive target within 90 days of the beginning of a plan year. During 2007, the Compensation Committee reconsidered the current short-term incentive compensation plan, and determined that, while the structure may be adequate, the strategic and financial performance targets were not adequately achieving the desired impact on the executive's behavior in order to drive the organization's profitability. Therefore, no incentive targets were set for the named executive officers for the 2007 plan year. As a result, no short-term incentive awards were earned by our executive officers under the 2007 Incentive Compensation Plan.

The Compensation Committee may grant discretionary bonuses to executive officers under the 2007 Incentive Compensation Plan. Since the Long-Term Incentive Compensation Plan was terminated in October 2007, as discussed above, it was necessary to recognize superior performance by the named executive officers during 2007 by granting additional amounts as discretionary bonuses. During 2007, the Compensation Committee recommended to the Board, who determined to increase the size of the discretionary pool available for distribution from $500,000 to $2,000,000. Discretionary bonuses were granted to executive officers for 2007 performance.

Stock Ownership Requirements. We do not currently have any policy or guidelines that require a specified ownership of the Company's common stock by our directors or executive officers or stock retention guidelines applicable to equity-based awards granted to directors and executive officers. As of May 31, 2008, our Directors and executive officers as a group owned approximately 2.55% of the Company's outstanding common stock.

Perquisites and Other Personal Benefits. Supplemental benefits are offered to selected executive officers with the goal of attracting and retaining key executive talent. We provide the following perquisites to our executive officers: group life insurance premiums paid on behalf of our executives, tax gross-up payments and matching contributions made under the Company's 401(k) plan.

Post-termination Compensation

The Company does not generally provide employment or severance agreements to its executive officers. However, as discussed below, Mr. Shaw has both an Employment Agreement and a Consulting Agreement under which he is provided certain post-termination benefits. In June 2008, we also entered into an employment agreement with Mr. Mallory under which he is provided certain post-termination benefits. In connection with the potential sale of the Energy business segment, Mr. Whiteford, along with a group of key Energy executives and managers, entered into retention agreements with the Company in 2007. Mr. Whiteford's Retention Agreement included (i) an amount which would be paid out upon the successful completion of the divestiture of the Energy segment, and (ii) an amount to be paid six months after the signing of the Retention Agreement for remaining in his position during the negotiation of the sale. The six-month retention component was paid out in December 2007.

Tax Implications of Executive Compensation. The Company's aggregate deductions for each named executive officer's compensation are potentially limited by Section 162(m) of the Internal Revenue Code of 1986, as amended, to the extent the aggregate amount paid to an executive officer exceeds $1.0 million, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions specified in the Internal Revenue Code.

Stock Option Practices. We do not have an active stock option plan for our executive officers. The terms of prior plans included provisions to award stock options to purchase the Company's common stock to executive officers at or above the fair market value of the Company's common stock at the grant date.

Summary Compensation Table

This table shows the compensation for each person serving as the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers, other than the Chief Executive Officer and Chief Financial Officer, in 2007. The table also includes data for an officer who would have been one of the other highly paid officers if he was still in office at December 31, 2007.

Name and Principal Position	Year	Salary	Bonus[2]	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
Richard L. Shaw	2007	$430,498	—	$ 5,040[4]	—	—	—	$ 70,029	$505,567
Chief Executive Officer (Principal Executive Officer)[1]	2006	$112,592	—	$16,698[4]	—	—	—	$323,341	$452,631
Craig O. Stuver .... Senior Vice President, Acting Chief Financial Officer, Corporate Controller and Treasurer (Principal Financial Officer)[1]	2007	$201,700	$ 20,104	—	—	$ 12,450	—	$ 9,042	$243,296
William P. Mooney	2007	$204,622	—	—	—	—	—	$ 41,960	$246,582
Former Executive Vice President and Chief Financial Officer[1]	2006	$276,755	—	—	—	—	—	$ 9,623	$286,378
Bradley L. Mallory	2007	$246,405	$ 42,930	—	—	$ 12,450	—	$ 11,745	$313,530
Chief Operating Officer[1]	2006	$238,040	—	—	—	—	—	$ 12,018	$250,058
H. James McKnight	2007	$263,203	$ 46,414	—	—	$ 12,450	—	$ 15,986	$338,053
Executive Vice President, General Counsel and Secretary	2006	$259,697	—	—	—	—	—	$ 19,958	$279,655
John D. Whiteford	2007	$266,800	$157,224[3]	—	—	—	—	$ 10,737	$434,761
Corporate Executive Vice President	2006	$246,953	—	—	—	—	—	$ 13,526	$260,479

(1) Mr. Shaw resigned as Chief Executive Officer in February 2008. Mr. Stuver assumed the role of acting Chief Financial Officer on September 10, 2007, succeeding Mr. Mooney who previously resigned. Mr. Mallory became President and Chief Executive Officer in February 2008.

(2) Includes the dollar amount granted by the Board as a discretionary bonus to each named executive officer who accrued an award under the 2003 Long-Term Incentive Compensation Plan but was no longer eligible for payout for the amount previously earned. The Board approved a discretionary bonus for Mr. Shaw of $215,249, which represents 50% of his 2007 base salary; however Mr. Shaw declined acceptance of the bonus.

(3) Includes the retention bonus amount paid to Mr. Whiteford pursuant to his Retention Agreement, which is described above.

(4) Reflects the dollar amount recognized in our financial statements for fiscal years 2006 and 2007 in accordance with FAS 123(R) related to the award of restricted stock under the 1996 Nonemployee Directors Stock Incentive Plan. For the assumptions used in the calculation of this amount under FAS 123(R), see Note 19 of the Consolidated Financial Statements in the Annual Report for the year ended December 31, 2007.

(5) As discussed in the "Compensation Discussion and Analysis" above, the Compensation Committee determined the 2003 Long-Term Incentive Plan was too complex and as a result did not properly motivate the Company's key employees. Additionally, no short-term incentive targets were set for the named executive officers for the 2007 plan year. As a result, no short-term incentive awards were earned by our executive officers under the 2007 Incentive Compensation Plan nor were any awards earned under the 2003 Long-Term Incentive Plan. However, as indicated above, the Board granted discretionary bonuses to executive officers under the 2007 Incentive Compensation Plan. No awards were earned during 2006 because the applicable performance goals were not achieved.

(6) The amount of all other compensation for each named executive officer in 2006 and 2007 includes the following:

Name	Year	401(k) Match	Group Life Premiums	Medical Insurance Premiums	Post-Retirement Benefit	Tax Gross up	Club Dues	Director Fees	Consulting Fees	Termination Benefits	Total
Richard L. Shaw	2007	—	$51,783	$8,799	$ 5,000[1]	$1,399	$3,048	—	—	—	$ 70,029
	2006	—	$46,594	$5,533	$154,000[1]	—	—	$37,525[2]	$79,689[3]	—	$323,341
Craig O. Stuver ...	2007	$ 9,042	—	—	—	—	—	—	—	—	$ 9,042
William P. Mooney ..	2007	—	$ 1,399	—	—	—	—	—	—	$40,561[4]	$ 41,960
	2006	—	$ 983	—	—	$2,645	$5,995	—	—	—	$ 9,623
Bradley L. Mallory ...	2007	$10,125	$ 1,620	—	—	—	—	—	—	—	$ 11,745
	2006	$ 8,937	$ 817	—	—	$ 693	$1,571	—	—	—	$ 12,018
H. James McKnight .	2007	$10,125	$ 5,861	—	—	—	—	—	—	—	$ 15,986
	2006	$ 8,937	$ 5,623	—	—	$1,652	$3,746	—	—	—	$ 19,958
John D. Whiteford .	2007	$10,125	$ 612	—	—	—	—	—	—	—	$ 10,737
	2006	$ 9,225	$ 518	—	—	$1,158	$2,625	—	—	—	$ 13,526

(1) Reflects the dollar amount recognized in our financial statements for fiscal year 2006 and 2007 for the post-retirement benefits payable under Mr. Shaw's Employment Agreement or Consulting Agreement discussed below.

(2) Reflects director fees earned by Mr. Shaw for his service as a director prior to his appointment as Chief Executive Officer in September 2006 as follows: Board Retainer $12,750, Executive Committee Chair $1,875, Chairman of the Board $11,250 and Board Meeting Fees $11,650.

(3) Reflects earnings by Mr. Shaw under his Consulting Agreement, discussed below, prior to his appointment as Chief Executive Officer in September 2006.

(4) Reflects payout of earned but unused vacation through Mr. Mooney's date of departure in September 2007 of $40,561.

During 2007, our executive officers did not have employment agreements except for our former Chief Executive Officer, Mr. Shaw. The Company entered into an Employment Agreement with Richard L. Shaw in April 1988, which was supplemented a variety of times during his tenure as Chief Executive Officer. The latest supplement occurred effective September 14, 2006 when Mr. Shaw resumed the full-time position of Chief Executive Officer at an annual salary of $430,498 after the departure of Mr. Fusilli on September 12, 2006. This salary reflects an increase of $5,492 from his previous Chief Executive Officer salary of $425,006 when he retired in April 2001. In addition, the agreement provides for the payment of the costs of health insurance for both Mr. and Mrs. Shaw for life and maintenance of life insurance for Mr. Shaw. This Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing on expiration of the Agreement until both Mr. and Mrs. Shaw are deceased. The 2006 Supplement suspended payments under Mr. Shaw's Consulting Agreement, discussed below, during the period he was employed as the Company's Chief Executive Officer, although its term continued to run.

Mr. Shaw also has a Consulting Agreement, which was amended and restated on April 25, 2001 upon his resignation as Chief Executive Officer, whereby he agreed to perform consulting services for the Company for a two-year term. The Consulting Agreement has been extended for a variety of two or one-year periods through April 2009. The Consulting Agreement provides annual compensation equal to 25% of Mr. Shaw's previous salary of $425,006. In addition, under the Consulting Agreement, the Company covers the costs of health insurance and maintains life insurance for Mr. Shaw. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. The supplemental retirement benefit under the Consulting Agreement replaces, and is not in addition to, the supplemental retirement benefit under the Employment Agreement. As noted above, payments under the Consulting Agreement were suspended during the period Mr. Shaw was employed as the Company's Chief Executive Officer, although its term continued to run.

For 2007, the base salary increases resulting from the process described in the Compensation Discussion and Analysis for the other named executive officers ranged from 0 to 15.79% as follows:

Mr. Shaw	0.00%
Mr. Stuver	15.79%
Mr. Mooney	0.00%
Mr. Mallory	10.00%
Mr. McKnight	0.00%
Mr. Whiteford	4.00%

Mr. Stuver's salary was increased by 5.27% in May 2007 and increased by 10% when he assumed new duties in September 2007. Mr. Mallory's salary was increased by 10% when he assumed new duties in October 2007.

Grants of Plan-Based Awards for 2007

As discussed in the Compensation Discussion and Analysis above, the Company did not set an incentive target for the named executive officers for 2007 under the 2007 Incentive Plan. As a result, no short-term incentive awards were earned by our executive officers under the 2007 Incentive Compensation Plan.

Effective October 29, 2007, the Compensation Committee recommended to the Board the termination of the Company's 2003 Long-Term Incentive Compensation Plan. The recommendation to terminate the 2003 Long-Term Incentive Compensation Plan was made after determining the Plan was too complex and as a result did not properly motivate the Company's key employees. As a result, there were no grants made to any named executive officers under the 2003 Long-Term Incentive Compensation Plan during 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards at December 31, 2007 for the individuals named in the "Summary Compensation Table" set forth above.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market of Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Richard L. Shaw	1,000	–	–	$10.125000	4/24/2008	–	–	–	–
	1,000	–	–	$ 7.812500	7/02/2009	–	–	–	–
	2,000	–	–	$ 10.02500	4/26/2011	–	–	–	–
	2,000	–	–	$ 15.03500	4/26/2012	–	–	–	–
	2,000	–	–	$ 8.550000	4/25/2013	–	–	–	–
	2,000	–	–	$12.625000	4/23/2014	–	–	–	–
	2,000	–	–	$20.160000	4/22/2015	–	–	–	–
Craig O. Stuver	5,000	–	–	$15.625000	2/21/2012	–	–	–	–
William P. Mooney	–	–	–	–	–	–	–	–	–
Bradley L. Mallory	–	–	–	–	–	–	–	–	–
H. James McKnight	–	–	–	–	–	–	–	–	–
John D. Whiteford	–	–	–	–	–	–	–	–	–

Option Exercises and Stock Vested

The following table provides information pertaining to the amounts realized on the exercise of options and the vesting of restricted stock during fiscal year 2007 for the individuals named in the "Summary Compensation Table" set forth above.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Richard L. Shaw	1,000	$ 26,357[1][2]	1,500[2]	$40,290[2]
Craig O. Stuver	10,000	$197,626[1]	–	–
William P. Mooney	19,708	$564,999[1]	–	–
Bradley L. Mallory	–	–	–	–
H. James McKnight	–	–	–	–
John D. Whiteford	15,602	$243,865[1]	–	–

(1) Calculated by multiplying the number of shares by the difference between the market price of the Company's common stock and the exercise price of the option(s) on the exercise date.

(2) Reflects exercise of stock options and vesting of restricted shares granted to Mr. Shaw for his service as a director under the 1996 Nonemployee Directors Stock Incentive Plan.

Potential Payments on Termination or Change in Control

General

The Company does not generally provide employment or severance agreements to its executive officers. In December 2006, the Company terminated its change of control agreements with its executive officers based on the recommendation of the Chairman of the Board. During 2007, executive officers except for Mr. Shaw were covered by our standard severance policy. Under this policy, the named executive officers would have received the following amounts if termination occurred on December 31, 2007:

Craig O. Stuver	$33,846
William P. Mooney	–
Bradley L. Mallory	$15,360
H. James McKnight	$30,370
John D. Whiteford	$62,400

While these are the minimum amounts that the named executive officers would receive under the Company's standard policy, the Company generally negotiates the terms of severance arrangements with its executive officers based on the facts and circumstances of the separation. The following analysis discusses the potential payments due to the previously-named executive officers upon a termination of employment of such officers under the existing employment arrangements and incentive plans entered into by the Company.

Employment Agreement and Consulting Agreement with Mr. Shaw

Under Mr. Shaw's Employment Agreement and Mr. Shaw's Consulting Agreement discussed above, Mr. Shaw is entitled to a supplemental benefit of $5,000 per month until both he and his spouse are deceased, paid life insurance premiums for himself, and paid medical insurance premiums for himself and his spouse for life. These benefits are payable after his retirement if he is not consulting. If Mr. Shaw had resigned as Chief Executive Officer and did not perform consulting services after his resignation as of December 31, 2007, the estimated value of this benefit is $962,686.

Short-Term Incentive Plan

No post-termination benefits are available under the 2007 Incentive Compensation Plan for voluntary terminations by an individual. Under this plan, any participant whose employment is terminated by the Company involuntarily other than for cause following the end of a plan year will not forfeit such participant's right to any unpaid incentive

awards for such plan year. In addition, any participant whose employment is terminated by the Company involuntarily other than for cause after June 30 of a plan year will be entitled to a pro-rated incentive award for the period of employment during such plan year, subject to the other terms and conditions of the plan and the achievement of the applicable performance goals and targets for such period. Because no incentive awards were earned in 2007, as performance goals were not met, no post-termination benefits were available for involuntary terminations under the Plan.

Long-Term Incentive Plan

The only post-termination benefit under 2003 Long-Term Incentive Plan is for death, disability or retirement. Under the Plan, if during a performance period any participant dies, becomes disabled, or retires at age 65 or older under and pursuant to any retirement plan of the Company, the participant will be entitled to receive a pro-rated incentive award for the portion of the performance period during which such participant was employed, subject to the other terms and conditions of the Plan and the achievement of the applicable performance goals and targets for such period. Because no incentive awards were earned during 2007 under the Plan, no post-termination benefits were available for death, disability or retirement under the Plan.

Board of Directors Compensation

Employee directors receive no compensation for their service on the Board of Directors. Non-employee directors receive compensation as follows. Each director of the Company receives an annual cash retainer equal to $17,000 for his or her services as director. In addition, each such director is entitled to receive $1,000 for each Board meeting that they attend in person and $750 for each Board committee meeting that they attend in person. If a director participates by telephone in a Board meeting or Board committee meeting, then such director is entitled to receive $100 for each meeting in which they participate. Further, the Chairman of the Board of Directors is entitled to receive an additional annual retainer equal to $15,000 for his services and $1,250 for each Board meeting that he attends in person. The chairmen of the Board committees, excluding the Audit Committee Chairman, are entitled to receive an additional annual retainer equal to $2,500 for their services. The Audit Committee Chairman receives an additional annual retainer equal to $4,500 for his services. All directors are reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings and other activities relating to the Board or its committees.

In addition, non-employee directors participate in the 1996 Nonemployee Directors Stock Incentive Plan, which provides long-term incentive compensation to eligible directors. Under this plan, each member of the Board of Directors who is not an employee on the first business day following the annual meeting of shareholders each year is granted (i) 1,500 restricted shares which have restrictions lapse over a two-year period commencing on the date of the issuance of such restricted shares, subject to any change of control of the Company (as defined in the plan), upon which all restrictions will lapse and (ii) an option to purchase 2,000 shares of the Company's common stock which is not exercisable until the six-month anniversary of the date of grant, subject to any change of control of the Company (as defined in the plan), upon which such options become immediately and fully exercisable.

The following table discloses compensation received by each non-employee member of our Board of Directors who served as a director during 2007:

Name	Fees Earned or Paid in Cash	Stock Awards (1)(3)(5)	Option Awards (2)(4)(6)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(7)	All Other Compensation	Total
Robert N. Bontempo	$39,717(8)	$35,359	$26,260	–	$8,460	–	$109,796
Nicholas P. Constantakis	$40,350	$35,359	$26,260	–	$2,763	$1,000(9)	$105,732
William J. Copeland	$28,200	$35,359	$26,260	–	$2,682	–	$ 92,501
Robert H. Foglesong	$28,200	$30,319	$26,260	–	–	–	$ 84,779
Roy V. Gavert, Jr.	$42,050	$35,359	$26,260	–	–	–	$103,669
John E. Murray, Jr.	$31,900	$35,359	$26,260	–	–	–	$ 93,519
Pamela S. Pierce	$33,817(8)	$35,359	$26,260	–	$1,298	–	$ 96,734

(1) Reflects the dollar amount recognized in our financial statements for fiscal year 2007 in accordance with FAS 123(R) related to awards of restricted stock under the 1996 Nonemployee Directors Stock Incentive Plan.

(2) Reflects the dollar amount recognized in our financial statements for fiscal year 2007 in accordance with FAS 123(R) related to the awards of stock options under the 1996 Nonemployee Directors Stock Incentive Plan.

(3) The grant date fair value with regard to each director's grant of 1,500 shares of restricted stock computed in accordance with FAS 123(R) is $40,290.

(4) The grant date fair value with regard to each director's grant of 2,000 stock options computed in accordance with FAS 123(R) is $26,260. For the assumptions used in valuing option awards under FAS 123(R), see Note 19 of the Consolidated Financial Statements in the Annual Report for the year ended December 31, 2007.

(5) The aggregate number of restricted stock awards outstanding as of December 31, 2007 (some of which restrictions have lapsed) for each of the non-employee directors is as follows: Dr. Bontempo 10,500, Mr. Constantakis 9,000, Mr. Copeland 9,500, General Foglesong 3,000, Mr. Gavert 11,000, Dr. Murray 10,500 and Ms. Pierce 4,500.

(6) The aggregate number of stock options outstanding as of December 31, 2007 for each of the non-employee directors is as follows: Dr. Bontempo 17,000, Mr. Constantakis 15,000, Mr. Copeland 17,000, General Foglesong 4,000, Mr. Gavert 6,000, Dr. Murray 17,000 and Ms. Pierce 6,000.

(7) Represents the interest that is considered preferential because the rate of interest earned in 2007 exceeded 120% of the federal long-term rate on compensation deferred by the director under the Outside Director Deferred Compensation Plan.

(8) All fees earned in 2007 were deferred under the Outside Director Deferred Compensation Plan.

(9) Includes $1,000 contribution made to Villanova University under our matching gift program.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in 2007, Drs. Murray and Bontempo and Mr. Constantakis, are non-employee directors who satisfy the independence standards of the American Stock Exchange listing standards.

During 2007, the Company had no interlocking relationships in which (i) an executive officer of the Company served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of the Company; (ii) an executive officer of the Company served as a director of another entity, one of whose executive officers served on the Compensation Committee of the Company; or (iii) an executive officer of the Company served as a member of the compensation committee of another entity, one of whose executive officers served as a director of the Company. No member of the Compensation Committee was at any time during the 2007 fiscal year or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure under Item 404 of Securities and Exchange Commission Regulation S-K.

Report of the Compensation Committee

The Compensation Committee of the Board of Directors has reviewed and discussed the "Compensation Discussion and Analysis" section included in this Form 10-K with management.

Based on the review and discussion, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K.

Respectfully submitted,

John E. Murray, Jr. Robert N. Bontempo Nicholas P. Constantakis

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Director and Executive Officer Stock Ownership

Under the proxy rules of the Securities and Exchange Commission, a person beneficially owns the Company's common stock if the person has the power to vote or dispose of the shares, or if such power may be acquired, by exercising options or otherwise, within 60 days. The table below shows the amount and percentage of the Company's common stock that is beneficially owned, as of May 31, 2008, by the named executive officers in the "Summary Compensation Table," our current non-employee directors/nominees, and all of our directors and executive officers as a group. Each person has sole voting power and sole dispositive power unless indicated otherwise. No shares have been pledged as security by the named executive officers, directors or director nominees.

Executive Officer	Shares Owned(1)(2)(3)	Percent of Class
Richard L. Shaw	31,205(4)	*
Craig O. Stuver	11,027	*
William P. Mooney	–	*
Bradley L. Mallory	1,995	*
H. James McKnight	85	*
John D. Whiteford	187	*

Non-employee Director/Nominee	Shares Owned(1)(2)(3)	Percent of Class
Robert N. Bontempo	28,500	*
Nicholas P. Constantakis	34,000(5)	*
William J. Copeland	26,500	*
Robert H. Foglesong	7,000	*
Roy V. Gavert Jr.	9,000	*
John E. Murray Jr.	27,500	*
Pamela S. Pierce	12,000	*
Directors and Executive Officers as a Group (18 persons)	224,598(1)	2.55%

* Less than 1%

(1) This amount includes the number of shares of common stock indicated for each of the following persons or group which are allocated to their respective accounts as participants in the Company's 401(k) Plan and as to which they are entitled to give binding voting instructions to the trustee of the Company's 401(k) Plan: Mr. Mallory 699 shares, Mr. McKnight 85 shares, Mr. Stuver 5,383 shares, Mr. Whiteford 187 and all other directors and executive officers as a group 18,745 shares. The Company's 401(k) Plan holdings have been rounded to the nearest full share.

(2) This amount includes options that are exercisable on or within 60 days of May 31, 2008 as follows: Mr. Shaw 11,000 shares, Dr. Bontempo 16,000 shares, Mr. Constantakis 15,000 shares, Mr. Copeland 16,000 shares, General Foglesong 4,000, Mr. Gavert 6,000 shares, Dr. Murray 16,000 shares, Ms. Pierce 6,000 shares, and Mr. Stuver 5,000 and all other executive officers as a group 15,486 shares.

(3) This amount includes restricted stock over which the Directors do not have dispositive power until restrictions lift as follows: Dr. Bontempo 3,000 shares, Mr. Constantakis 3,000 shares, Mr. Copeland 3,000 shares, General Foglesong 3,000, Mr. Gavert 3,000 shares, Dr. Murray 3,000 shares, Ms. Pierce 3,000 shares.

(4) This amount includes 7,500 shares gifted by Mr. Shaw to his spouse for which Mr. Shaw disclaims beneficial ownership.

(5) This amount includes 10,000 shares gifted by Mr. Constantakis to his spouse for which Mr. Constantakis disclaims beneficial ownership.

Owners Of More Than 5%

The following table shows shareholders who are known to the Company to be a beneficial owner of more than 5% of the Company's common stock as of December 31, 2007.

Name and Address of Beneficial Owner	Shares of Common Stock[1]	Percent of Class
Baker 401(k) Plan Michael Baker Corporation Airside Business Park 100 Airside Drive Moon Township, PA 15108	966,173[2]	10.94%
Jeffrey Gendell 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	602,869[3]	6.84%
Wellington Management Company LLP 75 State Street Boston, MA 02109	351,072[4]	3.98%

(1) Under Securities and Exchange Commission regulations, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each person has sole voting power and sole investment power as to all shares listed opposite such person's name.

(2) The Company's 401(k) Plan requires the trustee to vote the shares held by the trust in accordance with the instructions from the participants for all shares allocated to such participants' accounts. Allocated shares for which no such instructions are given and shares not allocated to the account of any employee are voted by the trustee in the same proportion as the votes for which participant instructions are given. In the case of a tender offer, allocated shares for which no instructions are given are not voted or tendered and shares not allocated to the account of any employee are voted by the trustee in the same proportion as the votes for which participant instructions are given.

(3) According to the Schedule 13G/A filed February 1, 2008, Mr. Gendell is a managing member of the following entities: Tontine Management, L.L.C., which beneficially owns, as general partner of Tontine Partners, L.P., 303,971 shares; Tontine Capital Management, L.L.C., which beneficially owns, as general partner of Tontine Capital Partners, L.P., 97,690 shares; and Tontine Overseas Associates, L.L.C., which beneficially owns 201,208 shares, and in that capacity directs their operations. Accordingly, Mr. Gendell shares both dispositive and voting power with respect to the 602,869 shares.

(4) According to the Schedule 13G filed February 14, 2008, Wellington Management Company LLP shares voting power with respect to only 194,972 shares and dispositive power with respect to all 351,072 shares beneficially owned in its capacity as an investment advisor.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 about equity awards under our equity compensation plans and arrangements in the aggregate:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	145,520	$14.70	189,500
Equity compensation plans not approved by shareholders	–	–	–
Total	145,520	$14.70	189,500

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Mr. Shaw has a Consulting Agreement, which was amended and restated on April 25, 2001 upon his resignation as Chief Executive Officer, whereby he agreed to perform consulting services for the Company for a two year term. The Consulting Agreement has been extended for a variety of two or one year periods through April 2009. The Consulting Agreement provides annual compensation equal to 25% of Mr. Shaw's previous salary of $425,006. In addition, under the Consulting Agreement, the Company covers the costs of health insurance and maintains life insurance for Mr. Shaw. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. The supplemental retirement benefit under the Consulting Agreement replaces, and is not in addition to, the supplemental retirement benefit under the Employment Agreement. As noted above, payments under the Consulting Agreement were suspended during the period Mr. Shaw was employed as the Company's Chief Executive Officer, although its term continued to run.

In order to facilitate the Company's compliance with certain state regulatory requirements, David J. Greenwood, a registered professional engineer, held a 50% ownership interest in a Pennsylvania partnership, Baker and Associates, which was established for the purpose of practicing professional engineering in those states. Mr. Greenwood received no gain or profit from the partnership or the contracts into which it entered. All profits from such contracts are assigned by the partnership to the Company or a subsidiary.

Related Party Transaction Approval Policy. It is our policy that the Governance and Nominating Committee review and approve in advance all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. If advance approval is not feasible, the Governance and Nominating Committee must approve or ratify the transaction at the next scheduled meeting of the Governance and Nominating Committee. Transactions required to be disclosed pursuant to Item 404 include any transaction between the Company and any officer, director or certain affiliates of the Company that has a value in excess of $120,000. In reviewing related party transactions, the Governance and Nominating Committee evaluates all material facts about the transaction, including the nature of the transaction, the benefit provided to the Company, whether the transaction is on commercially reasonable terms that would have been available from an unrelated third party, and any other factors necessary to its determination that the transaction is fair to the Company. Our Board has adopted written Related Party Transaction Policies and Procedures, a copy of which is available on the Company's website at ***http://www.mbakercorp.com*** and is available in print to any stockholder upon request.

The Board has adopted categorical standards to assist it in determining whether its members meet the independence requirements of the American Stock Exchange. The Board has reviewed the independence of its members under the American Stock Exchange listing standards and has determined that a majority of its members are independent. Specifically, none of the following directors, Dr. Bontempo, Mr. Constantakis, Mr. Copeland, Mr. Gavert, General (Ret.) Foglesong, Mr. Kaplan, Dr. Murray and Ms. Pierce, has a material relationship with Michael Baker and each such director meets the independence requirements of the American Stock Exchange.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

This table shows the aggregate fees for services provided by Deloitte & Touche LLP for the fiscal years ended December 31, 2007 and 2006:

	2007	2006
Audit Fees	$1,529,530[(1)]	$1,005,361[(1)]
Audit-Related Fees	$ 18,000[(2)]	$ 15,570[(2)]
Tax Fees	$ 85,264[(3)]	$ 78,789[(3)]
All Other Fees	$ 156,000[(4)]	$ –
Total Fees	$1,788,794	$1,099,720

(1) Deloitte & Touche LLP's audit fees represent the aggregate fees billed for fiscal year 2007 or 2006, as indicated, for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements and review of

financial statements included in the Company's Quarterly Reports on Form 10-Q. Included in the audit fees for fiscal year 2006 are $200,832 of fees and costs overruns associated with the 2006 audit of our financial statements. Included in the audit fees for fiscal year 2007 are $575,700 of fees and costs overruns associated with the 2007 audit of our financial statements and restatement. In addition to the audit fees included in the table for services related to fiscal year 2007, Deloitte & Touche LLP's fees for audit services associated with our Nigerian subsidiary related to prior fiscal years, where such services were performed and billed in 2007, were $42,472.

(2) These amounts reflect services related to the Company's 401(k) Plan audit fees.

(3) These amounts reflect services related to Nigerian corporate taxes, Nigerian PAYE taxes and Nigerian work-related VAT taxes. In addition to the tax fees included in the table for services related to fiscal years 2007 and 2006, Deloitte & Touche LLP's fees for the same types of services related to prior fiscal years, where such services were performed and billed in 2007 were $45,686 and in 2006 were $98,716.

(4) These amounts reflect fees related to the interpretation and implementation of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" and tax-related training.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm to assure that the provision of such services does not impair the registered public accounting firm's independence.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. All other permitted services must be pre-approved by the Audit Committee.

The Chief Financial Officer determines whether services to be provided require pre-approval or are included within the list of pre-approved services.

All services provided by Deloitte & Touche LLP in fiscal years 2007 and 2006 were pre-approved by the Audit Committee.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) The following financial statements are incorporated in Item 8 of Part II of this Report by reference to the consolidated financial statements within Exhibit 13.1 to this Form 10-K:

Consolidated Statements of Income for each of the three years in the period ended December 31, 2007
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2007
Consolidated Statements of Shareholders' Investment for each of the three years in the period ended December 31, 2007
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

(a)(2) Financial statement schedule for the year ended December 31, 2007:

Schedule II – Valuation and Qualifying Accounts
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) on Financial Statement Schedule for the years ended December 31, 2007 and 2006 (included as Exhibit 99.1 to this Form 10-K)

All other schedules are omitted because they are either not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) The following exhibits are included herewith as a part of this Report:

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference.
3.2	By-laws, as amended, filed as Exhibit 3.1 to our Report on Form 8-K dated November 28, 2007, and incorporated herein by reference.
4.1	Rights Agreement dated November 16, 1999, between us and American Stock Transfer and Trust Company, as Rights Agent, filed as Exhibit 4.1 to our Report on Form 8-K dated November 16, 1999, and incorporated herein by reference.
10.1	2007 Incentive Compensation Plan (attachments excluded), filed herewith.*
10.2	Consulting Agreement dated April 25, 2001, by and between us and Richard L. Shaw, filed as Exhibit 10.2(c) to our Quarterly Report on Form 10-Q for the period ended June 30, 2001, and incorporated herein by reference.*
10.2(a)	First Amendment to Consulting Agreement effective April 26, 2003, by and between us and Richard L. Shaw, filed as Exhibit 10.2(a) to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.*
10.2(b)	Second Amendment to Consulting Agreement effective April 26, 2005, by and between us and Richard L. Shaw, filed as Exhibit 10.2(a) to our Quarterly Report on Form 10-Q for the period ended June 30, 2005, and incorporated herein by reference.*
10.2(c)	Third Amendment to Consulting Agreement effective April 26, 2006, by and between us and Richard L. Shaw, filed as Exhibit 10.2(c) to our Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated herein by reference.*

Exhibit No.	Description
10.2(d)	Fourth Amendment to Consulting Agreement effective April 26, 2007, by and between us and Richard L. Shaw, filed as Exhibit 10.2(d) to our Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated herein by reference.*
10.2(e)	Fifth Amendment to Consulting Agreement effective April 26, 2008, by and between us and Richard L. Shaw, filed herewith.*
10.3	Employment Agreement dated as of September 14, 2006, by and between us and Richard L. Shaw, filed as Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated herein by reference.*
10.4	First Amended and Restated Loan Agreement dated September 17, 2004, by and between us and Citizens Bank of Pennsylvania, PNC Bank, National Association and Fifth Third Bank, filed as Exhibit 10.4(a) to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference.
10.4(a)	First Amendment to the First Amended and Restated Loan Agreement dated September 1, 2007, by and between us and Citizens Bank of Pennsylvania, PNC Bank, National Association and Fifth Third Bank, filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2007, and incorporated herein by reference.
10.5	1995 Stock Incentive Plan amended effective April 23, 1998, filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.*
10.6	1996 Nonemployee Directors' Stock Incentive Plan, filed as Exhibit A to our definitive Proxy Statement with respect to our 1996 Annual Meeting of Shareholders, and incorporated herein by reference.*
10.7	Office Sublease Agreement dated August 6, 2001, by and between us and Airside Business Park, L.P., filed as Exhibit 10.7 to our Annual Report on Form 10-K for the year ended December 31, 2002 (exhibits omitted), and incorporated herein by reference.
10.7(a)	Third Amendment to Office Sublease Agreement dated February 19, 2003, by and between us and Airside Business Park, L.P., filed as Exhibit 10.7(a) to our Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10.8	2003 Long-Term Incentive Compensation Plan, filed as Exhibit A to our April 24, 2003 Notice of Annual Meeting and Proxy Statement, and incorporated herein by reference.*
10.9	Retention Agreement between Michael Baker Corporation and John D. Whiteford, dated June 12, 2007, filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and incorporated herein by reference.
10.10	Employment Agreement between Michael Baker Corporation and Bradley L. Mallory, dated June 17, 2008, filed as Exhibit 10.1 to our Report on Form 8-K dated June 17, 2008, and incorporated herein by reference.
13.1	Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, Report of Independent Registered Public Accounting Firm, and Supplemental Financial Information, filed herewith and to be included as the Financial Section of the Annual Report to Shareholders for the year ended December 31, 2007.

Exhibit No.	Description
21.1	Subsidiaries, filed herewith.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a), filed herewith.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a), filed herewith.
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
99.1	Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) on financial statement schedule for the years ended December 31, 2007, 2006 and 2005, filed herewith.

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL BAKER CORPORATION

Dated: June 30, 2008

By: */s/ Bradley L. Mallory*
Bradley L. Mallory
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on our behalf and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Bradley L. Mallory **Bradley L. Mallory**	President, Chief Executive Officer and Director (Principal Executive Officer)	June 30, 2008
/s/ H. James McKnight **H. James McKnight**	Executive Vice President, General Counsel and Secretary	June 30, 2008
/s/ Craig O. Stuver **Craig O. Stuver**	Senior Vice President, Corporate Controller, Treasurer and Acting Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	June 30, 2008
/s/ Richard L. Shaw **Richard L. Shaw**	Chairman of the Board	June 30, 2008
/s/ Robert N. Bontempo **Robert N. Bontempo**	Director	June 30, 2008
/s/ Nicholas P. Constantakis **Nicholas P. Constantakis**	Director	June 30, 2008
/s/ William J. Copeland **William J. Copeland**	Director	June 30, 2008
/s/ Robert H. Foglesong **Robert H. Foglesong**	Director	June 30, 2008
Roy V. Gavert, Jr.	Director	June 30, 2008
/s/ Mark E. Kaplan **Mark E. Kaplan**	Director	June 30, 2008
/s/ John E. Murray, Jr. **John E. Murray, Jr.**	Director	June 30, 2008
/s/ Pamela S. Pierce **Pamela S. Pierce**	Director	June 30, 2008

THIS PAGE INTENTIONALLY LEFT BLANK

Exhibit 13.1

SELECTED FINANCIAL DATA

(In thousands, except per share information)

	2007	Restated* 2006	2005	2004	2003
Results of Operations					
Revenues	**$ 726,965**	$ 646,668	$ 579,278	$ 552,046	$426,761
Income from operations	**31,375**	16,206	16,882	18,868	5,720
Net income/(loss)	**19,340**	10,332	5,051	8,394	(800)
Diluted earnings/(loss) per share	**$ 2.18**	$ 1.19	$ 0.58	$ 0.98	$ (0.10)
Return/(loss) on average equity	**18.5%**	11.9%	6.5%	12.1%	(1.2)%
Financial Condition					
Total assets	**$ 276,350**	$ 263,916	$ 225,461	$ 215,013	$181,099
Working capital	**$ 84,629**	$ 67,227	$ 49,264	$ 43,624	$ 42,768
Current ratio	**1.56**	1.44	1.35	1.32	1.42
Long-term debt	**$ –**	$ 11,038	$ –	$ –	$ 13,481
Shareholders' investment	**115,057**	93,621	79,824	74,781	64,343
Book value per outstanding share	**13.06**	10.76	9.40	8.78	7.73
Year-end closing share price	**$ 41.10**	$ 22.65	$ 25.55	$ 19.60	$ 10.35
Cash Flow					
Net cash provided by/(used in) operating activities	**$ 26,635**	$ (9,343)	$ 12,440	$ 28,477	$ (14,675)
Net cash used in investing activities	**(1,560)**	(14,933)	(7,078)	(4,055)	(4,787)
Net cash (used in)/provided by financing activities	**(16,205)**	18,417	(1,792)	(18,077)	18,703
Increase/(decrease) in cash	$ 8,870	$ (5,859)	$ 3,570	$ 6,345	$ (759)
Backlog	$1,313,900	$1,295,700	$1,321,800	$1,399,500	$720,700
Share Information					
Year-end shares outstanding	**8,810**	8,698	8,490	8,519	8,320
Diluted weighted average shares outstanding	**8,874**	8,718	8,715	8,554	8,403

* See Note 2 to our consolidated financial statements in this Form 10-K for a discussion of the restatement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our "Selected Financial Data" and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the "Note with Respect to Forward-Looking Statements" and "Risk Factors" sections included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Restatement

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2006, we determined that accounting errors were included in our previously issued consolidated financial statements. We have restated our previously issued consolidated financial statements, as well as our previously issued selected financial data for 2006; see Note 2 to our consolidated financial statements in this Form 10-K for further discussion of these matters. All amounts and commentary included in this Management's Discussion and Analysis of Financial Condition and Results of Operations section give effect to the restatement.

As a result of the restatement, we did not timely file this annual report on Form 10-K for the year ended December 31, 2007 and our quarterly report on Form 10-Q for the period ended March 31, 2008 with the Securities and Exchange Commission ("SEC"). These failures to file timely SEC reports have caused us to be out of compliance with our listing agreement with the American Stock Exchange. The American Stock Exchange has indicated that we must file the above referenced SEC Forms 10-K and 10-Q no later than June 30, 2008 and July 31, 2008, respectively, in order to regain compliance.

Business Overview and Environment

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation, water and other civil infrastructure markets, architectural and environmental services, construction management services for buildings and transportation projects, and operations and maintenance of oil and gas production facilities. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are impacted by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could be affected by additional external factors such as price fluctuations and capital expenditures in the energy industry.

Engineering

For the past several years, we have observed increased federal spending activity by the Department of Defense ("DoD") and the Department of Homeland Security ("DHS"), including the Federal Emergency Management Agency ("FEMA"). In turn, we have focused more marketing and sales activity on these agencies of the United States of America ("U.S.") federal government. As a result of pursuing this strategy, we have significantly increased our revenues from U.S. federal government contracting activity over this time period. Additional government spending in these areas or on transportation infrastructure could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In 2005, the U.S. Congress approved a six-year $286.5 billion transportation infrastructure bill entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act – A Legacy for Users. This funding reflects an increase of approximately 46% over its predecessor, TEA-21. With this bill enacted, we saw an increase in state spending on transportation infrastructure projects for the years ended December 31, 2006 and 2007, and we expect this activity to continue to grow in 2008. Significant Engineering contracts awarded during the year ended December 31, 2007 are as follows:

- A five-year, $45 million Indefinite Delivery/Indefinite Quantity ("IDIQ") contract with the U.S. Army Corps of Engineers, Ft. Worth District, to provide architectural and engineering design services nationwide in support of the Department of Homeland Security's efforts to secure U.S. borders.

- A four-year, $24 million Environmental Services Cooperative Agreement with the U.S. Department of the Army by a team of organizations to perform a conservation conveyance. Services to be provided by us are valued at $15 million under this contract.

- A $9.8 million contract with the Pennsylvania Department of Transportation to provide construction management support and construction inspection services for administering an estimated $130 million reconstruction or replacement of portions of U.S. Route 15 and Interstate 81 in Cumberland County, Pennsylvania.

- A five-year, $10.0 million IDIQ contract with the Naval Facilities Engineering Command - Atlantic to provide architectural and engineering services for environmental compliance engineering support.

- A 10-year, $50 million IDIQ contract with U.S. Department of Homeland Security and agencies within DHS, primarily the United States Coast Guard, to provide architectural and engineering services for government owned or leased domestic properties.

- A contract with the Kentucky Transportation Cabinet to conduct a bridge study for two new bridges over Kentucky Lake and Lake Barkley. This study, valued at $2.9 million, will take approximately one year to complete and represents the first phase of a multi-year project.

- A 15-month, multi-million-dollar centralized leak detection and environmental services program support contract for the Defense Energy Support Center ("DESC"), through the Air Force Center for Environmental Excellence. Primarily, we will be providing environmental support services for receipt, storage, transfer, and delivery of fuel and fueling systems under DESC's newly established centralized leak detection program.

- A one-year, $12.3 million contract to provide on-site geographic information systems and installation space management implementation and support for the DoD's Installation Management Command-Korea, Public Works Division. The contract is for one base year, with four option years.

- The design portion (typically ranging from 5% to 10% of the construction value) of a $60 million design-build contract from the U.S. Army Corps of Engineers for a new Armed Forces Reserve Center.

In addition, during the second quarter of 2007, we announced an extension of the Consolidated Multiple Award Schedule with the General Services Administration, through January 2012, to provide professional engineering services, environmental services, information technology services, mission oriented business integrated services, and facilities management and maintenance services throughout the continental United States. We have generated more than $68 million in revenues during the initial, five-year award schedule contract period.

In March 2004, we announced that we had been awarded a five-year IDIQ contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program, ("FEMA Map Mod Program") for flood hazard mitigation across the U.S. and its territories. As of December 31, 2007, approximately $57 million of this contract value was included in our funded backlog. Although we expect additional funding authorizations, we do not anticipate realizing all of our unfunded backlog balance (totaling $323 million at December 31, 2007) through the contract award period, which concludes March 10, 2009. Baker expects work and revenue related to authorizations prior March 10, 2009 to continue for approximately three years. During 2008, Baker will compete for contracts in FEMA's planned Risk Mapping, Analysis and Planning MAP Program ("Risk MAP Program"), which is intended to be the successor to the FEMA Map Mod Program.

Energy

During 2007, we continued to increase our domestic managed services and international businesses with the addition of the following contracts:

- A $23 million domestic managed service contract with Double Eagle Petroleum, ("Double Eagle") for a project to provide facility engineering, design and overall management of the 2007 drilling and completion program in south central Wyoming.

- A $3.2 million contract with Cabinda Gulf Oil Company, a subsidiary of Chevron Corporation, for the provision of operations and maintenance services, training manuals and virtual plant modeling for the deepwater Tombua-Landana project, located 50 miles offshore of Angola.

- A renewed three-year, $5.8 million-per-year contract with Nigeria LNG Ltd., with an option for a two-year extension, to provide a wide variety of operations, maintenance and support activities for the Liquefied Natural Gas Complex located at Bonny Island, Rivers State, Nigeria.

In addition, the Energy segment continued to realize significant growth during 2007 from the following previously awarded managed services contracts:

- A multi-million dollar managed services contract with Escambia Operating Company, LLC ("Escambia") to operate and maintain its gas producing properties and facilities at the Big Escambia Field in Alabama. (Work began on this contract at the end of the second quarter of 2006 and was terminated on September 15, 2007 in connection with Escambia's sale of these properties.)

- A seasonal, five-year, multi-million dollar managed services contract with Brooks Range Petroleum Corporation ("Brooks Range") to provide exploration, development and operations services for their prospect fields on the North Slope of Alaska. (Initial work began on this contract at the end of the second quarter of 2006. Revenues related to Brooks Range are expected to be significantly reduced in 2008 due to changes in our scope of services for this customer.)

- An onshore managed services contract in the Powder River Basin of Wyoming from Storm Cat Energy to operate and maintain its coal bed methane production facilities. (Work on this contract significantly increased during the second half of 2006.)

Executive Overview

Our revenues were $727.0 million for 2007, a 12% increase over the $646.7 million reported for 2006. This increase was driven by year over year growth of 22% in our Energy segment, which benefited from the four managed services contracts mentioned above. The 6% revenue growth in our Engineering segment primarily related to the recognition of certain project incentive awards during the year, as well as the full year effect of our acquisition of Buck Engineering, P.C. ("Buck"), which we acquired in April 2006.

Our earnings per diluted common share were $2.18 for 2007, compared to $1.19 per diluted common share reported for 2006. Income from operations for 2007 was $31.4 million, which improved from $16.2 million for 2006. These overall results were driven by the favorable impact of project incentive awards, our Engineering segment's improved utilization and a reduction in our selling, general and administrative ("SG&A") expenses during 2007. Income from operations for 2007 was $32.2 million in our Engineering segment, which is an increase from $13.6 million for 2006. Unfavorably impacting our overall increase in income from operations year over year was the decrease in our Energy segment's income from operations to $0.9 million for 2007 compared to $4.0 million for 2006.

Results of Operations

The following table reflects a summary of our operating results (excluding intercompany transactions) for 2007, 2006 and 2005. We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications, and other Corporate functions and is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll or based on beneficial or causal relationships.

(dollars in millions)	2007		2006		2005	
Revenues		*(1)*		*(1)*		*(1)*
Engineering	**$401.5**	*55.2%*	$380.1	*58.8%*	$371.1	*64.1%*
Energy	**325.5**	*44.8%*	266.6	*41.2%*	208.2	*35.9%*
Total revenues	**$727.0**	*100.0%*	646.7	*100.0%*	579.3	*100.0%*
Income/(loss) from operations before Corporate overhead		*(2)*		*(2)*		*(2)*
Engineering	**$ 46.2**	*11.5%*	$ 30.1	*7.9%*	$ 40.2	*10.8%*
Energy	**6.2**	*1.9%*	10.2	*3.8%*	(0.9)	*(0.4)%*
Total segment income from operations before Corporate overhead	**52.4**		40.3		39.3	
Less: Corporate overhead						
Engineering	**(14.0)**	*(3.5)%*	(16.5)	*(4.3)%*	(13.6)	*(3.7)%*
Energy	**(5.3)**	*(1.6)%*	(6.2)	*(2.3)%*	(5.1)	*(2.4)%*
Total Corporate overhead	**(19.3)**		(22.7)		(18.7)	
Total income/(loss) from operations						
Engineering	**32.2**	*8.0%*	13.6	*3.7%*	26.6	*7.3%*
Energy	**0.9**	*0.3%*	4.0	*1.5%*	(6.0)	*(2.9)%*
Other Corporate expense	**(1.7)**		(1.4)		(3.7)	
Total income from operations	**$ 31.4**	*4.3%*	$ 16.2	*2.5%*	$ 16.9	*2.9%*

(1) Reflects percentage of total company revenues.

(2) Reflects percentage of segment revenues for segment line items and percentage of total Company revenues for total line items.

Comparisons of the Years Ended December 31, 2007 and 2006

Revenues

Our revenues totaled $727.0 million for 2007 compared to $646.7 million for 2006, reflecting an increase of $80.3 million or 12%. This increase results from a 22% year-over-year revenue growth in our Energy segment due primarily to the increases associated with our previously mentioned managed services contracts and a 2007 increase of $6.9 million in project incentive awards in our Engineering segment.

Engineering. Revenues were $401.5 million for 2007 compared to $380.1 million for 2006, reflecting an increase of $21.4 million or 6%. The following table presents Engineering revenues by client type:

(dollars in millions)	2007		2006	
Revenues by client type				
Federal government	**$196.5**	*49%*	$175.6	*46%*
State and local government	**160.7**	*40%*	150.9	*40%*
Domestic private industry	**44.3**	*11%*	53.6	*14%*
Total Engineering revenues	**$401.5**	*100%*	$380.1	*100%*

The increase in our Engineering segment's revenues for 2007 was generated primarily by an increase of $10.6 million in work performed as a subcontractor to our unconsolidated joint venture operating in Iraq, an increase of $6.9 million in project incentive awards recognized and totaling $9.5 million during 2007, and the full-year effect of our acquisition of Buck, which we acquired in April 2006. Total revenues from FEMA were $98 million and $100 million for 2007 and 2006, respectively. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues associated with project incentive awards totaling $4.7 million and $2.1 million for 2007 and 2006, respectively. The increased project incentive awards on the FEMA Map Mod Program for 2007 represent a combination of the availability of a larger project incentive award pool as compared to 2006 and the achievement of higher performance levels on the tasks completed, which resulted in our recognition of a higher percentage of the available project incentive award pool. Other significant revenues associated with project incentive awards earned in 2007 included the recognition of a one-time $2.7 million award as a subcontractor for a FEMA Housing Inspection contract, $2.0 million for a design/build highway reconstruction project and $0.1 million on another federal government contract.

Energy. Revenues were $325.5 million for 2007 compared to $266.6 million for 2006, reflecting an increase of $58.9 million or 22%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S and foreign markets.

The following table presents Energy revenues by market:

(dollars in millions)	2007		2006	
Revenues by market				
Domestic	**266.4**	*82%*	$196.3	*74%*
Foreign	**59.1**	*18%*	70.3	*26%*
Total Energy revenues	**$325.5**	*100%*	$266.6	*100%*

The increase in Energy's revenues for 2007 was primarily the direct result of the aforementioned onshore managed services contracts, including Double Eagle, the expansion of new and existing contracts for our coal-bed methane operations in the Powder River Basin, and the Escambia and Brooks Range projects. The Double Eagle contract was awarded in the second half of 2007 and the Escambia and Brooks Range contracts were awarded during 2006 with services fully commencing during the second half of 2006. Also contributing to the increase was the expansion of our domestic labor contracts located offshore in the Gulf of Mexico. Partially offsetting this 2007 increase in revenues was a reduction in revenues for certain projects in Nigeria and Venezuela as compared to 2006.

Gross Profit

Our gross profit totaled $100.5 million for 2007 compared to $86.0 million for 2006, reflecting an increase of $14.5 million or 17%. Gross profit included unallocated Corporate costs of $0.7 million for 2007 and $1.4 million for 2006. Gross profit expressed as a percentage of revenues increased to 13.8% for 2007 compared to 13.3% for 2006. The increase in gross profit expressed as a percentage of revenues for 2007 is primarily attributable to an increase in project incentive awards recognized totaling $7.1 million, a $2.2 million decrease in legal fees related to a 2006 project bid protest, and our Engineering segment's improved project mix and higher utilization compared to 2006. Increases in self-insured general liability costs, medical costs and workers compensation costs of $3.0 million, $2.8 million and $1.6 million, respectively, all related primarily to higher claims activity in our Energy segment, served to partially offset our overall increase in gross profit expressed as a percentage of revenues for 2007.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 28.3% for 2007 compared to 30.3% for 2006, while subcontractor costs expressed as a percentage of revenues were 27.7% and 24.3% for 2007 and 2006, respectively. In the Energy segment, we used more subcontractors during 2007 in connection with a major scheduled annual maintenance program on a project and to drill exploratory wells for our customers on certain managed services contracts. Expressed as a percentage of revenues, both direct labor and subcontractor costs in the Engineering segment increased year over year due to increased utilization and contract mix, respectively.

Engineering. Gross profit was $80.3 million for 2007 compared to $64.6 million for 2006, reflecting an increase of $15.7 million or 24%. Engineering's gross profit expressed as a percentage of revenues increased to 20.0% for 2007 from 17.0% for 2006. The increase in gross profit expressed as a percentage of revenues for 2007 is primarily attributable to the aforementioned increase of project incentive awards recognized totaling $6.9 million, the $2.2 million decrease in legal fees related to a 2006 project bid protest, improved project mix and higher utilization.

Energy. Gross profit was $20.9 million for 2007 compared to $22.8 million for 2006, reflecting a decrease of $1.9 million or 8%. Gross profit expressed as a percentage of revenues decreased to 6.4% for 2007 compared to 8.6% for 2006. Gross profit expressed as a percentage of revenues was unfavorably impacted by increases in self-insured general liability costs of $3.2 million, self-insured medical costs of $2.1 million (primarily related to higher claims activity), and workers' compensation expense of $1.8 million.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $69.1 million for 2007 compared to $69.8 million for 2006, reflecting a decrease of $0.7 million or 1%. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes as those taxes were settled during the year. Included in SG&A for 2007 were unallocated Corporate-related costs of $1.0 million due to professional fees and employee retention costs related to our evaluation of strategic alternatives for our Energy segment during the year. Unallocated Corporate-related costs were nominal for 2006. This overall decrease in SG&A expenses is primarily.the result of a $3.3 million reduction in allocated Corporate overhead costs, which primarily related to a reduction in nonrecurring professional fees of $1.8 million for 2007. Incentive compensation was increased by $1.5 million for 2007 because of the Company's financial performance. In addition, the positive impact of our Engineering segment's improved utilization contributed to the decrease in SG&A expenses. SG&A expenses expressed as a percentage of revenues decreased to 9.5% for 2007 from 10.8% for 2006. This overall decrease in SG&A expenses expressed as a percentage of revenues is related to our 12% increase in revenues as compared to 2006, the previously mentioned decrease in Corporate overhead costs and the Engineering segment's improved utilization.

We anticipate that our SG&A expenses will increase in 2008 due to events and professional fees resulting from the restatement of our consolidated financial statements for the year ended December 31, 2006 and the first three quarters of 2007.

Engineering. SG&A expenses were $48.1 million for 2007 compared to $51.0 million for 2006, reflecting a decrease of $2.9 million or 6%. SG&A expenses expressed as a percentage of revenues decreased to 12.0% for 2007 from 13.4% for 2006. This decrease primarily related to a reduction of $2.4 million in allocated Corporate overhead costs, of which $0.3 million related to nonrecurring professional fees. Also contributing to this decrease was the improved utilization. A 2007 increase in incentive compensation expense of $1.2 million compared to 2006, served to partially offset Engineering's overall decrease in SG&A expenses expressed as a percentage of revenues for 2007

Energy. SG&A expenses were $20.0 million for 2007 compared to $18.8 million for 2006, reflecting an increase of $1.2 million or 6%. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes that were settled during the year. These adjustments were partially offset by a decrease of $1.2 million in nonrecurring professional fees and a reduction of $0.9 million in allocated Corporate overhead costs for 2007. SG&A expenses expressed as a percentage of revenues decreased to 6.1% for 2007 from 7.1% for 2006. This decrease in SG&A expenses expressed as a percentage of revenues is primarily attributable to the aforementioned 22% increase in revenues coupled with the reduction in allocated Corporate overhead costs.

Other Income/(Expense)

The other income and expense categories discussed below totaled $2.4 million of income for 2007 compared to $2.1 million of income for 2006.

Our recurring interest expense decreased to $0.4 million in 2007 compared to $1.0 million for 2006 primarily due to our being in a net invested position under our Unsecured Credit Agreement ("Credit Agreement") during the majority of 2007. We were in a net borrowed position under our Credit Agreement for the majority of 2006. Interest income was $0.5 million for both 2007 and 2006. Interest income for 2006 included $0.1 million of interest related to a favorable claim settlement. Interest expense on unpaid taxes was $0.8 million for 2007 compared to a reduction of expense of $1.0 million for 2006.

Equity income from our unconsolidated subsidiaries produced income of $2.7 million for 2007 compared to $1.3 million for 2006. This increase was primarily related to new work orders being performed by our unconsolidated Engineering subsidiary operating in Iraq.

Our "other, net" income/(expense) was $0.4 million of income for both 2007 and 2006. These amounts primarily include currency-related gains and losses.

Income Taxes

Our provisions for income taxes resulted in effective income tax rates of 43% and 44% in 2007 and 2006, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. tax benefit. The foreign pre-tax book income was approximately $2.5 million for 2007 compared to $5.7 million for 2006. The incremental effective rate above the U.S. federal statutory rate for foreign taxes and U.S. taxes on unremitted foreign earnings was 5% in 2007 and 10% in 2006. Our effective rate for 2007 was also impacted by a more favorable mix of permanent items partially offset by higher state taxes. Our effective rate for 2006 was impacted by state income taxes, a favorable mix of permanent items and an income tax benefit totaling $0.8 million realized from a U.S. income tax refund received in 2006 related to an amended return.

Comparisons for the Years Ended December 31, 2006 and 2005

Revenues

Our revenues totaled $646.7 million for 2006 compared to $579.3 million for 2005, reflecting an increase of $67.4 million or 12%. The main driver of this increase related to 28% year-over-year growth in our Energy segment.

Engineering. Revenues totaled $380.1 million for 2006 compared to $371.1 million for 2005, reflecting an increase of $9.0 million or 2%. The majority of our 2006 revenues in the Engineering segment was generated by our transportation practice (37% of total) and our projects with FEMA (26% of total). The following table presents Engineering revenues by client type:

(dollars in millions)	2006		2005	
Revenues by client type				
Federal government	**$175.6**	*46%*	$179.8	*48%*
State and local government	**150.9**	*40%*	152.2	*41%*
Domestic private industry	**53.6**	*14%*	39.1	*11%*
Total Engineering revenues	**$380.1**	*100%*	$371.1	*100%*

The increase in our Engineering segment's revenue was generated primarily by a 13% increase in transportation-related revenues and the acquisition of Buck, which added incremental revenue of $6.3 million in 2006. This increase was partially offset by a decrease in FEMA-related revenues. Total revenues from FEMA were $100 million and $114 million for 2006 and 2005, respectively. The 2006 decrease in FEMA revenue was primarily associated with higher subcontractor costs in 2005 associated with completing the initial scope of the information infrastructure required for the map modernization project during 2005. In addition, as a result of achieving certain performance levels on the map modernization project, we recognized revenues associated with incentive awards totaling $2.1 million and $6.4 million for 2006 and 2005, respectively. The higher awards for 2005 represent a combination of the availability of a larger incentive award pool in 2005 as compared to 2006 and lower performance levels being achieved on the project in 2006, which resulted in our recognition of a lower percentage of the available 2006 incentive award pool.

Energy. Revenues totaled $266.6 million for 2006 compared to $208.2 million for 2005, reflecting an increase of $58.4 million or 28%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S and foreign markets. The following table presents Energy revenues by market:

(dollars in millions)	2006		2005	
Revenues by market				
Domestic	**$196.3**	*74%*	$143.7	*69%*
Foreign	**70.3**	*26%*	64.5	*31%*
Total Energy revenues	**$266.6**	*100%*	$208.2	*100%*

The 28% increase in Energy's revenues in 2006 was the direct result of contracts awarded during 2006. These contracts included offshore operations and maintenance work in the Gulf of Mexico with Stone Energy and onshore managed services contracts with Escambia and Brooks Range Petroleum Corporation. Internationally, Energy's revenues also benefited from the scheduled shut downs of a liquefied natural gas facility in Nigeria, for which we provided operations and maintenance services on two separate occasions during 2006 versus only once in 2005. During the shut-down period, high levels of effort are expended to complete preventative and other maintenance and then place the facility back into service quickly. These activities generate revenues over a short period of time and do not recur until the next scheduled shut-down period. In addition, we received new contracts in Western Africa during 2006, which were offset by the loss of a major contract in Venezuela.

Gross Profit

Our gross profit was $86.0 million for 2006 compared to $83.4 million for 2005, reflecting an increase of $2.6 million or 3%. Gross profit included unallocated Corporate costs of $1.4 million for 2006 and $3.7 million for 2005. Gross profit expressed as a percentage of revenues decreased to 13.3% for 2006 compared to 14.4% for 2005. Direct labor and subcontractor costs are major components of our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 30.3% for 2006 compared to 30.8% for 2005, while subcontractor costs expressed as a percentage of revenues were 24.3% and 22.7% for 2006 and 2005, respectively. Incremental employee medical costs in both the Engineering and Energy segments for 2006 also contributed to the decrease in our gross profit over 2005.

Engineering. Gross profit was $64.6 million for 2006 compared to $72.2 million for 2005, reflecting a decrease of $7.6 million or 10%. Engineering's gross profit expressed as a percentage of revenues decreased to 17.0% for 2006 from 19.5% for 2005. In 2006, gross profit expressed as a percentage of revenues was negatively impacted by a decrease of $4.3 million in the aforementioned incentive awards on the FEMA map modernization project, coupled with legal costs totaling $2.2 million incurred during 2006 in connection with litigation related to our bid on a new housing inspection services contract for FEMA. In addition, Engineering's labor utilization rates for 2006 were lower by 1.5% when compared to 2005 and negatively impacted Engineering's gross profit expressed as a percentage of revenues. These lower labor utilization rates in 2006 are attributable to a higher level of Baker labor hours worked in 2005 in connection with the FEMA map modernization project, combined with a higher level of proposal activity in the first half of 2006 and multiple delays of anticipated projects during 2006. The 2006 proposal activity includes our effort to acquire the housing inspection services contract for FEMA, which was initially awarded to us but subsequently protested. In April 2007, FEMA informed us that we were not reselected for the housing inspection services contract.

Energy. Gross profit was $22.8 million for 2006 compared to $14.9 million for 2005, reflecting an increase of $7.9 million or 53%. Gross profit expressed as a percentage of revenues increased to 8.6% for 2006 compared to 7.1% for 2005. This increase in gross profit expressed as a percentage of revenues relates to the previously mentioned 28% increase in revenues coupled with lower project overhead costs expressed as a percentage of revenues for 2006 as compared to 2005. Gross profit increased by $6.4 million in our managed services business as a result of higher profitability on new contracts which commenced in 2006. Also favorably impacting gross profit expressed as a percentage of revenues was the improved performance of our computerized maintenance management and operations assurance services ("CMMS") contracts, which contributed $1.4 million of gross profit in 2006 versus a gross loss of approximately $0.1 million in 2005, and a performance-based incentive bonus totaling $0.7 million that was earned on a project in our managed services business during the first quarter of 2006. In 2006, the

Energy segment recorded tax liability adjustments which reduced its cost of work performed by approximately $1.6 million. These adjustments related to several foreign payroll tax exposures that were settled or resolved in the fourth quarter. In addition, the Energy segment's gross profit expressed as a percentage of revenues was favorably impacted by lower workers' compensation claims expense in 2006 versus 2005.

Selling, General and Administrative Expenses

Our SG&A expenses were $69.8 million for 2006 compared to $66.5 million for 2005, reflecting an increase of $3.3 million or 5%. This overall increase in SG&A expenses is the direct result of higher Corporate overhead costs in 2006. Corporate overhead increased primarily due to an increase in professional fees of $1.8 million and higher costs associated with headcount additions. SG&A expenses expressed as a percentage of revenues decreased to 10.8% for 2006 from 11.5% for 2005. This overall decrease in SG&A expenses expressed as a percentage of revenues is related to our 12% increase in revenues for 2006.

Engineering. SG&A expenses were $51.0 million for 2006 compared to $45.5 million for 2005, reflecting an increase of $5.5 million or 12%. SG&A expenses expressed as a percentage of revenues increased to 13.4% for 2006 from 12.3% for 2005. In addition to an increase of $2.8 million in allocated Corporate overhead expenses, the Engineering segment's SG&A expenses increased by $2.1 million in 2006 due primarily to increases in bid and proposal costs, as well as other increases in legal and professional fees, project management training costs, and personnel-related costs compared to 2005.

Energy. SG&A expenses were $18.8 million for 2006 compared to $20.9 million for 2005, reflecting a decrease of $2.1 million or 10%. SG&A expenses expressed as a percentage of revenues decreased to 7.1% for 2006 from 10.0% for 2005. This decrease in SG&A expenses expressed as a percentage of revenues is primarily attributable to the aforementioned 28% increase in revenues coupled with the favorable effect of certain tax liability adjustments recorded in 2006. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes settled during the year. Partially offsetting these favorable adjustments was an increase of $1.2 million in allocated Corporate overhead expenses and professional fees of $1.0 million for audit and tax services related to our settlements of past due taxes during 2006.

Other Income/(Expense)

The other income and expense categories discussed below totaled $2.1 million of income for 2006 compared to $1.8 million of income for 2005.

Equity income from our unconsolidated subsidiaries was $1.3 million for 2006 compared to $0.5 million for 2005. This increase in equity income as compared to 2005 primarily related to additional costs recognized by an unconsolidated Energy subsidiary in 2005 due to a goodwill impairment charge and other costs incurred as a result of Hurricanes Katrina and Rita.

Interest income increased to $0.5 million for 2006 compared to $0.3 million for 2005. This increase resulted primarily from interest income collected in connection with a favorable claim settlement and a tax refund received during 2006. Our recurring interest expense increased to $1.0 million in 2006 compared to $0.1 million for 2005 primarily due to our being in a net borrowed position under our Credit Agreement during the majority of 2006. We were in a net invested position under our Credit Agreement for the majority of 2005.

As a result of our underpayment of certain income, payroll, value added, and sales and use taxes in our Energy segment during 2005 and prior years, we accrued $1.4 million in interest expense in 2005. During 2006, favorable settlements and resolutions of these tax liabilities resulted in the reversal of previously accrued interest expense totaling $1.6 million, partially offset by incremental interest expense related to unresolved and unsettled tax exposures totaling $0.6 million.

Our "other, net" income/(expense) was $0.4 million of income for 2006 compared to $1.1 million of expense for 2005. The 2006 income amount included currency-related gains totaling $0.4 million. The 2005 expense amount included currency-related losses of $0.5 million, a write-down on an equity investment totaling $0.2 million, and other miscellaneous expense.

Income Taxes

Our provisions for income taxes resulted in effective tax rates of 44% and 67% in 2006 and 2005, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. tax benefit. The foreign pre-tax book income was approximately $5.7 million for 2006 compared to a loss of $3.4 million for 2005. The change to foreign pre-tax book income from a loss in 2005 created a significant fluctuation in the effective rate relative to foreign taxes. The effective rate related to foreign taxes was 3% and 26% in 2006 and 2005, respectively, reflecting a 23% rate reduction from the previous year. The foreign tax expense from 2005 to 2006 did not fluctuate significantly; however, when applied to the amount of pre-tax book income, a significant rate impact resulted because a significant portion of our foreign tax expense is typically computed based on deemed profits and would not be impacted by the amount of pre-tax book income from year to year. Our effective rate in 2006 was also lower because of state income taxes, a favorable mix of permanent items as compared to the prior year and an income tax benefit realized from a U.S. income tax refund received in 2006 related to an amended return.

Developments Regarding Foreign and Domestic Tax Liabilities from 2005

During 2007 and 2006, we resolved a number of our Energy segment's outstanding foreign and domestic tax and tax-related liabilities from 2005. We expect that additional tax exposures will be settled in our Energy segment during 2008; however, we are currently unable to estimate what impact, if any, those settlements may have on our 2008 earnings. The impact of the 2007 and 2006 reversals, as well as payments, on our liability balances recorded at December 31, 2005 was as follows:

Tax-related liabilities arising from 2005 restatement	2005 Balance	Paid	Reversed	2006 Balance	Paid	Reversed	2007 Balance
(in millions)							
Penalties and interest on taxes	$ 6.4	$(0.5)	$(2.1)	$3.8	$(0.1)	$(0.6)	$3.1
Domestic sales and use taxes	3.2	(0.1)	(3.1)	–	–	–	–
International payroll taxes	5.7	(1.7)	(1.6)	2.4	(0.3)	(1.5)	0.6
International value added taxes	1.4	(0.2)	–	1.2	–	–	1.2
International income taxes	4.7	(2.9)	–	1.8	–	(0.5)	1.3
Total	$21.4	$(5.4)	$(6.8)	$9.2	$(0.4)	$(2.6)	$6.2

The above table does not include additional tax liabilities related to our 2007 and 2006 operations. In addition to the amounts included in the preceding table, penalties and interest totaling $0.4 million and $1.0 million were incurred during 2007 and 2006, respectively, related to our outstanding exposures as of December 31, 2005.

Contract Backlog

(in millions)	As of December 31, 2007	2006
Engineering		
Funded	**$ 425.6**	$ 337.3
Unfunded	**696.6**	719.8
Total Engineering	**1,122.2**	1,057.1
Energy	**191.7**	238.6
Total	**$1,313.9**	$1,295.7

For our Engineering segment, funded backlog consists of that portion of uncompleted work represented by signed contracts and/or approved task orders, and for which the procuring agency has appropriated and allocated the funds to pay for the work. Total backlog incrementally includes that portion of contract value for which options have not yet been exercised or task orders have not been approved. We refer to this incremental contract value as unfunded backlog. U.S. government agencies, and many state and local governmental agencies, operate under annual fiscal appropriations and fund various contracts only on an incremental basis. In addition, our clients may

terminate contracts at will or not exercise option years. Our ability to realize revenues from our backlog depends on the availability of funding for various federal, state and local government agencies; therefore, no assurance can be given that all backlog will be realized.

In the Energy segment, our managed services contracts typically have one to five year terms and up to ninety-day cancellation provisions. Our labor services contracts in the Energy segment typically have one to three year terms and up to thirty-day cancellation provisions. For these managed services and labor contracts, backlog includes our forecast of the next twelve months' revenues based on existing contract terms and operating conditions. For our managed services contracts, fixed management fees related to the contract term beyond twelve months are not included in backlog. Backlog related to fixed-price contracts within the Energy segment is based on the related contract value. On a periodic basis, backlog is reduced as related revenue is recognized. Oil and gas industry merger, acquisition and divestiture transactions affecting our clients can result in increases and decreases in our Energy segment's backlog.

Engineering

The increase in Engineering's backlog as of December 31, 2007 resulted from new work orders totaling $10 million being performed by us for our unconsolidated Engineering subsidiary operating in Iraq, the addition of two environmental services contracts totaling $16 million and various new transportation contract awards. As of December 31, 2007 and December 31, 2006, approximately $57 million and $64 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation's flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Although we expect additional funding authorizations, we do not anticipate realizing all of our unfunded FEMA backlog balance (totaling $323 million at December 31, 2007) through the contract award period, which concludes March 10, 2009. We expect work and revenue related to authorizations prior March 10, 2009 to continue for approximately three years. In the future, we may be required to reduce our FEMA backlog as better estimates become available. During 2008, we will compete for contracts in FEMA's planned Risk Mapping, Analysis and Planning MAP Program ("Risk MAP Program"), which is intended to be the successor to the FEMA Map Mod Program.

Energy

The decrease in Energy's backlog for 2007 primarily resulted from the completion of certain existing domestic onshore managed service contracts. Several new onshore managed services projects are currently in the discussion and proposal stages.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations, our existing cash and cash equivalents, cash generated by operations, and our available capacity under our Credit Agreement. In addition, certain customers have provided us with cash advances for use as working capital related to those customers' contracts. At December 31, 2007 and 2006, we had $22.1 million and $13.2 million in cash and cash equivalents, respectively, and $84.6 million and $67.2 million in working capital, respectively. Our available capacity under our $60 million Credit Agreement, after consideration of current borrowings and outstanding letters of credit, was approximately $49.3 million (82% availability) and $38.8 million (65% availability) at December 31, 2007 and 2006, respectively. Our current ratios were 1.56 to 1 and 1.44 to 1 at December 31, 2007 and 2006, respectively.

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2007 and 2006, $15.3 million and $16.2 million, respectively, of our accounts payable balance comprised invoices with "pay-when-paid" terms.

Cash Used in/Provided by Operating Activities

Cash provided by operating activities was $26.6 million and $12.4 million for 2007 and 2005, respectively, and cash used in operating activities was $9.3 million for 2006.

Cash provided by operating activities for 2007 was driven partially by the increase in net income to $19.3 million, mainly as a result of our Engineering segment's strong performance during the year. Our total days sales outstanding in receivables and unbilled revenues, net of billings in excess, decreased in both segments and, on a consolidated basis, from 88 days at year-end 2006 to 84 days at year-end 2007. This 2007 improvement in days sales outstanding fueled an $11.1 million improvement in cash flow provided by operating activities from 2006. Our increase in accounts payable at December 31, 2007, which was primarily due to an increase in activity related to certain of our Energy segment's managed services contracts compared to December 31, 2006, also served to strengthen our cash position from operating activities. As a result of our revenues increasing in our Engineering segment for the fourth quarter of 2007 compared to 2006 of $13.6 million or 14%, the Engineering segment's combined accounts receivables and net unbilled revenues increased by $7.7 million or 8%. The Energy segment's combined accounts receivables and net unbilled revenues increased by approximately $1.7 million or 2% at December 31, 2007 compared to December 31, 2006, due primarily to the aforementioned increase in Energy's activity on managed services contracts.

The decrease in cash provided by operating activities for 2006 resulted in part from income tax payments totaling $12.2 million in 2006 compared to $0.9 million in payments made during 2005. The increase in payments for 2006 primarily resulted from the utilization of U.S. federal net operating loss carryforwards in 2005 which reduced our tax payments for 2005. Our higher 2006 forecasted taxable income resulted in higher quarterly estimated tax payments to the U.S. federal government during the year. In addition, approximately $2.9 million of the 2006 tax payments related to international income taxes for the settlement of prior period income tax liabilities. Furthermore, we paid an incremental $1.9 million in foreign payroll and value added taxes to settle several prior tax periods. Increases in both of our segments' accounts receivable balances and an increase in our Energy segment's net unbilled revenues, offset partially by a decrease in our Engineering segment's net unbilled revenues, were the primary factors in our 2006 decrease in cash provided from operating activities. While our revenues increased from 2005 to 2006 by $67.4 million or 12%, the aggregate of accounts receivables and unbilled revenues, net of billings in excess, increased by $22.3 million or 15%. One of the key drivers in the increase in receivables as compared to the increase in revenues is the significant growth in our Energy segment's revenues in the fourth quarter, during which the Energy segment earned 29% of its 2006 revenues. This, in turn, increased our receivables and net unbilled revenue balances as of December 31, 2006.

The cash provided by operating activities for 2005 resulted primarily from lower net income, higher days sales outstanding associated with our net unbilled revenues, and lower accrued compensation related to 2004 incentive compensation bonuses that were paid in 2005.

Cash Used in Investing Activities

Cash used in investing activities was $1.6 million, $14.9 million, and $7.1 million in 2007, 2006 and 2005, respectively. The increase in cash used in investing activities for 2006 reflects the net cash paid for the acquisition of Buck totaling $11.2 million and capital expenditures of $3.8 million. Except for the acquisition of Buck in 2006, our cash used in investing activities related entirely to capital expenditures, with the majority relating to office and field equipment, computer and software equipment and leasehold improvements. We also acquire various assets through operating leases, which reduce the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

Cash Provided by/Used in Financing Activities

Cash used in financing activities was $16.2 million and $1.8 million for 2007 and 2005, respectively and cash provided by financing activities was $18.4 million for 2006.

The cash used in financing activities for 2007 reflects net repayments of borrowings totaling $11.0 million under our Credit Agreement as compared to net borrowings in 2006 totaling $11.0 million, for which the related proceeds were used to finance short-term working capital needs as well as to provide capital for the Buck acquisition. In

addition, our book overdrafts decreased $6.0 million for 2007 as compared to an increase of $6.0 million for 2006. Proceeds from the exercise of stock options were $1.4 million in 2007 as compared to $2.0 million for 2006. This was partially offset by payments on capital lease obligations totaling $0.6 million for both 2007 and 2006.

Cash used in financing activities for 2005 primarily related to the repurchase of 104,300 shares of our common stock totaling $1.8 million. In addition, we received proceeds from the exercise of stock options totaling $0.6 million. This was offset by payments on capital lease obligations totaling $0.6 million.

Credit Agreement

Our Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million. In the third quarter of 2007, we negotiated certain pricing improvements and an extension of the Credit Agreement through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding standby letters of credit ("LOCs") not to exceed $20.0 million. As of December 31, 2007, there were no borrowings outstanding under the Credit Agreement and the outstanding LOCs were $10.7 million. As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and the outstanding LOCs were $10.2 million. The Credit Agreement provides for us to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio (based on a measure of indebtedness to EBITDA). The Credit Agreement requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing is not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit.

In connection with the restatement of our consolidated financial statements, we did not timely file our annual report on Form 10-K for the year ended December 31, 2007 or our quarterly report on Form 10-Q for the first quarter of 2008 with the SEC. As a result, several covenant violations related to the timing of our financial reporting occurred under the Credit Agreement. The lenders have waived these violations by allowing us to provide them with both our Form 10-K for the year ended December 31, 2007 and our Form 10-Q for the quarter ended March 31, 2008, by August 4, 2008. We expect to complete these past due filings by this agreed upon date.

Financial Condition & Liquidity

We plan to utilize our cash and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures, and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses, and are specifically seeking to expand our Engineering operations through organic growth and strategic acquisitions that align with our core competencies. We consider investments, acquisitions and geographic expansion as components of our growth strategy and intend to use both existing cash and the Credit Agreement to fund such endeavors. We also periodically review our segments, and our service offerings within those segments, for financial performance and growth potential. As such, we may also consider streamlining our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

As part of our evaluation of strategic alternatives, we engaged an investment banker to assist our Board of Directors in pursuing the sale of our Energy segment. This activity commenced during July 2007. Discussions with several potential buyers were in process at December 31, 2007; however, all substantive discussions related to a possible sale ceased during the first quarter of 2008 due to our Energy segment's revenue-related restatement. We anticipate resuming our evaluation of strategic alternatives, including a potential sale of the Energy segment, during the third quarter of 2008. If we are able to consummate a sale of the Energy segment, any proceeds realized would be reinvested in our Engineering segment in order to continue to grow that business.

If we commit to funding future acquisitions, we may need to restructure our Credit Agreement, add a temporary credit facility, and/or pursue other financing vehicles in order to execute such transactions. We may also explore

issuing equity in the Company to fund some portion of an acquisition. After giving effect to the foregoing, we believe that the combination of our cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the foreseeable future.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2007 are as follows:

		Payments due by period			
(in millions)	**Total**	**Within 1 year**	**2 - 3 years**	**4 - 5 years**	**After 5 years**
Contractual obligations					
Operating lease obligations(1)	$52.2	$18.9	$21.4	$8.4	$3.5
Purchase obligations(2)	1.2	0.8	0.4	–	–
Other long-term liabilities(3)	1.0	–	–	–	1.0
Capital lease obligations(4)	0.9	0.5	0.4	–	–
Total contractual obligations	$55.3	$20.2	$22.2	$8.4	$4.5

(1) We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $43.1 million, with the remaining balance relating to computers, computer-related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets.

(2) Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our consolidated balance sheets. These obligations include maintenance agreements related to our information and telecommunication systems of $0.8 million and other obligations of $0.4 million.

(3) The majority of this $1.0 million balance represents deferred compensation for our Board of Directors.

(4) Capital leases include computers, computer-related equipment and vehicles.

Liabilities totaling $1.9 million at December 31, 2007 recorded under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48 "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," are excluded from the above table due to the inability to make a reasonably reliable estimate of the period of cash settlement.

		Amount of commitment expiration per period			
(in millions)	**Total**	**Within 1 year**	**2 - 3 years**	**4 - 5 years**	**After 5 years**
Off-Balance Sheet Arrangements					
Standby letters of credit	$10.7	$ –	$ –	$10.7	$ –
Performance and payment bonds	11.1	0.3	5.0	0.7	5.1
Total commercial commitments	$21.8	$0.3	$5.0	$11.4	$5.1

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2007, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds at December 31, 2007. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management's most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete. We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also used to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2007, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition. As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $1.5 million and $1.4 million as of December 31, 2007 and 2006, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

Our Energy segment recognizes revenue for the majority of its contracts in accordance with SEC Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." SAB 104 requires that revenue should generally be recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Income and Other Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. ("SFAS") 109. We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings, and various other credits and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place a valuation allowance on those assets if we do not expect the realization of these assets to be more likely than not.

As a result of the previous restatement of our consolidated financial statements through the first quarter of 2005, we recorded significant liabilities for foreign income tax and other taxes as well as related penalties and interest. These amounts were estimated and recorded based on applicable statutory tax rates, and will continue to be reduced in future periods based on tax payments, settlements and other resolutions. The amounts of these payments, settlements and other resolutions may differ from the amounts estimated and recorded.

Goodwill. During the second quarter of each year and in certain other circumstances, we perform a valuation of the goodwill associated with our operating segments. To the extent that the fair value of the business, including the goodwill, is less than the recorded value, we would write down the value of the goodwill. The valuation of the goodwill is affected by, among other things, our business plan for the future and estimated results of future operations. Changes in the business plan and/or in future operating results may have an impact on the valuation of the assets and therefore could result in our recording a related impairment charge.

Contingencies. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. We do not believe that material changes to these estimates are reasonably likely to occur.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. ("FSP") 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to the first interim period in fiscal years beginning after November 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements and will adopt the provisions of SFAS 157 on January 1, 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations." SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) will change the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the first interim period in fiscal years beginning on or after December 15, 2008. We are assessing the impact of this statement on our consolidated financial statements and will adopt the provisions of SFAS 160 on January 1, 2009.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2007	2006	2005
	For the year ended December 31,		
		Restated, See Note 2	
Revenues	**$726,965**	$646,668	$579,278
Cost of work performed	**626,469**	560,638	495,883
Gross profit	**100,496**	86,030	83,395
Selling, general and administrative expenses	**69,121**	69,824	66,513
Income from operations	**31,375**	16,206	16,882
Other income/(expense):			
Equity income from unconsolidated subsidiaries	**2,669**	1,253	500
Interest income	**454**	467	341
Interest expense	**(412)**	(978)	(128)
(Expense)/reductions for interest on unpaid taxes, net (Note 11)	**(761)**	964	(1,392)
Other, net	**400**	417	(1,086)
Income before income taxes	**33,725**	18,329	15,117
Provision for income taxes	**14,385**	7,997	10,066
Net income	**19,340**	10,332	5,051
Other comprehensive income –			
Foreign currency translation adjustments, net of tax of $51 for 2007, $75 for 2006 and zero in 2005	**255**	545	425
Comprehensive income	**$ 19,595**	$ 10,877	$ 5,476
Basic earnings per share	**$ 2.21**	$ 1.21	$ 0.59
Diluted earnings per share	**$ 2.18**	$ 1.19	$ 0.58

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)	As of December 31, 2007	2006 Restated, See Note 2
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 22,052**	$ 13,182
Receivables, net of allowance of $1,463 and $767, respectively	**109,453**	97,815
Unbilled revenues on contracts in progress	**88,214**	92,341
Prepaid expenses and other	**14,718**	16,044
Total current assets	**234,437**	219,382
Property, Plant and Equipment, net	**16,776**	21,323
Other Long-term Assets		
Goodwill	**17,092**	17,092
Other intangible assets, net	**275**	483
Other long-term assets	**7,770**	5,636
Total other long-term assets	**25,137**	23,211
Total assets	**$276,350**	$263,916
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities		
Accounts payable	**$ 55,940**	$ 55,173
Accrued employee compensation	**26,431**	24,364
Accrued insurance	**15,543**	13,809
Billings in excess of revenues on contracts in progress	**15,771**	17,042
Current deferred tax liability	**15,738**	17,421
Income taxes payable	**2,600**	5,902
Other accrued expenses	**17,785**	18,444
Total current liabilities	**149,808**	152,155
Long-term Liabilities		
Long-term debt	**-**	11,038
Deferred income tax liability	**5,285**	3,098
Other long-term liabilities	**6,200**	4,004
Total liabilities	**161,293**	170,295
Shareholders' Investment		
Common Stock, par value $1, authorized 44,000,000 shares, issued 9,305,778 and 9,193,705, respectively	**9,306**	9,194
Additional paid-in capital	**47,356**	44,676
Retained earnings	**63,060**	44,671
Accumulated other comprehensive income/(loss)	**96**	(159)
Less - 495,537 shares of Common Stock in treasury, at cost, for both periods presented	**(4,761)**	(4,761)
Total shareholders' investment	**115,057**	93,621
Total liabilities and shareholders' investment	**$276,350**	$263,916

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the year ended December 31, 2007	2006 Restated, See Note 2	2005
Cash Flows from Operating Activities			
Net income	**$ 19,340**	$ 10,332	$ 5,051
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**5,739**	5,970	5,093
Stock-based compensation expense	**436**	271	128
Tax benefit of stock compensation	**975**	673	140
Excess tax benefits from stock-based compensation	**(26)**	(48)	(21)
Deferred income tax expense	**3**	6,566	2,743
Equity affiliates' (earnings)/loss, net of dividends	**(336)**	(652)	407
Loss on disposal of fixed assets	**403**	207	196
Changes in assets and liabilities:			
(Increase)/decrease in receivables	**(11,638)**	(15,712)	372
Decrease/(increase) in unbilled revenues and billings in excess, net	**2,856**	(4,199)	(7,447)
Decrease/(increase) in other net assets	**282**	(8,213)	5,712
Increase/(decrease) in accounts payable	**6,937**	2,266	(3,258)
Increase/(decrease) in accrued expenses	**1,664**	(6,804)	3,324
Total adjustments	**7,295**	(19,675)	7,389
Net cash provided by/(used in) operating activities	**26,635**	(9,343)	12,440
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(1,560)**	(3,763)	(7,078)
Acquisition of Buck Engineering, PC, net of cash acquired	**–**	(11,170)	–
Net cash used in investing activities	**(1,560)**	(14,933)	(7,078)
Cash Flows from Financing Activities			
(Payments on)/borrowings of long-term debt, net	**(11,038)**	11,038	–
(Decrease)/increase in book overdrafts	**(5,989)**	5,989	–
Proceeds from exercise of stock options	**1,381**	1,974	576
Payments on capital lease obligations	**(585)**	(632)	(581)
Excess tax benefits from stock-based compensation	**26**	48	21
Payments to acquire treasury stock	**–**	–	(1,808)
Net cash (used in)/provided by financing activities	**(16,205)**	18,417	(1,792)
Net increase/(decrease) in cash and cash equivalents	**8,870**	(5,859)	3,570
Cash and cash equivalents, beginning of year	**13,182**	19,041	15,471
Cash and cash equivalents, end of year	**$ 22,052**	$ 13,182	$19,041
Supplemental Disclosures of Cash Flow Data			
Interest paid	**$ 349**	$ 763	$ 163
Income taxes paid	**$ 14,490**	$ 12,225	$ 864
Supplemental Non-Cash Investing and Financing Activities			
Assets acquired through capital lease obligations	**$ 7**	$ 554	$ 675
Assets acquired on credit	**$ 42**	$ 222	$ 41

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

(in thousands)	Common stock, par value $1		Treasury		Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive income/(loss)	Total shareholders' investment
	Shares	Amount	Shares	Amount				
Balance, January 1, 2005	8,910	$8,910	(391)	$(2,953)	$40,665	$29,288	$(1,129)	$ 74,781
Net income	–	–	–	–	–	5,051	–	5,051
Stock options exercised	43	43	–	–	533	–	–	576
Tax benefit of stock compensation	–	–	–	–	140	–	–	140
Restricted stock issued	32	32	–	–	359	–	–	391
Amortization of restricted stock	–	–	–	–	134	–	–	134
Options granted	–	–	–	–	134	–	–	134
Treasury stock purchases	–	–	(105)	(1,808)	–	–	–	(1,808)
Other comprehensive income, net of tax:								
Foreign currency translation adjustments	–	–	–	–	–	–	425	425
Balance, December 31, 2005	8,985	8,985	(496)	(4,761)	41,965	34,339	(704)	79,824
Net income (Restated - Note 2)	–	–	–	–	–	10,332	–	10,332
Stock options exercised	198	198	–	–	1,776	–	–	1,974
Tax benefit of stock compensation	–	–	–	–	673	–	–	673
Restricted stock issued	11	11	–	–	(9)	–	–	2
Amortization of restricted stock	–	–	–	–	141	–	–	141
Options granted	–	–	–	–	130	–	–	130
Other comprehensive income, net of tax:								
Foreign currency translation adjustments	–	–	–	–	–	–	545	545
Restated balance, December 31, 2006	9,194	9,194	(496)	(4,761)	44,676	44,671	(159)	93,621
Net income	–	–	–	–	–	19,340	–	19,340
Impact of adopting FIN 48	–	–	–	–	–	(951)	–	(951)
Stock options exercised	101	101	–	–	1,280	–	–	1,381
Tax benefit of stock compensation	–	–	–	–	975	–	–	975
Restricted stock issued	11	11	–	–	(11)	–	–	–
Amortization of restricted stock	–	–	–	–	252	–	–	252
Options granted	–	–	–	–	184	–	–	184
Other comprehensive income, net of tax:								
Foreign currency translation adjustments	–	–	–	–	–	–	255	255
Balance, December 31, 2007	**9,306**	**$9,306**	**(496)**	**$(4,761)**	**$47,356**	**$63,060**	**$ 96**	**$115,057**

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Michael Baker Corporation (the "Company") was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering and energy expertise for public and private sector clients worldwide. The Company's primary engineering services include engineering design for transportation and civil infrastructure markets, architectural, environmental services, and construction management services for buildings and transportation projects. The Company's primary energy services include the operation and maintenance of oil and gas production facilities whose assets and natural resource reserves are owned by third parties.

On April 6, 2006, the Company purchased 100% of the stock of Buck Engineering, P.C. ("Buck"), a North Carolina based planning and environmental engineering firm, for approximately $11.2 million, net of cash acquired of approximately $0.1 million. The Company financed this acquisition primarily via borrowings under its Credit Agreement. These borrowings were repaid by the end of the first quarter of 2007. Buck had 2005 revenues of approximately $13 million and approximately 60 employees at the time of acquisition. The acquisition was accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. ("SFAS") 141, "Business Combinations." Since April 6, 2006, revenue from Buck has been included in the Company's consolidated financial statements as a component of the Engineering business segment.

2. RESTATEMENT OF PRIOR YEAR'S CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2006, the Company determined that accounting errors, as described below, were included in its previously issued consolidated financial statements for the year ended December 31, 2006. As a result, the Company has restated the accompanying 2006 consolidated financial statements to correct the accounting errors described below.

The following table presents the impact of the restatement on 2006 net income and diluted earnings per share (amounts in thousands, except earnings per share):

	For the year ended December 31, 2006	
	Net income	Diluted EPS
As originally reported	$11,831	$1.36
Restatement items:		
Accounting errors related to revenue recognition, pre-tax[1]	(2,307)	
Income tax effects[2]	808	
As restated	$10,332	$1.19

(1) Accounting errors related to (i) the incorrect calculation of manual accruals to record revenue under the terms of several of the Company's Energy segment domestic managed service contracts, and (ii) inappropriate inclusion of non-billable costs in the determination of revenue. These error corrections had the net effect of reducing revenue, cost of work performed and net income.

In addition, the Company identified errors in the reporting of revenues and cost of work performed relating to (i) under accrued unbilled revenues and accounts payable for certain pass- through costs in the Energy segment domestic managed service business and (ii) incorrect gross basis presentation on one of its managed services projects that should have been presented on a net basis in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." These error corrections had the net effect of reducing revenue and cost of work performed, but had no effect on net income.

(2) This adjustment represents the income tax effect of the error correction described in (1) above.

The following table presents the effects of the adjustments on the Company's previously issued Consolidated Statement of Income for the year ended December 31, 2006:

(In thousands, except per share amounts)	As originally reported	Adjustments	As restated
Revenues	$651,012	$(4,344)	$646,668
Cost of work performed	562,675	(2,037)	560,638
Gross profit	88,337	(2,307)	86,030
Selling, general and administrative expenses	69,824	–	69,824
Income from operations	18,513	(2,307)	16,206
Other income/(expense):			
Equity income from unconsolidated subsidiaries	1,253	–	1,253
Interest income	467	–	467
Interest expense	(978)	–	(978)
Reductions for interest on unpaid taxes, net (Note 11)	964	–	964
Other, net	417	–	417
Income before income taxes	20,636	(2,307)	18,329
Provision for income taxes	8,805	(808)	7,997
Net income	11,831	(1,499)	10,332
Other comprehensive income -			
Foreign currency translation adjustments, net of tax of $75	545	–	545
Comprehensive income	$ 12,376	$(1,499)	$ 10,877
Basic earnings per share	$ 1.39	$ (0.18)	$ 1.21
Diluted earnings per share	$ 1.36	$ (0.17)	$ 1.19

The following table presents the effects of the adjustments on the Company's previously issued Consolidated Balance Sheet as of December 31, 2006:

(in thousands, except share amounts)	As originally reported	Adjustments	As restated
ASSETS			
Current Assets			
Cash and cash equivalents	$ 13,182	$ –	$ 13,182
Receivables, net of allowance of $767	97,815	–	97,815
Unbilled revenues on contracts in progress	94,548	(2,207)	92,341
Prepaid expenses and other	16,044	–	16,044
Total current assets	221,589	(2,207)	219,382
Property, Plant and Equipment, net	21,323	–	21,323
Other Long-term Assets			
Goodwill	17,092	–	17,092
Other intangible assets, net	483	–	483
Other long-term assets	5,636	–	5,636
Total other long-term assets	23,211	–	23,211
Total assets	$266,123	$(2,207)	$263,916
LIABILITIES AND SHAREHOLDERS' INVESTMENT			
Current Liabilities			
Accounts payable	$ 54,700	$ 473	$ 55,173
Accrued employee compensation	24,364	–	24,364
Accrued insurance	13,809	–	13,809
Billings in excess of revenues on contracts in progress	17,415	(373)	17,042
Current deferred tax liability	18,063	(642)	17,421
Income taxes payable	6,068	(166)	5,902
Other accrued expenses	18,444	–	18,444
Total current liabilities	152,863	(708)	152,155
Long-term Liabilities			
Long-term debt	11,038	–	11,038
Deferred income tax liability	3,098	–	3,098
Other long-term liabilities	4,004	–	4,004
Total liabilities	171,003	(708)	170,295
Shareholders' Investment			
Common Stock, par value $1, authorized 44,000,000 shares, issued 9,193,705	9,194	–	9,194
Additional paid-in capital	44,676	–	44,676
Retained earnings	46,170	(1,499)	44,671
Accumulated other comprehensive loss	(159)	–	(159)
Less - 495,537 shares of Common Stock in treasury, at cost, for both periods presented	(4,761)	–	(4,761)
Total shareholders' investment	95,120	(1,499)	93,621
Total liabilities and shareholders' investment	$266,123	$(2,207)	$263,916

The following table presents the effects of the adjustments on the Company's previously issued Consolidated Statement of Cash Flows for the year ended December 31, 2006:

(in thousands)	As originally reported	Adjustments	As restated
Cash Flows from Operating Activities			
Net income	$ 11,831	$(1,499)	$ 10,332
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	5,970	–	5,970
Stock-based compensation expense	271	–	271
Tax benefit of stock compensation	673	–	673
Excess tax benefits from stock-based compensation	(48)	–	(48)
Deferred income tax expense	7,208	(642)	6,566
Equity affiliate earnings, net of dividends	(652)	–	(652)
Loss on disposal of fixed assets	207	–	207
Changes in assets and liabilities:			
Increase in receivables	(15,712)	–	(15,712)
Increase in unbilled revenues and billings in excess, net	(6,033)	1,834	(4,199)
Increase in other net assets	(8,213)	–	(8,213)
Increase in accounts payable	1,793	473	2,266
Decrease in accrued expenses	(6,638)	(166)	(6,804)
Total adjustments	(21,174)	1,499	(19,675)
Net cash used in operating activities	(9,343)	–	(9,343)
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(3,763)	–	(3,763)
Acquisition of Buck Engineering, PC, net of cash acquired	(11,170)	–	(11,170)
Net cash used in investing activities	(14,933)	–	(14,933)
Cash Flows from Financing Activities			
Borrowings of long-term debt, net	11,038	–	11,038
Increase in book overdrafts	5,989	–	5,989
Proceeds from exercise of stock options	1,974	–	1,974
Payments on capital lease obligations	(632)	–	(632)
Excess tax benefits from stock-based compensation	48	–	48
Net cash provided by financing activities	18,417	–	18,417
Net decrease in cash and cash equivalents	(5,859)	–	(5,859)
Cash and cash equivalents, beginning of year	19,041	–	19,041
Cash and cash equivalents, end of year	$ 13,182	$ –	$ 13,182

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46(R), "Consolidation of Variable Interest Entities." Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the "Other, net" caption in its Consolidated Statements of Income and within the "Other long-term liabilities" caption in its Consolidated Balance Sheets. Investments in non-consolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company renders services to its joint ventures. The Company records revenue in the period in which such services are provided. Investments in non-consolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounting for Contracts
The Company earns revenue by providing Engineering and Energy related services, typically through Cost-Plus, Fixed-Price, and Time-and-Materials contracts. In providing these services, the Company typically incurs direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses.

Revenue is recognized in the Company's Engineering segment under the percentage-of-completion method of accounting in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Performance-Type Contracts." Revenues for the current period are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded using the cumulative catch-up method. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and the period of completion of the work.

In certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Claims are amounts in excess of agreed contract price that the Company seeks to collect from its clients or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Revenues related to claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client.

The majority of the Company's contracts fall under the following types:

- *Cost-Plus.* Tasks under these contracts can have various cost-plus features. Under cost-plus fixed fee contracts, clients are billed for the Company's costs, including both direct and indirect costs, plus a fixed negotiated fee. Under cost-plus fixed rate contracts, clients are billed for the Company's costs plus negotiated fees or rates based on its indirect costs. Some cost-plus contracts provide for award fees or penalties based on performance criteria in lieu of a fixed fee or fixed rate. Contracts may also include performance-based award fees or incentive fees.

- *Fixed-Price.* Under fixed-price contracts, the Company's clients are billed at defined milestones for an agreed amount negotiated in advance for a specified scope of work.

- *Time-and-Materials.* Under the Company's time-and-materials contracts, the Company negotiates hourly billing rates and charges based on the actual time that it expended, in addition to other direct costs incurred in connection with the contract. Time-and-materials contracts typically have a stated contract value.

Under certain cost-type contracts with governmental agencies in the Company's Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are also structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs.

In the Company's Energy segment, revenue on contracts that do not qualify for percentage-of-completion accounting is recognized in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." Under SAB 104, revenue is recognized only after: (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) the selling price is fixed or determinable, and (4) collectibility is reasonably assured.

In accordance with SAB 104, revenues for the operations and maintenance contracts in the Company's Energy segment are primarily recognized as related services are provided. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment, and are recorded as revenues when all four criteria of SAB 104 have been met.

In accordance with EITF 99-19, the Company assesses the indicators provided in EITF 99-19 based upon the terms of its contracts and determines whether the Company will report its revenues and related costs on a gross or net basis.

The Company adopted EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" as of January 1, 2007. The Company's policy for the income statement presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and one of its customers is to present such taxes on a net basis in its consolidated financial statements.

Unbilled Revenues on Contracts in Progress and Billings in Excess of Revenues on Contracts in Progress

Unbilled revenues on contracts in progress in the accompanying Consolidated Balance Sheets represent unbilled amounts earned and reimbursable under contracts in progress. These amounts become billable according to the contract terms, which consider the passage of time, achievement of certain milestones or completion of the project. The majority of contracts contain provisions that permit these unbilled amounts to be invoiced in the month after the related costs are incurred. Generally, unbilled amounts will be billed and collected within one year.

Billings in excess of revenues on contracts in progress in the accompanying Consolidated Balance Sheets represent accumulated billings to clients in excess of the related revenue recognized to date. The Company anticipates that the majority of such amounts will be earned as revenue within one year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes various other estimates, including but not limited to recording profit incentives and/or award fee revenues under its contracts, assessment of its exposure to insurance claims that fall below policy deductibles, determination of its liabilities for incurred-but-not-reported insurance claims, incentive compensation and income tax expense, to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

The Company self-insures certain risks, including employee health benefits, professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported and unreported claims and is based on estimates of loss using assumptions made by management, including the

consideration of actuarial projections. These estimates of loss are derived from computations which combine loss history and actuarial methods in the determination of the proposed liability. Actual losses may vary from the amounts estimated via actuarial or management's projections. Any increases or decreases in loss amounts estimated are recognized in the period in which the actual loss is determined.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. In certain foreign jurisdictions where it operates, income tax is based on a deemed profit methodology. The calculation of the Company's annual tax provision may require interpreting tax laws and regulations and from time to time results in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

The Company recognizes current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. It also recognizes deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings and various credits and carryforwards. The Company's current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where it operates. The Company does not consider the effects of future changes in tax laws or rates in the current period. The Company analyzes its deferred tax assets and places valuation allowances on those assets if it does not expect the realization of these assets to be more likely than not.

Penalties estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company's Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the "(Expense)/reductions related to interest on unpaid taxes, net" caption in the Company's Consolidated Statements of Income.

Foreign Currency Translation

Most of the Company's foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in the Company's Consolidated Statements of Income.

Other Comprehensive Income/(Loss)

The only component of the Company's accumulated other comprehensive income/(loss) balance related to foreign currency translation adjustments for 2007, 2006 and 2005.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables, unbilled revenues, accounts payable, capital lease obligations and other long-term liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. The fair value of long-term debt approximates carrying value due to the variable nature of this instrument.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, certificates of deposit, and other similar, highly liquid investments with remaining maturities of less than 90 days at the time of purchase.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are deposited in various high credit quality financial institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation limits.

The Company reduces accounts receivable by estimating an allowance for amounts that may become uncollectible in the future. Management determines the estimated allowance for doubtful accounts based on its evaluation of collection efforts, the financial condition of the Company's clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company's receivables and net unbilled revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments. Contracts and subcontracts with the U.S. federal and state governments usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government if program requirements or budgetary constraints change. Upon such a termination, the Company is generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination, which significantly reduces the Company's credit risk with these types of clients.

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations which are accounted for using the purchase method of accounting. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized in accordance with SFAS 142, "Goodwill and Other Intangible Assets." The Company's goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. Reporting units for purposes of this test are identical to the Company's operating segments, which are further discussed in the "Business Segments" note. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the "Income Approach," which is based on estimates of future net cash flows and the "Market Approach," which observes transactional evidence involving similar businesses. Intangible assets are stated at the fair value as of the date acquired in a business combination. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets.

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income in the year of disposition.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, Plant and Equipment, net" in the Company's Consolidated Balance Sheets. Software maintenance, data conversion and training costs are expensed in the period in which they are incurred.

Leases

The Company leases office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with SFAS 13, "Accounting for

Leases," as amended. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

The Company leases computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 7 years. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS 13.

Impairment of Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets which are held and used in operations are considered impaired if the carrying value of the asset exceeds the undiscounted future cash flows from the asset. If impaired, an appropriate charge is recorded to adjust the carrying value of the long-lived asset to its estimated fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from the asset using an appropriate discount rate.

Accounting for Stock Options

Stock options are granted to non-employee directors of the Company at the fair market value of the Company's stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders' investment at the date the options are exercised.

Prior to January 1, 2006, stock-based compensation expense for the Company's stock based awards had been determined in accordance with the fair value method prescribed in SFAS 123. Effective January 1, 2006, the Company adopted SFAS 123(R). This statement replaced SFAS 123, "Accounting for Stock-Based Compensation" and superseded Accounting Principles Board Opinion No. ("APB") 25. SFAS 123(R) requires that all stock-based compensation be measured at the fair value of the award and be recognized as an expense in the Company's results of operations. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis. These expenses will be recognized as a component of the Company's selling, general and administrative costs, as these costs relate to options issued to non-employee directors of the Company. SFAS 123(R) also requires that excess tax benefits related to stock-based compensation be reflected as financing cash inflows instead of operating cash inflows.

Reclassifications

Certain reclassifications have been made to prior years' Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment in order to conform to the current year presentation. A balance of $1,990,000 was reclassified from the "Accrued employee compensation" to the "Other accrued expenses" caption in the Company's Consolidated Balance Sheets as of December 31, 2006. In addition, amounts attributable to the "Equity affiliates' (earnings)/loss, net of dividends" and "Loss on disposal of fixed assets" captions were reflected as separate line items in the Company's Consolidated Statements of Cash Flows in the current year. In the 2006 and 2005 consolidated financial statements, these amounts were previously reflected in the "Decrease/(increase) in other net assets" caption in the Company's Consolidated Statements of Cash Flows. Furthermore, amounts attributed to the "Tax benefit of stock compensation" caption were reflected as a separate line item in the current year presentation of the 2006 and 2005 Consolidated Statements of Shareholders' Investment. In the 2006 and 2005 consolidated financial statements, these amounts were included in the "Stock options exercised" caption in the Company's Consolidated Statements of Shareholders' Investment.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. ("FSP") 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to

the first interim period in fiscal years beginning after November 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements SFAS and will adopt the provisions of SFAS 157 on January 1, 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations." SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) will change the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt the provisions of SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company's equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the first interim period in fiscal years beginning on or after December 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements and will adopt the provisions of SFAS 160 on January 1, 2009.

5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company's unconsolidated joint ventures provide engineering, program management, construction management and operations and maintenance services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, typically comprising a representative from each joint venture partner with equal voting rights. The executive committee provides management oversight and assigns work efforts to the joint venture partners.

The majority of the Company's unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's own employees render services that are billed to the joint venture, which are then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. The Company includes revenues related to the services performed for these joint ventures and the costs associated with these services in its results of operations. The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. The Company accounts for its investments in unconsolidated joint ventures using the equity method.

6. BUSINESS SEGMENTS

The Company's Engineering and Energy business segments reflect how management makes resource decisions and assesses its performance. Each segment operates under a separate management group and produces discrete financial information which is reviewed by management. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies.

Engineering. The Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

Energy. The Energy segment provides a full range of services for operating third-party energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's managed services operating model as a service delivery method. The Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for its own account or own any oil or natural gas reserves.

The Company evaluates the performance of its segments primarily based on income/(loss) from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications, and other Corporate functions and is allocated between the Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll or based on beneficial or causal relationships. The following tables reflect disclosures for the Company's business segments (in millions):

	For the year ended December 31,		
	2007	**2006**	**2005**
Revenues			
Engineering	**$401.5**	$380.1	$371.1
Energy	**325.5**	266.6	208.2
Total revenues	**$727.0**	$646.7	$579.3
Income/(loss) from operations before Corporate overhead			
Engineering	**$ 46.2**	$ 30.1	$ 40.2
Energy	**6.2**	10.2	(0.9)
Total segment income from operations before Corporate overhead	**52.4**	40.3	39.3
Less: Corporate overhead			
Engineering	**(14.0)**	(16.5)	(13.6)
Energy	**(5.3)**	(6.2)	(5.1)
Total Corporate overhead	**(19.3)**	(22.7)	(18.7)
Total income/(loss) from operations			
Engineering	**32.2**	13.6	26.6
Energy	**0.9**	4.0	(6.0)
Other Corporate expense	**(1.7)**	(1.4)	(3.7)
Total income from operations	**$ 31.4**	$ 16.2	$ 16.9

	For the year ended December 31,		
	2007	2006	2005
Depreciation and amortization expense:			
Engineering	**$2.5**	$2.6	$2.0
Energy	**0.7**	1.1	1.3
Subtotal - segments	**3.2**	3.7	3.3
Corporate	**2.5**	2.3	1.8
Total	**$5.7**	$6.0	$5.1
Capital expenditures:			
Engineering	**$0.9**	$3.3	$2.9
Energy	**0.4**	0.7	2.3
Subtotal - segments	**1.3**	4.0	5.2
Corporate	**0.1**	1.1	2.6
Total	**$1.4**	$5.1	$7.8

	As of December 31,	
	2007	2006
Segment assets:		
Engineering	**$138.2**	$133.2
Energy	**112.7**	112.6
Subtotal - segments	**250.9**	245.8
Other Corporate assets	**25.5**	18.1
Total	**$276.4**	$263.9

	As of December 31,	
	2007	2006
Equity investments in unconsolidated subsidiaries:		
Engineering	**$1.5**	$0.8
Energy	**1.0**	1.4
Total	**$2.5**	$2.2

	For the year ended December 31,		
	2007	2006	2005
Income/(loss) from unconsolidated subsidiaries:			
Engineering	**$2.2**	$1.0	$0.7
Energy	**0.5**	0.3	(0.2)
Total	**$2.7**	$1.3	$0.5

The Company has determined that interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements. (Expense)/ reductions related to interest on unpaid taxes, net, which related entirely to the Energy segment, was $(0.8) million, $1.0 million and $(1.4) million for 2007, 2006 and 2005, respectively.

The Company's enterprise-wide disclosures are as follows (in millions):

	For the year ended December 31,		
	2007	**2006**	**2005**
Revenues by geographic origin:			
Domestic	**$649.3**	$561.0	$507.3
Foreign[1]	**77.7**	85.7	72.0
Total	**$727.0**	$646.7	$579.3

(1) The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client's U.S. or non-U.S. ownership.

	2007	**2006**	**2005**
Revenues by principal markets:			
United States government	**27%**	27%	31%
Various state governmental and quasi-government agencies	**22%**	23%	26%
Commercial, industrial and private clients	**51%**	50%	43%

In the Engineering segment, one customer, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 14%, 15% and 20% of the Company's total revenues in 2007, 2006 and 2005, respectively. The Company's long-lived assets are principally held in the U.S.

7. CONTRACTS

Revenues and billings to date on contracts in progress were as follows (in millions):

	As of December 31,	
	2007	**2006**
Revenues	**$ 3,582**	$ 3,003
Billings	**(3,510)**	(2,928)
Net unbilled revenue	**$ 72**	$ 75

A portion of the trade receivable balances totaling $5,160,000 and $6,018,000 at December 31, 2007 and 2006, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $2,346,000 and $4,743,000 of these retention balances at December 31, 2007 and 2006, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the "Receivables, net" balances. The remaining retention balances are reflected as "Other long-term assets" in the Company's Consolidated Balance Sheets.

The Company had allowances for doubtful accounts totaling $1,463,000 and $767,000 as of December 31, 2007 and 2006, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2007, management believes that these receivable balances will be fully collectible within one year.

Under certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the Company had not recognized potential future revenues estimated at $1.5 million and $1.4 million as of December 31, 2007 and 2006, respectively, for which the related costs had already been expensed as of these dates.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to periodic routine audits, which generally are performed by the Defense Contract Audit Agency ("DCAA") or applicable state agencies. These agencies' audits typically apply to the Company's overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the auditors may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that certain costs be disallowed. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future audits will not result in material disallowances of incurred costs.

8. INCOME TAXES

The components of income/(loss) before income taxes are as follows (in thousands):

	For the year ended December 31,		
	2007	**2006**	**2005**
Domestic	**$31,237**	$12,646	$18,561
Foreign	**2,488**	5,683	(3,444)
Total	**$33,725**	$18,329	$15,117

The income tax provision consists of the following (in thousands):

	For the year ended December 31,		
	2007	**2006**	**2005**
Current income tax provision/(benefit):			
U.S. federal*	**$11,708**	$(3,144)	$ 4,173
Foreign	**1,954**	3,419	2,625
State	**720**	1,156	525
Total current income tax provision	**14,382**	1,431	7,323
Deferred income tax (benefit)/provision:			
U.S. federal*	**(195)**	7,126	2,291
Foreign	**(445)**	(101)	165
State	**643**	(459)	287
Total deferred income tax provision	**3**	6,566	2,743
Total income tax provision	**$14,385**	$ 7,997	$10,066

* Includes U.S. taxes related to foreign income.

Effective January 1, 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." As a result of this adoption, the Company recorded a reserve for uncertain tax positions totaling approximately $1.7 million and reduced its opening retained earnings balance by $1.0 million as of January 1, 2007. Under the previous FASB guidance (SFAS 5, "Accounting for Contingencies"), the Company had recorded related tax reserves totaling $0.7 million as of December 31, 2006. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits:	
Balance at January 1, 2007	$1,656
Additions based on tax positions related to the current year	197
Additions for tax positions of prior years	511
Reductions for tax positions of prior years	(455)
Balance at December 31, 2007	**$1,909**

Per the table above, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate, totaled $1.9 million as of December 31, 2007. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its consolidated statements of income. During 2007, the Company recognized interest and penalty expense relating to uncertain tax positions totaling $0.8 million. The Company also has approximately $1.2 million accrued for potential payment of interest and penalties at December 31, 2007. The Company does not expect the reserve for unrecognized tax benefits to increase or decrease significantly within the next twelve months.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2007, 2006 and 2005 in the amounts of $1.0 million, $0.7 million and $0.1 million, respectively.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded (in thousands):

	For the year ended December 31,		
	2007	**2006**	**2005**
Computed income taxes at U.S. federal statutory rate	**$11,804**	$6,415	$ 5,291
Taxes on foreign income and losses	**574**	77	3,189
Tax expense on foreign deemed profits	**64**	1,252	806
Benefit from foreign earnings indefinitely reinvested	**–**	–	(947)
IRS refund claims, net	**–**	(801)	–
Deferred tax on foreign earnings not indefinitely reinvested	**1,093**	545	225
State income taxes, net of federal income tax benefit	**782**	365	812
Permanent differences	**155**	400	646
Change in reserves	**(20)**	(177)	–
Change in valuation allowance, federal	**23**	–	–
Other	**(90)**	(79)	44
Total income tax provision	**$14,385**	$7,997	$10,066

The components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2007	**2006**
Deferred income tax assets:		
Accruals not currently deductible for tax purposes	**$ 7,608**	$ 9,221
Billings in excess of revenues	**6,107**	7,114
Tax loss carryforwards	**7,089**	8,654
Fixed and intangible assets	**285**	152
All other items	**781**	350
Gross deferred tax assets	**21,870**	25,491
Valuation allowance for deferred tax assets	**(6,245)**	(7,792)
Net deferred tax assets	**15,625**	17,699
Deferred income tax liabilities:		
Unbilled revenues	**(29,693)**	(33,407)
Undistributed foreign earnings	**(3,275)**	(2,169)
Fixed and intangible assets	**(2,793)**	(2,546)
All other items	**(386)**	(96)
Gross deferred tax liabilities	**(36,147)**	(38,218)
Net deferred tax liabilities	**$(20,522)**	$(20,519)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2007. The Company has provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses as it has concluded that it is not more likely than not that these benefits will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. Deferred tax assets totaling $0.5 million are included within the caption "Other long-term assets" on the Company's consolidated balance sheet as of December 31, 2007. There was no similar asset as of December 31, 2006.

The Company has state net operating loss ("NOL") carryforwards with an aggregate tax benefit of $3.6 million, which expire from 2010 to 2027. A valuation allowance of $2.9 million has been established for these deferred tax assets. In addition, certain of the Company's foreign subsidiaries have NOL carryforwards aggregating $3.5 million, which expire in varying amounts starting in 2008; some of these have no expiration dates. A valuation allowance of $3.1 million has been established for the foreign NOL carryforwards.

The Company has federal and state capital loss carryforwards with an aggregate tax benefit totaling $0.1 million as of December 31, 2007, which are available to offset future capital gains. These carryforwards will expire in 2008. A full valuation allowance has been established for these deferred tax assets.

During 2005, the Company made a decision to indefinitely reinvest all earnings from the Company's Venezuelan subsidiary. As of December 31, 2007, the cumulative amount of foreign undistributed net earnings related to the Company's Venezuelan subsidiary, for which no deferred taxes have been provided, was $2.5 million.

The Company has certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2007, the Company provided $3.3 million of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

During 2006, the Internal Revenue Service ("IRS") completed their examination of the Company's 2002 consolidated U.S. income tax return, which resulted in a refund of $0.1 million. This refund was received in 2007. The IRS also completed its examinations of the Company's 2004 and 2005 U.S. income tax returns in 2007, which resulted in a reduction to the Company's net operating loss carry-forward of $0.5 million. The Company previously received an IRS refund of $0.8 million during 2006 related to a previously filed amended return claim. The Company is subject to audit for the 2004, 2005 and 2006 tax years in the majority of the states in which the Company operates. Management believes that adequate provisions have been made for income taxes at December 31, 2007.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

	As of December 31,	
	2007	**2006**
Goodwill:		
Engineering	**$ 9,627**	$ 9,627
Energy	**7,465**	7,465
Total goodwill	**17,092**	17,092
Other intangible assets, net of accumulated amortization of $2,574 and $2,366, respectively	**275**	483
Goodwill and other intangible assets, net	**$17,367**	$17,575

There was no change in the carrying amount of goodwill attributable to each business segment for the year ended December 31, 2007. The activity for 2006 was as follows (in thousands):

	Engineering	Energy	Total
Balance at January 1, 2006	$1,006	$7,465	$ 8,471
Goodwill from Buck acquisition	8,621	–	8,621
Balance at December 31, 2006	**$9,627**	**$7,465**	**$17,092**

Under SFAS 142, the Company's goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. Annually, the Company evaluates the carrying value of its goodwill during the second quarter. Given the Company's restatement discussed in Note 2, the Company elected to complete an evaluation of the carrying value of its Energy segment's goodwill as of December 31, 2007. No impairment charge was required as a result of this evaluation. Similarly, no goodwill impairment charges were required in connection with the Company's annual evaluations for 2007, 2006 or 2005.

As of December 31, 2007, the Company's other intangible assets balance comprises a non-compete agreement (totaling $2.0 million, which is fully amortized) from its 1998 purchase of Steen Production Services, Inc., as well as intangibles primarily related to the value of the contract backlog at the time of the Company's 2006 acquisition of Buck Engineering, P.C. ("Buck") (totaling $849,000 with accumulated amortization of $574,000 as of December 31, 2007). These identifiable intangible assets with finite lives are being amortized over their estimated useful lives. Substantially all of these intangible assets will be fully amortized over the next four years. Amortization expense recorded on the other intangible assets balance was $208,000 for 2007, $556,000 for 2006 and $286,000 for 2005.

Estimated future amortization expense for other intangible assets as of December 31, 2007 is as follows (in thousands):

For the years ending December 31,	
2008	$113
2009	86
2010	40
2011	34
2012	2
Total	$275

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	As of December 31,	
	2007	2006
Land	**$ 486**	$ 486
Buildings and improvements	**5,608**	5,600
Furniture, fixtures, and office equipment	**10,687**	11,198
Equipment and vehicles	**2,226**	2,547
Computer hardware	**4,614**	5,483
Computer software	**17,769**	19,323
Leasehold improvements	**5,601**	5,594
Equipment and vehicles under capital lease	**1,712**	2,841
Total, at cost	**48,703**	53,072
Less – Accumulated depreciation and amortization	**(31,927)**	(31,749)
Net property, plant and equipment	**$ 16,776**	$ 21,323

Depreciation expense was $5,004,000, $4,792,000 and $4,215,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The majority of the Company's vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense related to capital leases was $527,000, $622,000 and $592,000 for the years 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the Company has recorded $1,133,000 and $1,523,000, respectively, in accumulated amortization for assets under capital lease.

11. COMMITMENTS & CONTINGENCIES

Commitments

At December 31, 2007, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course. The Company's outstanding guarantees at December 31, 2007 were as follows (in millions):

	Maximum undiscounted future payments
Standby letters of credit*:	
Insurance related	$10.6
Other	0.1
Performance and payment bonds*	$11.1

* *These instruments require no associated liability on the Company's Consolidated Balance Sheet.*

The Company's banks issue standby letters of credit ("LOCs") on the Company's behalf under the Unsecured Credit Agreement (the "Credit Agreement") as discussed more fully in the "Long-term Debt and Borrowing Agreements" note. As of December 31, 2007, the majority of the balance of the Company's outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company's behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company's insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds at December 31, 2007. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

Contingencies

Services Agreement. The Company is party to a Restated and Amended Operations, Maintenance and Services Agreement dated effective January 1, 2005 (the " Services Agreement"), with J.M. Huber Corporation ("Huber") pursuant to which the Company agreed to provide certain operation, maintenance, exploration, development, production and administrative services with respect to certain oil and gas properties owned by Huber in the State of Wyoming. In October 2006, the Wyoming Department of Audit initiated a sales and use tax audit against Huber for the time period 2003 through 2005. In February 2008, the Department of Audit issued revised preliminary audit findings against Huber in the amount of $4.3 million in tax, interest and penalties in relation to services provided under Services Agreement. In May 2008, Huber notified the Company of its claim for indemnification under the Services Agreement for the final audit findings, interest and penalties and certain costs relating thereto. The Company does not believe that it had or has any obligation as a vendor to collect and remit Wyoming sales and use tax with respect to certain transactions under the Services Agreement. The Company's and Huber's representatives met with Wyoming tax officials on June 20, 2008, to discuss the status of the audit. Based on that meeting, the Wyoming Department of Revenue agreed

to reconsider the issue and to issue revised audit findings, if necessary. The Company has provided Huber with support in defending the audit, including providing supporting documentation and affidavits, reviewing audit materials and legal analysis, and attending the aforementioned meeting with Wyoming tax officials.

Tax exposures. The Company believes that amounts estimated and recorded for certain income tax, non-income tax, penalty, and interest exposures (identified through its 2005 restatement process) aggregating $6.2 million and $9.2 million at December 31, 2007 and 2006, respectively, may ultimately be increased or reduced dependent on settlements with the respective taxing authorities. Reductions for the year ended December 31, 2007 were attributable to the settlement of certain taxes and tax-related penalties and interest. Actual payments could differ from amounts recorded at December 31, 2007 and 2006 due to favorable or unfavorable tax settlements and/or future negotiations of tax, penalties and interest at less than full statutory rates. Based on information currently available, these recorded amounts have been determined to reflect probable liabilities. However, depending on the outcome of future tax settlements, negotiations and discussions with tax authorities, subsequent conclusions may be reached which result in favorable or unfavorable adjustments to the recorded amounts in future periods.

Legal proceedings. Subsequent to the Company's February 2008 announcement of the its intention to restate its financial statements for the first three quarters of 2007, four separate complaints were filed by holders of the Company's common stock against the Company, as well as certain of its current and former officers, in the United States District Court for the Western District of Pennsylvania. The complaints in these lawsuits purport to have been made on behalf of a class of plaintiffs consisting of purchasers of the Company's common stock between March 19, 2007 and February 22, 2008. The complaints alleged that the Company and certain of its current and former officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. The plaintiffs seek unspecified compensatory damages, attorneys' fees, and other fees and costs.

In June 2008, all of the cases were consolidated into a single class action. Following the appointment of the lead plaintiff and approval of its selection of counsel, a consolidated amended complaint will likely be filed. The Company intends to defend this lawsuit vigorously.

The Company has been named as a defendant or co-defendant in certain other legal proceedings wherein damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that it has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on its consolidated financial statements.

Self-Insurance. Insurance coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers' compensation and general liability exposures subject to certain deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon the Company's estimates of the total liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

The Company establishes reserves for both insurance-related claims that are known and have been asserted against the Company, as well as for insurance-related claims that are believed to have been incurred but have not yet been reported to the Company's claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations.

The Company is self-insured with respect to its primary medical benefits program subject to individual retention limits. As part of the medical benefits program, the Company contracts with national service

providers to provide benefits to its employees for medical and prescription drug services. The Company reimburses these service providers as claims related to the Company's employees are paid by the service providers.

Reliance liquidation. The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2007 and 2006.

12. LEASE COMMITMENTS

The Company's non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Rent expense under non-cancelable operating leases was $19,805,000, $18,556,000 and $16,590,000 for 2007, 2006 and 2005, respectively. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2007 were as follows (in thousands):

For the years ending December 31,	Capital lease obligations	Operating lease obligations	Total
2008	$495	$18,867	$19,362
2009	318	12,127	12,445
2010	37	9,224	9,261
2011	–	4,553	4,553
2012	–	3,874	3,874
Thereafter	–	3,505	3,505
Total	$850	$52,150	$53,000

13. LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company's Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million. In the third quarter of 2007, the Company negotiated a three-year extension of the Credit Agreement through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding (for which there is no sub-limit) and the aggregate face value of outstanding LOCs (which have a sub-limit of $20.0 million). As of December 31, 2007, there were no borrowings outstanding under the Credit Agreement and outstanding LOCs were $10.7 million. As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and outstanding LOCs were $10.2 million. Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.2% to 0.375% per year based on the Company's leverage ratio. The weighted-average interest rate on the Company's borrowings was 7.54% and 6.89% for the year ended December 31, 2007 and 2006, respectively. The proceeds from these borrowings under the Credit Agreement during 2007 and 2006 were used to meet various working capital requirements, in addition to financing the 2006 Buck acquisition.

The Credit Agreement provides pricing options for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of indebtedness to earnings before interest, taxes, depreciation, and amortization ("EBITDA")). The Credit Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. In addition, the Company's Credit Agreement with its banks places certain limitations on dividend payments. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit.

In connection with the restatement of the Company's consolidated financial statements (See Note 2), the Company did not timely file its annual report on Form 10-K for the year ended December 31, 2007 or its quarterly report on Form 10-Q for the first quarter of 2008. As a result, several covenant violations related to the timing of the Company's financial reporting occurred under the Credit Agreement. The lenders have waived these violations by allowing the Company to provide them with both its Form 10-K for the year ended December 31, 2007 and its Form 10-Q for the quarter ended March 31, 2008 by August 4, 2008. The Company expects to complete these past due filings by this agreed upon date.

14. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data).

	For the year ended December 31,		
	2007	**2006**	**2005**
Net income	**$19,340**	$10,332	$5,051
Basic:			
Weighted average shares outstanding	**8,742**	8,520	8,507
Earnings per share	**$ 2.21**	$ 1.21	$ 0.59
Diluted:			
Effect of dilutive securities - Stock options and restricted shares	**132**	198	208
Weighted average shares outstanding	**8,874**	8,718	8,715
Earnings per share	**$ 2.18**	$ 1.19	$ 0.58

As of December 31, 2007, 2006 and 2005, all of the Company's stock options were included in the computations of diluted shares outstanding because the option exercise prices were less than the average market prices of the Company's common shares.

15. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2005, the Company repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2007, 520,319 treasury shares had been repurchased under the Board's authorizations. The Company made no treasury share repurchases during 2007 or 2006.

As of December 31, 2007, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred during the first quarter of 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement, the Company's treasury share repurchases cannot exceed $5 million during the term of the Credit Agreement.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2007 and 2006, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2007 and 2006, there were no shares of such Preferred Stock outstanding.

16. RIGHTS AGREEMENT

In 1999, the Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group, excluding the Company's Baker 401(k) Plan, ("401(k) Plan") has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the Company's Common Stock having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for the Company's Common Stock at an exchange ratio of one share of Common Stock per Right.

17. BAKER 401(k) PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, for the Engineering segment, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. For the Energy segment, the Company matches 50% of the first 6% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 3% of eligible salary contributed. The Company's matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company's required cash contributions under this program amounted to $5,677,000, $5,881,000 and $5,349,000 in 2007, 2006 and 2005, respectively. An additional discretionary employer contribution of $550,000 for 2007 was approved by the Board of Directors in February 2008, and accrued as of December 31, 2007. No discretionary employer contributions were approved by the Board of Directors in either 2006 or 2005.

As of December 31, 2007, the market value of all 401(k) Plan investments was $262.8 million, of which 15% represented the market value of the 401(k) Plan's investment in the Company's Common Stock. The Company's 401(k) Plan held 11% of both the shares and voting power of its outstanding Common Stock at December 31, 2007. Each participant who has shares of Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

18. DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company's long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected as a liability in the Company's consolidated balance sheets, was approximately $0.8 million and $0.7 million at December 31, 2007 and 2006, respectively.

19. STOCK OPTION PLANS

As of December 31, 2007, the Company had two fixed stock option plans under which stock options can be exercised. Under the 1995 Stock Incentive Plan (the "Plan"), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Under the amended 1996 Non-employee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant and become exercisable six months after the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

During the second quarter of 2007, the Company issued 10,500 restricted shares and granted 14,000 options to the non-employee directors. The Company recognized total stock based compensation expense of $436,000, $271,000 and $268,000 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007 all outstanding options were fully vested under both plans. There were 145,520, 221,093 and 334,791 exercisable options under both plans as of December 31, 2007, 2006 and 2005, respectively.

SFAS 123(R) requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date. The Company adopted the provisions of SFAS 123(R) on January 1, 2006 using the modified prospective application method. The modified prospective method does not require adjustments to prior period financial statements and measures expected future compensation cost for stock-based awards at fair value on the grant date.

The following table summarizes all stock option activity for both plans in 2007, 2006 and 2005:

	Shares subject to option	Weighted average exercise price per share	Aggregate intrinsic value	Weighted average contractual life remaining in years
Balance at January 1, 2005	446,145	$11.44		
Options granted	16,000	20.16		
Options exercised	(43,015)	13.39		
Options forfeited or expired	–	–		
Balance at December 31, 2005	419,130	$11.57	$5,860,112	4.8
Options granted	14,000	20.28		
Options exercised	(198,037)	9.97		
Options forfeited or expired	–	–		
Balance at December 31, 2006	235,093	$13.43	$2,166,673	4.5
Options granted	14,000	26.86		
Options exercised	(101,573)	13.60		
Options forfeited or expired	(2,000)	6.84		
Balance at December 31, 2007	**145,520**	**$14.70**	**$3,841,521**	**4.8**

The weighted average fair value of options granted during 2007, 2006 and 2005 was $13.13, $9.15 and $6.71, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $2,153,000, $2,154,000 and $362,000, respectively. All options outstanding at December 31, 2007 were vested and exercisable. The intrinsic value of options that were not vested in prior

years is immaterial. As of December 31, 2007, no shares of the Company's Common Stock remained available for future grant under the expired Plan, while 189,500 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2007:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number of options**	**Average life***	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
$6.25 - $9.53	30,285	3.2	$ 8.27	30,285	$ 8.27
$10.025 - $15.625	73,235	3.3	12.93	73,235	12.93
$20.16 - $26.86	42,000	8.5	22.43	42,000	22.43
Total	**145,520**	**4.8**	**$14.70**	**145,520**	**$14.70**

* *Average life remaining in years.*

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	As of December 31,		
	2007	**2006**	**2005**
Weighted average risk-free interest rate	**3.7%**	5.4%	5.4%
Weighted average expected volatility	**34.1%**	44.1%	44.5%
Expected option life	**8 years**	7.6 years	6 years
Expected dividend yield	**0.00%**	0.00%	0.00%

The average risk-free interest rate is based on the U.S. Treasury yield with a term to maturity that approximates the option's expected life as of the grant date. Expected volatility is determined using historical volatilities of the underlying market value of the Company's stock obtained from public data sources. The expected life of the stock options is determined using historical data adjusted for the estimated exercise dates of the unexercised options.

20. RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a Consulting Agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2009. The Consulting Agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintains life insurance for the executive. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. Mr. Shaw's total consulting fees were $79,689 and $184,689 for the years ended December 31, 2006 and 2005, respectively.

Effective September 14, 2006, Mr. Shaw's compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Effective March 1, 2008, compensation under the consulting agreement resumed upon Mr. Shaw's retirement from the Company.

On June 17, 2008, the Company entered into an employment agreement with Bradley L. Mallory, the Company's President and Chief Executive Officer. Under the agreement, Mr. Mallory's annual salary is stipulated, and certain other rights and benefits are defined. Included in those benefits are 40,000 Stock Appreciation Rights ("SARs"), which vest at varying intervals over a three-year period commencing on the date of the employment agreement.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Subsequent to the issuance of the Company's condensed consolidated financial statements for the period ended September 30, 2007, the Company determined that accounting errors were included in previously issued, unaudited condensed consolidated financial statements. These errors related to the matters discussed in Note 2. As a result, to correct those accounting errors the Company has restated the accompanying quarterly data for first three quarters for 2007 and all quarters for 2006.

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2007 (in thousands, except per share information):

	2007 - Three months ended March 31,		
	As originally reported	Adjustments	As restated[1]
Revenues	$170,707	$(1,075)	$169,632
Gross profit	23,523	(2,848)	20,675
Income before income taxes	5,795	(2,848)	2,947
Net income	3,070	(1,520)	1,550
Diluted earnings per common share	$ 0.35	$ (0.17)	$ 0.18

	2007 - Three months ended June 30,		
	As originally reported	Adjustments	As restated[1]
Revenues	$192,241	$(6,408)	$185,833
Gross profit	31,417	(3,744)	27,673
Income before income taxes	14,815	(3,744)	11,071
Net income	8,521	(2,435)	6,086
Diluted earnings per common share	$ 0.96	$ (0.27)	$ 0.69

	2007 - Three months ended September 30,		
	As originally reported	Adjustments	As restated[1]
Revenues	$182,227	$(6,563)	$175,664
Gross profit	26,072	(2,372)	23,700
Income before income taxes	10,893	(2,372)	8,521
Net income	6,366	(1,853)	4,513
Diluted earnings per common share	$ 0.72	$ (0.21)	$ 0.51

	2007 - Three months ended December 31,[2]
Revenues	$195,836
Gross profit	28,448
Income before income taxes	11,186
Net income	7,191
Diluted earnings per common share	$ 0.80

(1) The Company's Forms 10-Q for 2008 will reflect the restated quarterly data for the corresponding quarters in 2007.

(2) During the fourth quarter, the Company received a non-recurring $2.3 million project incentive award on a U.S. government contract.

	2006 - Three months ended March 31,		
	As originally reported	Adjustments	As restated
Revenues	$145,547	$ 373	$145,920
Gross profit	20,767	373	21,140
Income before income taxes	3,224	373	3,597
Net income	1,720	205	1,925
Diluted earnings per common share	$ 0.20	$ 0.02	$ 0.22

	2006 - Three months ended June 30,		
	As originally reported	Adjustments	As restated
Revenues	$155,903	$ (516)	$155,387
Gross profit	22,673	(516)	22,157
Income before income taxes	2,731	(516)	2,215
Net income	1,126	(152)	974
Diluted earnings per common share	$ 0.13	$ (0.02)	$ 0.11

	2006 - Three months ended September 30,		
	As originally reported	Adjustments	As restated
Revenues	$170,194	$(1,275)	$168,919
Gross profit	20,209	(1,275)	18,934
Income before income taxes	1,429	(1,275)	154
Net loss	(324)	(686)	(1,010)
Diluted loss per common share	$ (0.04)	$ (0.08)	$ (0.12)

	2006 - Three months ended December 31,		
	As originally reported	Adjustments	As restated
Revenues	$179,368	$(2,926)	$176,442
Gross profit	24,688	(889)	23,799
Income before income taxes	13,252	(889)	12,363
Net income	9,309	(866)	8,443
Diluted earnings per common share	$ 1.07	$ (0.09)	$ 0.98

MANAGEMENT'S REPORT TO SHAREHOLDERS ON ITS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying consolidated financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's 2007, 2006 and 2005 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accounting firm to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the Company's internal auditors and its independent registered public accounting firm have free and direct access to the Audit Committee without the presence of management.

/s/ Bradley L. Mallory

Bradley L. Mallory
Chief Executive Officer

/s/ Craig O. Stuver

Craig O. Stuver
Senior Vice President, Corporate Controller,
Treasurer and Acting Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying 2006 consolidated financial statements have been restated.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2008

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which the Company's Common Stock is traded is the American Stock Exchange under the ticker symbol "BKR." High and low closing prices of the Company's Common Stock for each quarter were as follows:

	2007				2006			
	Fourth	**Third**	**Second**	**First**	**Fourth**	**Third**	**Second**	**First**
High	$52.79	$51.57	$38.10	$25.20	$23.05	$22.40	$28.65	$28.33
Low	33.15	34.30	24.30	21.62	20.05	20.10	20.55	26.00

Exhibit 31.1

I, Bradley L. Mallory, certify that:

1. I have reviewed this report on Form 10-K of Michael Baker Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Bradley L. Mallory

President, Chief Executive Officer and Director

Date: June 30, 2008

Exhibit 31.2

I, Craig O. Stuver, certify that:

1. I have reviewed this report on Form 10-K of Michael Baker Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Craig O. Stuver

Senior Vice President, Corporate Controller,
Treasurer and Acting Chief Financial Officer

Date: June 30, 2008

Exhibit 32.1

ADDITIONAL CERTIFICATIONS

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Michael Baker Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bradley L. Mallory
President, Chief Executive Officer and Director

Date: June 30, 2008

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Michael Baker Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig O. Stuver
Senior Vice President, Corporate Controller,
Treasurer and Acting Chief Financial Officer

Date: June 30, 2008

These additional certifications are being furnished solely pursuant to 18 U.S.C. Section 1350, and are not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation

We have audited the consolidated financial statements of Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the Company's internal control over financial reporting as of December 31, 2007, and have issued our reports thereon dated June 27, 2008 (which report on the consolidated financial statements expresses an unqualified opinion and includes explanatory paragraphs regarding the Company's restatement of the 2006 consolidated financial statements, and the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* in 2007, and which report on the Company's internal control over financial reporting expresses an adverse opinion due to material weaknesses as of December 31, 2007); such consolidated financial statements and reports are included elsewhere in this Form 10-K and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15 of Part IV. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2008

MICHAEL BAKER CORPORATION
Schedule II - Valuation and Qualifying Accounts
For the years ended December 31, 2007, 2006 and 2005
(In thousands)

Column A	*Column B*	*Column C* Additions		*Column D*	*Column E*
Description	**Balance at beg. of year**	**Charged to expense**	**Charged to other accounts**	**Deductions - describe**	**Balance at end of year**
For the year ended December 31, 2007:					
Income tax valuation allowance	$7,792	$ —	$—	$(1,547)(a)	$6,245
Nigerian prepaid taxes	2,173	505(b)	—	(879)(c)	1,799
Allowance for doubtful accounts	767	1,272	—	(576)(c)	1,463
For the year ended December 31, 2006:					
Income tax valuation allowance	$6,150	$1,642(d)	$—	$ —	$7,792
Nigerian prepaid taxes	1,560	1,006(b)	—	(393)(c)	2,173
Allowance for doubtful accounts	746	110	—	(89)(c)	767
For the year ended December 31, 2005:					
Income tax valuation allowance	$6,227	$ —	$—	$ (77)(a)	$6,150
Nigerian prepaid taxes	1,198	362(b)	—	—	1,560
Allowance for doubtful accounts	683	572	—	(509)(c)	746

(a) Relates to a reduction in federal, state, and foreign net operating losses and related valuation allowances.
(b) Relates to the inability to realize Nigerian prepaid income tax assets.
(c) For the years ended December 31, 2007, 2006 and 2005, the deduction amount primarily reflects accounts receivable balances written off during the year as well as recoveries of allowances previously expensed.
(d) Primarily relates to valuation of federal, state, and foreign net operating losses.

THIS PAGE INTENTIONALLY LEFT BLANK

Board of Directors

Richard L. Shaw
[illegible]
[illegible]

Robert N. Bontempo, Ph.D. [illegible]
Professor, [illegible] University
School of Business [illegible]

Nicholas P. Constantakis, CPA [illegible]
[illegible]
[illegible]

William J. Copeland [illegible]
[illegible]
[illegible]

General (Ret.) Robert H. Foglesong [illegible]
[illegible]
[illegible]
[illegible]

Roy V. Gavert, Jr. [illegible]
[illegible] Company (1988)

Mark E. Kaplan, CPA [illegible]
[illegible]
[illegible]
[illegible]

Bradley L. Mallory
[illegible] Chief Executive Officer,
[illegible] Corporation (2008)

John E. Murray, Jr., S.J.D. [illegible]
Chancellor and Professor of Law
Duquesne University (1997)

Pamela S. Pierce [illegible]
[illegible] Vice President
[illegible] (2005)

David N. Wormley, Ph.D.
[illegible] College of Engineering
[illegible] State University (2008)

[illegible] Board Membership Date

[illegible] Committee
[illegible] Audit Committee
[illegible] Compensation Committee
[illegible] Governance and Nominating Committee
[illegible] Health, Safety, Environmental and Compliance Committee

Corporate Management

Bradley L. Mallory
[illegible] Chief Executive Officer

H. James McKnight, J.D.
[illegible]
[illegible]

Craig O. Stuver, CPA
[illegible]
and Acting Chief Financial Officer

Joseph R. Beck
Vice President
and Director of Corporate [illegible]

David G. Higie
Vice President [illegible]
[illegible] Investor Relations

Michael Ziemianski
[illegible]
[illegible] Officer

G. John Kurgan, P.E.
[illegible] Vice President [illegible] Engineering

Edward L. Wiley, P.E.
[illegible] Vice President [illegible] Engineering

David G. Greenwood, P.E.
[illegible] Vice President
[illegible] Engineering

John D. Whiteford
Executive Vice President
and Acting General Manager [illegible] Energy

James R. Johnson
[illegible] President
[illegible] Energy

Shareholder Information

Annual Meeting
[illegible] Annual Meeting [illegible]
[illegible] September [illegible]
[illegible]

Crowne Plaza
Pittsburgh Airport Hotel
[illegible] Run Road
Coraopolis, PA [illegible]

Investor Relations
[illegible] questions about
[illegible]

[illegible]
[illegible]
and Acting Chief Financial Officer
[illegible]

[illegible]

David G. Higie
Vice President Corporate Communications
& Investor Relations
[illegible]

For Additional Shareholder Information
Office of the Secretary
Michael Baker Corporation
[illegible] Airside Drive
[illegible], PA [illegible]

Access our reports electronically at
www.[illegible].com

Registered Public Accounting Firm
Deloitte & Touche LLP
[illegible]
Pittsburgh, PA [illegible]

Outside Counsel
[illegible]
[illegible] Sixth Avenue
Pittsburgh, PA [illegible]

Transfer Agent
American Stock Transfer
[illegible] Lane
[illegible]
New York, NY [illegible]

[illegible]
[illegible]

[illegible]



Michael Baker Corporation ■ 1.800.553.1153 ■ www.mbakercorp.com

About Baker

Michael Baker Corporation (Amex:BKR), founded in 1940, provides professional engineering and consulting expertise for public and private sector clients world-wide. The Company's markets of focus include Aviation, Defense, Energy, Environmental, Facilities, Geospatial Information Technologies, Homeland Security, Municipal & Civil, Pipelines & Utilities, Transportation, and Water. Services span the complete life cycle of infrastructure and managed asset projects, including planning, design, construction services, operations & maintenance, asset management, and asset renewal. The Company's purpose is to create value by delivering innovative and sustainable solutions for infrastructure and the environment.

Baker

END

